 As filed with the Securities and Exchange Commission on November 2, 1999
                                                     Registration No. 333-85515
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                               ---------------

                             Amendment No. 6
                                      to
                                   FORM S-1
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                               ---------------

                           Wireless Facilities, Inc.
            (Exact name of Registrant as specified in its charter)

            Delaware                            7380                         13-3818604
 (State or other jurisdiction of    (Primary Standard Industrial          (I.R.S. Employer
 incorporation or organization)      Classification Code Number)       Identification Number)

                               ---------------

                         9805 Scranton Road, Suite 100
                              San Diego, CA 92121
                                (858) 824-2929
  (Address, including zip code, and telephone number, including area code, of
                   Registrant's principal executive offices)

                               ---------------

                             Massih Tayebi, Ph.D.
                            Chief Executive Officer
                           Wireless Facilities, Inc.
                         9805 Scranton Road, Suite 100
                              San Diego, CA 92121
                                (858) 824-2929
(Name, address, including zip code, and telephone number, including area code, of agent for service)

                                  Copies To:

            Frederick T. Muto, Esq.                       Bruce M. McNamara, Esq.
            Lance W. Bridges, Esq.                         Virginia W. Wei, Esq.
            Nancy D. Krueger, Esq.                        Robert C. Atherton, Esq.
              Cooley Godward LLP                      Wilson Sonsini Goodrich & Rosati
       4365 Executive Drive, Suite 1100                      650 Page Mill Road
              San Diego, CA 92121                           Palo Alto, CA 94304
                (858) 550-6000                                 (650) 493-9300

                               ---------------

       Approximate date of commencement of proposed sale to the public:
     As soon as practicable after the effective date of this Registration
                                  Statement.

                               ---------------

  If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "Securities Act") check the following box. [_]

  If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) of the Securities Act, please check the following box and list the Securities Act registration serial number of the earlier effective registration statement for the same offering. [_]

  If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [_]

  If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                               ---------------

  Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+The information in this prospectus is not complete and may be changed. We may + +not sell these securities until the registration statement filed with the + +Securities and Exchange Commission is effective. This prospectus is not an + +offer to sell these securities and is not soliciting an offer to buy these +
+securities in any state where the offer or sale is not permitted.             +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++

               SUBJECT TO COMPLETION, DATED NOVEMBER 2, 1999

                                4,000,000 Shares

                           Wireless Facilities, Inc.


                                 [LOGO OF WFI]

                                  Common Stock

                                   --------

  Prior to this offering, there has been no public market for our common stock. The initial public offering price is expected to be between $13.00 and $15.00 per share. We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "WFII."

  The underwriters have an option to purchase a maximum of 600,000 additional shares to cover over-allotments of shares.

  Investing in our common stock involves risks. See "Risk Factors" on page 7.

                                                                      Proceeds to
                                                        Underwriting   Wireless
                                             Price to   Discounts and Facilities,
                                              Public     Commissions     Inc.
                                            ----------- ------------- -----------
Per Share..................................   $             $           $
Total...................................... $            $            $

  Delivery of the shares of common stock will be made on or about       , 1999.

  Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

Credit Suisse First Boston

              Hambrecht & Quist

                           Thomas Weisel Partners LLC

                  The date of this prospectus is       , 1999.

                                  INSIDE COVER

  Graphics depicting WFI's service offerings and logo with the following text:

A Global Provider of Telecom Outsourcing

Network Planning Services

   Our business consulting group provides strategic and business planning for wireless carriers and equipment vendors.

Network Deployment Services

   Our staff of consultants, engineers, project managers and site development experts provides services for the design, implementation and optimization of wireless communications networks.

Network Management Services

   Our network management team of managers, engineers and technicians offers post-deployment radio frequency optimization and day-to-day operation and maintenance of wireless networks.

                                 ------------

                               TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary.......................................................    3
Risk Factors.............................................................    7
Special Note Regarding Forward-Looking Statements........................   14
Use of Proceeds..........................................................   15
Dividend Policy..........................................................   15
Capitalization...........................................................   16
Dilution.................................................................   17
Selected Consolidated Financial Data.....................................   18
Unaudited Pro Forma Consolidated Financial Information...................   19
Management's Discussion and Analysis of Financial Condition and Operating
 Results.................................................................   20

                                                                            Page
                                                                            ----
Business...................................................................  31
Management.................................................................  44
Related Party Transactions.................................................  52
Principal Stockholders.....................................................  55
Description of Capital Stock...............................................  57
Shares Eligible for Future Sale............................................  60
Underwriting...............................................................  62
Notice to Canadian Residents...............................................  65
Legal Matters..............................................................  66
Experts....................................................................  66
Where You Can Find Additional Information About Us.........................  66
Index to Consolidated Financial Statements................................. F-1

                                 ------------

   You should rely only on the information contained in this document or to which we have referred you. We have not authorized anyone to provide you with information that is different. This document may be used only where it is legal to sell these securities. The information in this document may only be accurate on the date of this document.



                     Dealer Prospectus Delivery Obligation

   Until       , 1999 (25 days after commencement of the offering), all
dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealer's obligation to deliver a prospectus when acting as an underwriter and with respect to unsold allotments or subscriptions.

                               PROSPECTUS SUMMARY

   This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before buying shares in this offering. You should read the entire prospectus carefully.

                           Wireless Facilities, Inc.

   Wireless Facilities, Inc. is an independent provider of outsourced services for the wireless communications industry. We plan, design and deploy wireless telecommunications networks. This work involves radio frequency engineering, site development, project management and the installation of radio equipment networks. We have also expanded our services to include network management, which involves day-to-day optimization, or recalibration and tuning, and maintenance of wireless networks. As part of our strategy, we are technology and vendor independent. We believe that this enables us to objectively evaluate and recommend specific products or technologies. We provide network design and deployment services to wireless carriers, such as AT&T affiliates Telecorp and Triton PCS; equipment vendors, such as Qualcomm and Lucent; and wireless broadband data carriers, such as CommcoTec and Nextlink. These specified customers represented our largest customers in each of these segments in 1998, and accounted for approximately 62% of our revenue in 1998.

   The wireless telecom industry is growing rapidly and carriers are making large capital investments to expand their networks. As carriers deploy these networks, they are faced with a proliferation in both the number and type of competitors. Due to this increasingly competitive environment, carriers must focus on satisfying customer demand for enhanced services, seamless and comprehensive coverage, better call quality, faster data transmission and lower prices. Carriers are also experiencing challenges managing complex networks and new technologies. These challenges require carriers and equipment vendors to allocate their resources effectively, which we believe has increasingly led them to outsource network planning, deployment and management.

   Our services are designed to improve our customers' competitive position through efficient planning, deployment and management of their networks. We have developed a methodology for planning and deploying wireless networks that allows us to deliver reliable, scalable network solutions. We offer our services primarily on a fixed-price basis with scheduled deadlines for completion times, that is, on a time-certain basis. We believe this enables our customers to more reliably forecast the costs and timing of network deployment and management. This allows our customers to focus on their core competencies and rely on us for planning, deploying and managing their networks. Our services include:

   Pre-Deployment Planning Services. We provide pre-deployment planning services for developing or refining a network deployment strategy. We develop and analyze the financial, engineering, competitive market and technology issues applicable to a proposed network deployment. In addition, we assist customers in determining the best equipment for a particular project, analyzing the feasibility of a particular technology for a network plan and managing the bidding process from multiple equipment vendors.

   Design and Deployment Services. We provide services for the design and deployment of wireless networks. These services include population, demographic and wireless traffic analysis, radio frequency engineering, Internet and other data network engineering, network architecture, microwave relocation, fixed network engineering, site development and network installation and optimization. We believe our success is largely based on our ability to provide a package of integrated services that have traditionally been offered by multiple subcontractors coordinated by a carrier's deployment staff.

   Network Management Services. We recently expanded our services to include post-deployment radio frequency optimization and day-to-day operation and maintenance of customers' wireless networks. After a network is deployed, it must be continually updated, recalibrated and tuned. Optimization is the process of tuning the network to take into account changing environments and usage patterns. We manage the operation of critical network elements, including base station equipment, mobile switching centers and network operating centers, to the extent required by our customers. We also provide training services for the internal network staff of our customers.

   Our objective is to be the leading independent provider of outsourced network services to the telecom industry, including network planning, design, deployment and management services. The key elements of our strategy include:

    .  Focusing on customer satisfaction;

    . Expanding the suite of services we offer and pursuing cross-selling opportunities;

    .  Remaining at the forefront of new technologies;

    .  Pursuing opportunities for international growth;

    .  Continuing to attract and retain qualified personnel;

    .  Capitalizing on previous project experience; and

    .  Pursuing strategic acquisitions.

   Since 1995, we have completed projects for more than 95 customers, ranging in scope from the installation of a single cell site to multi-year, large-scale deployment contracts. In the past two years, we have expanded our operations internationally and have completed projects in 26 countries. In addition to our U.S. operations, as of June 30, 1999, we had ongoing projects in Argentina, Brazil, Congo, India, Kuwait, Mexico, Morocco, Oman, Puerto Rico, Spain, South Korea, Turkey and the United Kingdom. In 1998, we were involved in the development of over 3,000 of the approximately 14,000 cell sites built in the United States. Since the founding of WFI in 1994, we have been involved in the design or deployment of over 8,000 cell sites worldwide.

   Our principal executive offices are located at 9805 Scranton Road, Suite 100, San Diego, California 92121. Our telephone number is (858) 824-2929. Our Website is www.wfinet.com. The information found on our Website is not a part of this prospectus.

                                  The Offering

Common stock offered..................... 4,000,000 shares
Common stock to be outstanding after the
 offering................................ 39,028,169 shares
Use of proceeds.......................... For the repayment of short-term debt, working capital, general
                                          corporate purposes and potential
                                          acquisitions of businesses. See "Use
                                          of Proceeds."
Proposed Nasdaq National Market symbol... WFII

   The number of shares of common stock to be outstanding after this offering is based on the number of shares outstanding as of September 30, 1999, and does not include the following:

  . 5,909,286 shares subject to options outstanding as of September 30, 1999, at a weighted average exercise price of $5.35 per share;

  .  6,700,000 shares that we could issue under existing stock plans;

  . 1,144,381 shares subject to warrants outstanding as of September 30, 1999, at a weighted average exercise price of $2.08 per share; and

  . 600,000 shares that may be purchased by the underwriters to cover over-allotments, if any.
--------
  Except as otherwise indicated, all information in this prospectus assumes:

  .  no exercise of the underwriters' over-allotment option;

  .  a three-for-one stock split that occurred on February 25, 1999; and

  . the automatic conversion of the outstanding shares of preferred stock into shares of common stock.

                      Summary Consolidated Financial Data
                     (in thousands, except per share data)

   The following financial information should be read together with the "Selected Consolidated Financial Data" and "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere in this prospectus.

                                                               Six Months Ended
                                    Year Ended December 31,        June 30,
                                    ------------------------- -------------------
                                     1996     1997     1998      1998      1999
                                    -------  -------  ------- ----------  -------
                                                              (unaudited)
Consolidated Statement of
Operations Data:
Revenues..........................  $15,421  $22,658  $51,909  $21,611    $33,106
Gross profit......................    8,589   10,942   23,839   11,033     12,081
Operating income..................    6,756    6,967   10,695    6,309      5,444
Net income........................    6,732    6,769    4,685    6,103      2,636
                                    =======  =======  =======  =======    =======
Net income per share
  Basic...........................  $  0.24  $  0.24  $  0.17  $  0.21    $  0.10
                                    =======  =======  =======  =======    =======
  Diluted.........................  $  0.23  $  0.23  $  0.15  $  0.20    $  0.08
                                    =======  =======  =======  =======    =======
Weighted average shares
  Basic...........................   28,500   28,661   28,374   29,408     27,126
                                    =======  =======  =======  =======    =======
  Diluted.........................   29,427   29,326   30,741   30,345     32,365
                                    =======  =======  =======  =======    =======
Pro forma information (unaudited):
Net income........................  $ 6,732  $ 6,769  $ 4,685  $ 6,103    $ 2,636
Pro forma adjustment for income
 taxes (1)........................   (2,653)  (2,527)   1,050   (2,617)        --
                                    -------  -------  -------  -------    -------
Pro forma net income (2)..........  $ 4,079  $ 4,242  $ 5,735  $ 3,486    $ 2,636
                                    =======  =======  =======  =======    =======
Pro forma net income per share (2)
  Basic...........................                    $  0.19             $  0.08
                                                      =======             =======
  Diluted.........................                    $  0.17             $  0.07
                                                      =======             =======
Pro forma weighted average shares
  Basic...........................                     30,664              34,481
                                                      =======             =======
  Diluted.........................                     33,031              39,720
                                                      =======             =======

                 As of June 30, 1999
                 -------------------
                             As
                 Actual Adjusted (3)
                 ------ ------------
Consolidated
 Balance Sheet
 Data:
Cash and cash
 equivalents...  $4,027   $ 52,067
Working
 capital.......  22,934     74,014
Total assets...  53,201    101,241
Total debt.....   9,407      6,367
Total
 stockholders'
 equity........  32,373     83,453

--------
(1) Through August 7, 1998, we elected to be taxed as an S corporation under the Internal Revenue Code of 1986 and comparable state laws. Accordingly, we did not recognize any provision for federal income tax expense during periods prior to that time. The pro forma adjustment for income taxes reflects the adjustment for federal income taxes which we would have recorded if we had been a C corporation during these periods.
(2) Pro forma net income for all periods except the six months ended June 30, 1999, gives effect to the adjustment for federal income taxes that we would have recorded if we had been a C corporation during these periods. For a description of the computation of the pro forma net income per share and the number of shares used in the per share calculations, see Note 1 of Notes to Consolidated Financial Statements.
(3) The As Adjusted column reflects our receipt of the net proceeds from the offering (assuming an initial public offering price of $14.00 per share), after deducting estimated underwriting discounts and commissions and estimated offering expenses and application of a portion of such proceeds to repay approximately $3.0 million of short-term debt. In addition, we intend to use an additional $4.0 million of the proceeds to repay advances on our revolving line of credit incurred after June 30, 1999. See "Capitalization" and "Use of Proceeds."

                                  RISK FACTORS

   You should carefully consider the following risk factors and all other information contained in this prospectus before purchasing our common stock. Investing in our common stock involves a high degree of risk. Risks and uncertainties, in addition to those we describe below, that are not presently known to us or that we currently believe are immaterial may also impair our business operations. If any of the following risks occur, our business could be harmed, the price of our common stock could decline and you may lose all or part of your investment. See "Special Note Regarding Forward-Looking Statements."

Our business will not operate efficiently and our results of operations will be negatively affected if we are unable to manage our growth effectively.

   We are experiencing a period of significant expansion and anticipate that further expansion will be required to address potential growth in the demand for our new and existing services. From January 1, 1998 to June 30, 1999, we increased our number of employees from 83 to 508. In order to increase our revenues significantly, we need to hire a substantial number of personnel in the near future, including project management, engineering and direct sales and marketing personnel. The actual number of employees we will need to hire is not determinable and may fluctuate drastically depending on the size and number of new contracts we receive and any changes to the scope of our existing projects. We expect this expansion to continue to place a significant strain on our managerial, operational and financial resources.

   To manage the expected growth of our operations and personnel, we will be required to:

  . improve existing and implement new operational, financial and management controls, reporting systems and procedures;

  . complete the implementation of a new financial management and accounting software program and install other new management information systems; and

  .  integrate, train, motivate and manage employees.

   If we fail to address the issues above or if our expected growth does not materialize, our business may be harmed.

We may not be able to hire or retain a sufficient number of qualified engineers and other employees to sustain our growth, meet our contract commitments or maintain the quality of our services.

   Our future success will depend on our ability to attract and retain additional highly skilled engineering, managerial, marketing and sales personnel. Competition for such personnel is intense, especially for engineers, and we may be unable to attract sufficiently qualified personnel in adequate numbers to meet the demand for our services. In addition, as of June 30, 1999, 22% of our employees in the United States were working under H-1B visas. H-1B visas are a special class of nonimmigrant working visas for qualified aliens working in specialty occupations, including, for example, radio frequency engineers. We are aware that the Department of Labor has proposed new regulations that would temporarily place greater requirements on H-1B dependent companies, such as ours, and may restrict our ability to hire workers under the H-1B visa category in the future. In addition, immigration policies are subject to rapid change and any significant changes in immigration law or regulations may further restrict our ability to continue to employ or to hire new workers on H-1B visas and could harm our business.

We expect our quarterly results to fluctuate. If we fail to meet earnings estimates, our stock price could decline.

   Our quarterly and annual operating results have fluctuated in the past and will vary in the future due to a variety of factors, many of which are outside of our control. The factors outside of our control include:

  . the timing and size of network deployment by our carrier customers and the timing and size of orders for network equipment built by our vendor customers;

  .  fluctuations in demand for our services;

  .  the length of sales cycles;

  .  reductions in the prices of services offered by our competitors;

  .  costs of integrating technologies or businesses; and

  .  telecom market conditions and economic conditions generally.

   The factors within our control include:

  . changes in the actual and estimated costs and timing to complete fixed-price, time-certain projects;

  . the timing of expansion into new markets, both domestically and internationally; and

  .  the timing and payments associated with possible acquisitions.

   Due to these factors, quarterly revenues, expenses and results of operations could vary significantly in the future. You should take these factors into account when evaluating past periods, and, because of the potential variability due to these factors, you should not rely upon results of past periods as an indication of our future performance. In addition, the long-term viability of our business could be negatively impacted if there were a downward trend in these factors. Because our operating results may vary significantly from quarter to quarter based upon the factors described above, results may not meet the expectations of securities analysts and investors, and this could cause the price of our common stock to decline significantly.

An increasing percentage of our revenue is accounted for on a percentage-of-completion basis which could cause our quarterly results to fluctuate.

   An increasing percentage of our revenue is derived from fixed priced contracts which are accounted for on a percentage of completion basis. The portion of our revenue from fixed price contracts has grown significantly as a percentage of revenues. For example, in 1997 fixed price contracts accounted for only about one-third of our total revenues, while during the first six months of 1999 fixed price contracts accounted for almost two-thirds of our total revenues. Although our management is experienced in estimating the costs associated with our services, prior to this offering we had not made estimates of total cost to complete a contract during or at the end of a quarter for purposes of determining quarterly revenues. Accordingly, revenue reported for fixed-price-contracts for each quarter in 1997, 1998 and the quarter ended March 31, 1999 using the percentage-of-completion method was based on actual or estimated total contract costs available at the end of 1997, 1998 and June 30, 1999, respectively, as opposed to estimates at the end of each quarter. We believe that preparation of the quarterly information in this manner is appropriate for an initial public offering. With the percentage-of-completion method, in each period we recognize expenses as they are incurred and we recognize revenue based on a comparison of the current costs incurred for the project to the then estimated total costs of the project. Accordingly, the revenue we recognize in a given quarter depends on the costs we have incurred for individual projects and our then current estimate of the total remaining costs to complete individual projects. If in any period we significantly increase our estimate of the total costs to complete a project, we may recognize very little or no additional revenue with respect to that project. As a result, our gross margin in such period and in future periods may be significantly reduced and in some cases we may recognize a loss on individual projects prior to their completion. For example, in 1999 we revised the estimated costs to complete two large contracts which resulted in a reduction of gross margins of 9.9% in the first quarter of 1999 and 6.9% in the second quarter of 1999. To the extent that our estimates fluctuate over time or differ from actual requirements, gross margins in subsequent quarters may vary significantly from our estimates and could harm our business.

Our business may be harmed if we increase our staffing levels in anticipation of a project and underutilize our personnel because such project is delayed, reduced or terminated.

   Since our business is driven by large, and sometimes multi-year, contracts, we forecast our personnel needs for future projected business. If we increase our staffing levels in anticipation of a project and such project is delayed, reduced or terminated, we may underutilize these additional personnel, which would increase our general and administrative expenses and could harm our business.

Due to our limited operating history, we may have difficulty accurately predicting revenues for future periods and appropriately budgeting for expenses, and, because most of our expenses are incurred in advance of anticipated revenues, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenues.

   We have generated revenues for fewer than five years and, thus, we have only a short history from which to predict future revenues. This limited operating experience, combined with our recent growth and expanded services, reduces our ability to accurately forecast our quarterly and annual revenues. Further, we plan our operating expenses based primarily on these revenue projections. Because most of our expenses are incurred in advance of anticipated revenues, we may not be able to decrease our expenses in a timely manner to offset any unexpected shortfall in revenues. For further financial information relating to our business, see "Selected Financial Data" and "Management's Discussion and Analysis of Financial Condition and Operating Results."

Our success is dependent on the continued growth in the deployment of wireless networks.

   The wireless telecom industry has experienced a dramatic rate of growth both in the United States and internationally. If the rate of growth slows and carriers reduce their capital investments in wireless infrastructure or fail to expand into new geographies, our business may be harmed.

Our success is dependent on the continued trend toward outsourcing wireless telecom services.

   Our success is dependent on the continued trend by wireless carriers and network equipment vendors to outsource for their network design, deployment and management needs. If wireless carriers and network equipment vendors elect to perform more network deployment services themselves, our revenues may decline and our business would be harmed.

Our revenues will be negatively impacted if there are delays in the deployment of new wireless networks.

   A significant portion of our revenue is generated from new licensees seeking to deploy their networks. To date, the pace of network deployment has sometimes been slower than expected, due in part to difficulty experienced by holders of licenses in raising the necessary financing, and there can be no assurance that future bidders for licenses will not experience similar difficulties. There has also been substantial regulatory uncertainty regarding payments owed to the U.S. Government by past successful wireless bidders, and such uncertainty has delayed network deployments. In addition, factors adversely affecting the demand for wireless services, such as allegations of health risks associated with the use of cellular phones, could slow or delay the deployment of wireless networks. These factors, as well as future legislation, legal decisions and regulation may slow or delay the deployment of wireless networks, which, in turn, could harm our business.

If our customers do not receive sufficient financing, our business may be seriously harmed.

   Some of our customers and potential customers are new companies with limited or no operating histories and limited financial resources. Typically less than 15% of our customers at any given time are early stage companies, with limited financing, and historically such companies have accounted for only 5% to 7% of our revenues, although these figures could increase in the future. These customers often must obtain significant amounts of financing to pay for their spectrum licenses, fund operations and deploy their networks. We frequently work with such companies prior to their receipt of financing. If these companies fail to receive adequate financing, particularly after we have begun working with them, our results of operations may be harmed.

The consolidation of equipment vendors or carriers could impact our business.

   Recently, the wireless telecom industry has been characterized by significant consolidation activity. This consolidation may lead to a greater ability among equipment vendors and carriers to provide a full suite of network services, and could simplify integration and installation, which may lead to a reduction in demand for our services. Moreover, the consolidation of equipment vendors or carriers could have the effect of reducing the number of our current or potential customers which could result in increased bargaining power. This potential increase in bargaining power could create competitive pressures whereby a particular customer may request our exclusivity with them in a particular market. Accordingly, we may not be able to represent some customers who wish to retain our services.

A loss of one or more of our key customers or delays in project timing for such customers could cause a significant decrease in our net revenues.

   We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. For example, for the six months ended June 30, 1999, we derived 18% of our revenues from Telecorp and 10% of our revenues from Siemens, and for the year ended December 31, 1998, we derived 31% of our revenues from Telecorp, 19% of our revenues from Qualcomm and 17% of our revenues from Triton PCS. These are our current key customers, but we anticipate that our key customers will change in the future as current projects are completed and new ones are begun. The services required by any one customer can be limited by a number of factors, including industry consolidation, technological developments, economic slowdown and internal budget constraints. None of our customers is obligated to purchase additional services, and as of September 23, 1999, approximately one-half of our active customer contracts could be terminated without cause or penalty by the customer on notice to us of 90 days or less. As a result of these factors, the volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not use our services in a subsequent period. Accordingly, we cannot be certain that present or future customers will not terminate their network service arrangements with us or significantly reduce or delay their contracts. Any termination, change, reduction or delay in our projects could seriously harm our business.

Our operating results may suffer because of competition in the wireless services industry.

   The network services market is highly competitive and fragmented and is served by numerous companies. Many of these competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition and international experience than us. We do not know of any competitors that are dominant in our industry. For a further description of our competition, see "Business--Competition."

   We believe that the principal competitive factors in our market include the ability to deliver results within budget and on time, reputation, accountability, project management expertise, industry experience and pricing. In addition, expertise in new and evolving technologies, such as wireless Internet services, has become increasingly important. We also believe our ability to compete depends on a number of factors outside of our control, including:

  .  the prices at which others offer competitive services;

  . the ability and willingness of our competitors to finance customers' projects on favorable terms;

  .  the ability of our customers to perform the services themselves; and

  .  the extent of our competitors' responsiveness to customer needs.

   We may not be able to compete effectively on these or other bases, and, as a result, our revenues or income may decline and harm our business.

Our business may be harmed if our new service offerings do not gain customer acceptance.

   We have expanded our suite of services to include ongoing network optimization and management. As of June 30, 1999, we had generated a cumulative total of only $994,000 in revenue for such services. These services, as well as other new services we may develop, may not be favorably received by customers, may not generate significant revenues or may not be offered in a cost-effective or timely manner. In addition, expansion of our services also requires significant additional expenses and development and may strain our managerial, financial and operational resources. If we are unable to successfully expand our service offerings, our business may be harmed.

We must keep pace with rapid technological change, market conditions and industry developments to maintain or grow our revenues.

   The market for wireless and other network system design, deployment and management services is characterized by rapid change and technological improvements. Our future success will depend in part on our ability to enhance our current service offerings to keep pace with technological developments and to address increasingly sophisticated customer needs. We may not be successful in developing and marketing in a timely manner service offerings that respond to the technological advances by others and our services may not adequately or competitively address the needs of the changing marketplace. If we are not successful in responding in a timely manner to technological change, market conditions and industry developments, our revenues may decline and our business may be harmed.

Our business operations could be significantly disrupted if we lose members of our management team.

   Our success depends to a significant degree upon the continued contributions of our executive officers, both individually and as a group. See "Management-- Directors, Executive Officers and Key Employees" for a listing of such executive officers. Our future performance will be substantially dependent on our ability to retain and motivate them. In addition, we do not carry key-person life insurance to cover the loss of members of our management team. The loss of the services of any of our executive officers, particularly Massih Tayebi, our Chief Executive Officer, or Masood Tayebi, our President, could prevent us from executing our business strategy.

We may not be successful in our efforts to identify, acquire or integrate acquisitions.

   Our failure to manage risks associated with acquisitions could harm our business. A component of our business strategy is to expand our presence in new or existing markets by acquiring additional businesses. From January 1, 1998 through June 30, 1999, we acquired four businesses. We may not be able to identify, acquire or profitably manage additional businesses or integrate successfully any acquired businesses without substantial expense, delay or other operational or financial problems. Acquisitions involve a number of risks, including:

  .  diversion of management's attention;

  . difficulty in integrating and absorbing the acquired business, its employees, corporate culture, managerial systems and processes and services;

  .  failure to retain key personnel and employee turnover;

  .  customer dissatisfaction or performance problems with an acquired firm;

  .  assumption of unknown liabilities; and

  .  other unanticipated events or circumstances.

We have recently expanded our operations internationally. Our failure to effectively manage our international operations could harm our business.

   In the past two years, we have been engaged on projects in 26 countries, and we currently have offices in Brazil, India, Mexico and the United Kingdom. For the six months ended June 30, 1999, international operations accounted for approximately 33% of our total revenues. We believe that the percentage of total revenues attributable to international operations will continue to be significant. Although we have no specific plans to enter into new international markets, we intend to expand our existing international operations and may enter additional international markets, which will require significant management attention and financial resources and could adversely affect our operating margins and earnings. In order to expand our international operations, we will need to hire additional personnel and develop relationships with potential international customers. To the extent that we are unable to do so on a timely basis, our growth in international markets would be limited, and our business would be harmed.

   Our international business operations are subject to a number of material risks, including, but not limited to:

  .  difficulties in building and managing foreign operations;

  . difficulties in enforcing agreements and collecting receivables through foreign legal systems and addressing other legal issues;

  .  longer payment cycles;

  .  taxation issues;

  .  fluctuations in the value of foreign currencies; and

  . unexpected domestic and international regulatory, economic or political changes.

   To date, we have encountered each of the risks set forth above in our international operations. If we are unable to expand and manage our international operations effectively, our business may be harmed.

Fluctuations in the value of foreign currencies could harm our profitability.

   Substantially all of our international sales are currently denominated in U.S. dollars. In the course of our international operations, we incur expenses in a number of currencies. Fluctuations in the value of the U.S. dollar and foreign currencies may make our services more expensive than local service offerings. This could make our service offerings less competitive than local service offerings, which could harm our business. To date, our experience with this foreign currency risk has predominately related to the Brazilian real. We do not currently engage in currency hedging activities to limit the risks of exchange rate fluctuations. Therefore, fluctuations in the value of foreign currencies could have a negative impact on the profitability of our global operations, which would harm our business.

We may encounter potential costs or claims resulting from project performance.

   Many of our engagements involve projects that are significant to the operations of our customers' businesses. Our failure to meet a customer's expectations in the planning or implementation of a project or the failure of unrelated third party contractors to meet project completion deadlines could damage our reputation and adversely affect our ability to attract new business. We frequently undertake projects in which we guarantee performance based upon defined operating specifications or guaranteed delivery dates. Unsatisfactory performance or unanticipated difficulties or delays in completing such projects may result in a direct reduction in payments to us, or payment of damages by us, which could harm our business.

Our executive officers and directors and their affiliates will control 74.0% of our common stock after this offering and, as a result, will be able to exercise control over all matters requiring stockholder approval.

   On completion of this offering, our executive officers and directors and their affiliates will beneficially own, in the aggregate, approximately 74.0% of our outstanding common stock. In particular, our Chief Executive Officer, Massih Tayebi, and our President, Masood K. Tayebi, will beneficially own, in the aggregate, approximately 47.7% of our outstanding common stock. In addition, other members of the Tayebi families own, in the aggregate, approximately 11.9% of our outstanding common stock. As a result, these stockholders will be able to exercise control over all matters requiring stockholder approval, including the election of directors and approval of significant corporate transactions, which may have the effect of delaying or preventing a third party from acquiring control over us. These transactions may include those that other stockholders deem to be in their best interests and in which those other stockholders might otherwise receive a premium for their shares over their current prices. For additional information regarding our stock ownership see "Principal Stockholders."

Year 2000 problems could lead to malfunctions of our computer and communications systems, and prevent us from running our business.

   Many existing computer programs cannot distinguish between a year beginning with "20" and a year beginning with "19" because they use only the last two digits to refer to a year. For example, these programs cannot tell the difference between the year 2000 and the year 1900. As a result, these programs may malfunction or fail completely. We have not independently verified that our customers' systems and the third party systems we use are year 2000 compliant. If we, our customers or any other third parties with whom we have a material relationship fail to achieve year 2000 readiness, our business may be seriously harmed. In particular, if year 2000 problems significantly impact carriers or equipment vendors, the demand for our services could be significantly reduced. In some of our customer contracts, we have warranted that our services and related technologies will be year 2000 compliant. Failure to do so, however, could result in the termination of those contracts or liability for damages. We have no specific contingency plan to address the effect of year 2000 noncompliance. For additional information regarding our year 2000 readiness, see "Management's Discussion and Analysis of Financial Condition and Operating Results--Year 2000 Readiness Disclosure."

Our stock price may be particularly volatile because of the industry we are in.

   The stock market in general has recently experienced extreme price and volume fluctuations. In addition, the market prices of securities of technology and telecom companies have been extremely volatile, and have experienced fluctuations that have often been unrelated to or disproportionate to the operating performance of such companies. These broad market fluctuations could adversely affect the price of our common stock.

We have broad discretion to use the offering proceeds and our investment of those proceeds may not yield a favorable return.

   Most of the net proceeds of this offering are not allocated for specific uses. Our management has broad discretion to spend the proceeds from this offering in ways with which stockholders may not agree. The failure of our management to apply these funds effectively could result in unfavorable returns. This could harm our business and could cause the price of our common stock to decline.

Provisions in our charter documents and Delaware law may make it difficult for a third party to acquire our company and could depress the price of our common stock.

   Delaware corporate law and our certificate of incorporation and bylaws contain provisions that could delay, defer or prevent a change in control of our company or our management. These provisions could also discourage proxy contests and make it more difficult for you and other stockholders to elect directors and take other corporate actions. As a result, these provisions could limit the price that investors are willing to pay in the future for shares of our common stock. These provisions include:

  .  authorizing the board of directors to issue additional preferred stock;

  .  prohibiting cumulative voting in the election of directors;

  .  limiting the persons who may call special meetings of stockholders;

  .  prohibiting stockholder action by written consent; and

  . establishing advance notice requirements for nominations for election to the board of directors or for proposing matters that can be acted on by stockholders at stockholder meetings.

   We are also subject to certain provisions of Delaware law which could delay, deter or prevent us from entering into an acquisition, including Section 203 of the Delaware General Corporation Law, which prohibits a Delaware corporation from engaging in a business combination with an interested stockholder unless specific conditions are met. See "Description of Capital Stock--Preferred Stock and Anti-Takeover Provisions."

Our securities have no prior market and we cannot assure you that our stock price will not decline after the offering.

   Before this offering, there has not been a public market for our common stock and the trading market price of our common stock may decline below the initial public offering price. The initial public offering price has been determined by negotiations between us and the representatives of the underwriters. See "Underwriting" for a discussion of the factors considered in determining the initial public offering price. In addition, an active public market for our common stock may not develop or be sustained after this offering.

You will experience immediate and substantial dilution by investing in our common stock.

   The initial public offering price is substantially higher than the net tangible book value of each outstanding share of common stock immediately after the offering. Purchasers of common stock in this offering will suffer immediate and substantial dilution. This dilution will reduce the net tangible book value of their shares, since these investments will be at a substantially higher per share price than they were for our existing stockholders. The dilution will be $11.99 per share in the net tangible book value of the common stock from the initial public offering price. If additional shares are sold by the underwriters following exercise of their over-allotment option, or if outstanding options or warrants to purchase shares of common stock are exercised, you will incur further dilution.

Future sales of our common stock may depress our stock price.

   Sales of a substantial number of shares of common stock in the public market following this offering could cause the market price of our common stock to decline. After this offering, we will have outstanding 39,028,169 shares of common stock. All the shares sold in this offering will be freely tradable. Of the remaining 35,028,169 shares of common stock outstanding after this offering, 33,028,169 of such shares will be eligible for sale in the public market beginning 180 days after the date of this prospectus. After this offering we also intend to register up to approximately 13,100,000 additional shares of our common stock for sale upon the exercise of outstanding stock options and warrants issued pursuant to compensatory benefit plans or reserved for future issuance pursuant to our 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

   This prospectus contains forward-looking statements that involve risks and uncertainties. These statements relate to future events or our future financial performance. In some cases, you can identify forward-looking statements by terminology such as "may," "will," "should," "except," "plan," "anticipate," "believe," "estimate," "predict," "potential" or "continue," the negative of such terms or other comparable terminology. These statements are only predictions. Actual events or results may differ materially. In evaluating these statements, you should specifically consider various factors, including the risks described above and in other parts of this prospectus. These factors may cause our actual results to differ materially from any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements.

                                USE OF PROCEEDS

   Our net proceeds from the sale of the 4,000,000 shares of common stock offered by us are estimated to be $51.08 million, or $58.89 million if the underwriters over-allotment option is exercised in full, at an assumed initial public offering price of $14.00 per share, after deducting the estimated underwriting discounts and commissions and offering expenses payable by us.

   Our principal purposes for engaging in this offering are to:

  . increase our equity capital and create a public market for our common stock;

  . provide increased visibility for us in a marketplace where our principal business relationships are with publicly traded companies; and

  .  facilitate future access by us to public equity markets.

   Prior to the completion of this offering, we intend to draw on our revolving line of credit to repay notes issued in our acquisition of Entel Technologies. We plan to use approximately $7.0 million of the proceeds of this offering to repay short-term debt under our revolving line of credit. Indebtedness under our revolving line of credit bears interest at LIBOR, which was 5.42% as of September 30, 1999, plus 2.25% and has a maturity date of August 17, 2000. We expect to use the remaining net proceeds from this offering for working capital and general corporate purposes. In addition, we may use a portion of the net proceeds to acquire businesses; however, we currently have no commitments or agreements and are not involved in any negotiations to do so. Pending the uses described above, we intend to invest the net proceeds in interest-bearing, investment grade securities.

                                DIVIDEND POLICY

   Covenants in our financing arrangements prohibit or limit our ability to declare or pay cash dividends. We currently intend to retain any future earnings to finance the growth and development of our business and therefore do not anticipate paying any cash dividends in the foreseeable future. Any future determination to pay cash dividends will be at the discretion of the board of directors and will be dependent upon our financial condition, results of operations, capital requirements, general business conditions and other factors that the board of directors may deem relevant.

   While we were an S corporation, we paid dividends to our stockholders of approximately $4.6 million in 1997 and approximately $8.6 million in 1998. Of the 1998 dividends, $3.1 million was paid in cash. The remaining $5.5 million was paid to three of our stockholders, Drs. Massih Tayebi, Masood Tayebi and Sean Tayebi, in the form of short-term promissory notes. See "Related Party Transactions."

                                 CAPITALIZATION

   The following table sets forth our capitalization as of September 30, 1999:

  .  On an actual basis;

  . On a pro forma basis after giving effect to the conversion of all outstanding preferred stock into 7,775,349 shares of common stock; and

  . On a pro forma as adjusted basis, giving effect to our sale of the common stock in this offering at an assumed offering price of $14.00 per share, including the sale of our treasury stock, and the application of the net proceeds as described under "Use of Proceeds."

   This information should be read in conjunction with our consolidated financial statements and related notes thereto included elsewhere in this prospectus.

                                                      September 30, 1999
                                                 ------------------------------
                                                                     Pro Forma
                                                 Actual   Pro Forma As Adjusted
                                                 -------  --------- -----------
                                                        (in thousands)
Long-term debt, less current portion (1)........ $   867   $   867    $   867
Stockholders' equity:
 Convertible preferred stock; 4,482,692 shares,
  $0.01 par value, authorized and 4,409,965
  shares issued and outstanding, actual; no
  shares issued and outstanding, pro forma;
  5,000,000 shares, $0.001 par value, authorized
  and no shares outstanding, pro forma as
  adjusted (2)..................................      44       --         --
 Common stock; 50,000,000 shares, $0.01 par
  value, authorized and 27,252,820 shares issued
  and outstanding, actual; 35,028,169 shares
  issued and outstanding pro forma; 195,000,000
  shares, $0.001 par value, authorized and
  39,028,169 shares issued and outstanding,
  pro forma as adjusted (2)(3)..................     305       383         39
Additional paid-in capital......................  41,529    41,495     79,228
Retained earnings ..............................   6,999     6,999      6,999
Treasury stock at cost; 3,287,612 shares actual
 and pro forma, none pro forma as adjusted...... (13,691)  (13,691)       --
Accumulated other comprehensive income..........      47        47         47
                                                 -------   -------    -------
  Total stockholders' equity....................  35,233    35,233     86,313
                                                 -------   -------    -------
  Total capitalization.......................... $36,100   $36,100    $87,180
                                                 =======   =======    =======

--------
(1) See Note 4 of Notes to Consolidated Financial Statements.

(2) Immediately prior to the closing of this offering and effective upon the filing of our restated certificate of incorporation, our authorized preferred stock will be increased to 5,000,000 shares, $0.001 par value, and our authorized common stock will be increased to 195,000,000 shares, $0.001 par value.

(3) Does not include the following shares:

  . 5,909,286 shares subject to options outstanding at a weighted average exercise price of $5.35 per share; and

  . 1,144,381 shares of common stock issuable upon exercise of outstanding warrants at a weighted average exercise price of $2.08 per share. See
     Note 7 of Notes to Consolidated Financial Statements. See "Description of Capital Stock."

                                    DILUTION

   As of September 30, 1999, our pro forma net tangible book value was approximately $27.4 million, or $0.78 per share of common stock. Pro forma net tangible book value represents the amount of total tangible assets less total liabilities, divided by the number of shares of common stock outstanding, and gives effect to the conversion of all outstanding preferred stock into shares of common stock.

   After giving effect to our sale of common stock in this offering at an assumed initial public offering price of $14.00 per share, and our receipt of the estimated net proceeds from the sale, our pro forma net tangible book value as of September 30, 1999 would have been approximately $78.5 million, or $2.01 per share. This represents an immediate increase in pro forma net tangible book value of $1.23 per share to existing stockholders and an immediate dilution of $11.99 per share to new investors. The following table illustrates this per share dilution:

Assumed initial public offering price per share.................        $14.00
Pro forma net tangible book value per share before the
 offering....................................................... $ 0.78
Increase per share attributable to new investors................ $ 1.23
                                                                 ------
Pro forma net tangible book value per share after this
 offering.......................................................        $ 2.01
                                                                        ------
Dilution per share to new investors.............................        $11.99
                                                                        ======

   The following table summarizes, on a pro forma basis as of September 30, 1999, the differences between existing stockholders and the new investors with respect to the number of shares of common stock purchased from us, the total consideration paid and the average price per share paid before deducting the underwriting discounts and commissions and our estimated offering expenses.

                                 Shares Purchased  Total Consideration
                                ------------------ -------------------
                                                                        Average
                                                                         Price
                                  Number   Percent   Amount    Percent Per Share
                                ---------- ------- ----------- ------- ---------
Existing stockholders.......... 35,028,169   89.8% $37,882,863   40.4%  $ 1.08
New investors..................  4,000,000   10.2% $56,000,000   59.6%  $14.00
                                ----------  -----  -----------  -----
Total.......................... 39,028,169  100.0% $93,882,863  100.0%
                                ==========  =====  ===========  =====

   The discussion and tables above assume no exercise of stock options or warrants outstanding as of September 30, 1999. As of September 30, 1999, there were options outstanding to purchase a total of 5,909,286 shares of common stock, with a weighted average exercise price of $5.35 per share, and warrants outstanding to purchase a total of 1,144,381 shares of common stock, with a weighted average exercise price of $2.08 per share. To the extent that any of these options or warrants are exercised, there will be further dilution to new investors. See "Description of Capital Stock" and Note 7 of Notes to Consolidated Financial Statements.

                      SELECTED CONSOLIDATED FINANCIAL DATA

   The selected data presented below under the captions "Consolidated Statement of Operations Data" and "Consolidated Balance Sheet Data" for, and as of the end of, each of the years in the four-year period ended December 31, 1998 and for, and as of the end of the six-month period ended June 30, 1999, are derived from the consolidated financial statements of Wireless Facilities, Inc., which financial statements have been audited by KPMG LLP, our independent certified public accountants. The audited consolidated financial statements as of December 31, 1997 and 1998 and June 30, 1999 and for each of the years in the three-year period ended December 31, 1998 and the six months ended June 30, 1999, and report thereon, are included elsewhere in this prospectus. The selected data presented below for the six-month period ended June 30, 1998 are derived from the unaudited consolidated financial statements of Wireless Facilities, Inc. included elsewhere in this prospectus. We have prepared this unaudited information on substantially the same basis as the audited consolidated financial statements and included all adjustments that we consider necessary for the fair presentation of the financial position and results of operations for the period. When you read this selected historical financial data, it is important that you read along with it the historical financial statements and related notes as well as the section titled "Management's Discussion and Analysis of Financial Condition and Operating Results" included elsewhere in this prospectus. Historical results are not necessarily indicative of future results.

                                                                Six Months
                             Years Ended December 31,         Ended June 30,
                          --------------------------------  -------------------
                           1995    1996     1997    1998       1998      1999
                          ------  -------  ------- -------  ----------- -------
                                                            (unaudited)
                                (in thousands, except per share data)
Consolidated Statement
 of Operations Data:
Revenues................  $1,085  $15,421  $22,658 $51,909    $21,611   $33,106
Cost of revenues........     744    6,832   11,716  28,070     10,578    21,025
                          ------  -------  ------- -------    -------   -------
Gross profit............     341    8,589   10,942  23,839     11,033    12,081
Selling, general and
 administrative
 expenses...............     102    1,833    3,975  13,144      4,724     6,637
                          ------  -------  ------- -------    -------   -------
Operating income........     239    6,756    6,967  10,695      6,309     5,444
Total other (expense)
 income.................      (2)      (2)      25    (484)      (146)     (627)
                          ------  -------  ------- -------    -------   -------
Income before income
 taxes..................     237    6,754    6,992  10,211      6,163     4,817
Provision for income
 taxes..................     --        22      223   5,526         60     2,181
                          ------  -------  ------- -------    -------   -------
Net income..............  $  237  $ 6,732  $ 6,769 $ 4,685    $ 6,103   $ 2,636
                          ======  =======  ======= =======    =======   =======
Net income per share
 Basic..................  $ 0.01  $  0.24  $  0.24 $  0.17    $  0.21   $  0.10
                          ======  =======  ======= =======    =======   =======
 Diluted................  $ 0.01  $  0.23  $  0.23 $  0.15    $  0.20   $  0.08
                          ======  =======  ======= =======    =======   =======
Weighted average shares
 Basic..................  28,500   28,500   28,661  28,374     29,408    27,126
                          ======  =======  ======= =======    =======   =======
 Diluted................  28,500   29,427   29,326  30,741     30,345    32,365
                          ======  =======  ======= =======    =======   =======
Pro forma information
 (unaudited):
Income before income
 taxes..................  $  237  $ 6,754  $ 6,992 $10,211    $ 6,163   $ 4,817
Pro forma provision for
 income taxes (1).......      95    2,675    2,750   4,476      2,677     2,181
                          ------  -------  ------- -------    -------   -------
Pro forma net income
 (2)....................  $  142  $ 4,079  $ 4,242 $ 5,735    $ 3,486   $ 2,636
                          ======  =======  ======= =======    =======   =======
Pro forma net income per
 share (2)
 Basic..................                           $  0.19              $  0.08
                                                   =======              =======
 Diluted................                           $  0.17              $  0.07
                                                   =======              =======
Pro forma weighted
 average shares
 Basic..................                            30,664               34,481
                                                   =======              =======
 Diluted................                            33,031               39,720
                                                   =======              =======

                                                   December 31,
                                            --------------------------- June 30,
                                            1995  1996   1997    1998     1999
                                            ---- ------ ------- ------- --------
                                                  (in thousands)
Consolidated Balance Sheet Data:
Cash....................................... $  7 $  333 $   836 $ 2,866 $ 4,027
Working capital............................  216  6,633   9,240   7,739  22,934
Total assets...............................  535  7,210  11,054  60,252  53,201
Total debt.................................  --     --      --   16,018   9,407
Total stockholders' equity.................  237  6,995   9,835  14,316  32,373

-------
(1) Through August 7, 1998, we elected to be taxed as an S corporation under the Internal Revenue Code of 1986 and comparable state laws. Accordingly, we did not recognize any provision for federal income tax expense during periods prior to that time. The pro forma provision for income taxes reflects the provision for federal income taxes which we would have recorded if we had been a C corporation during these periods.

(2) Pro forma net income for all periods except the six months ended June 30, 1999 gives effect to the adjustment for federal income taxes which we would have recorded if we had been a C corporation during these periods. For a description of the computation of the pro forma net income per share and the number of shares used in the per share calculations, see Note 1 of Notes to Consolidated Financial Statements.

             UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION

   The Company acquired Entel Technologies (Entel) on February 27, 1998. Entel's results of operations for the subsequent ten months are included in the Company's statement of operations for the year ended December 31, 1998. Had the acquisition occurred on January 1, 1998, the following pro forma adjustments would have been made to the audited consolidated statement of operations to account for the operations of Entel for the period January 1, 1998 through February 27, 1998 and to present certain pro forma adjustments: increase in revenues of $3,919,165, increase in cost of revenues of $2,145,233, increase in selling, general and administrative expenses of $1,501,005, including pro forma adjustment for additional goodwill amortization of $185,784, increase in other expense, net of $68,317 including pro forma adjustment for additional interest expense of $75,843. These adjustments result in a net increase to historical net income of $204,610. Pro forma earnings per share for the year ended December 31, 1998 are $0.17 basic and $0.16 diluted.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                   FINANCIAL CONDITION AND OPERATING RESULTS

   The following discussion should be read in conjunction with our financial statements and the related notes and the other financial information appearing elsewhere in this prospectus. See also "Special Note Regarding Forward-Looking Statements."

Overview

   We were incorporated in December 1994 and began operations in March 1995. Since our inception, we have operated as a provider of outsourced services related to the planning, design and deployment of wireless networks. Prior to our acquisition of Entel Technologies, in February 1998, we were primarily engaged in providing radio frequency engineering and optimization services. With the acquisition of Entel, we acquired site development and project management capabilities, enabling us to provide to our customers a full range of services for the deployment of wireless networks on a turnkey basis. Additionally, we have expanded our services to offer ongoing optimization and network management services for our customers. We contract with wireless telecom carriers and wireless equipment vendors to provide turnkey design, deployment and management services as well as individual services as part of broader network deployment projects. A majority of our contracts are structured on a fixed-price, time-certain basis. Since our business is driven by large, and sometimes multi-year, contracts, we forecast our staffing needs for future projected business. As a result, we may increase our staffing levels in anticipation of beginning a project. Our business may be harmed if such a project is delayed, reduced or terminated.

   We generally offer our network planning, design and deployment services on a fixed-price, time-certain basis. We recognize revenues for such contracts using the percentage-of-completion method. Under the percentage-of-completion method, in each period we recognize expenses as they are incurred and we recognize revenue based on a comparison of the current costs incurred for the project to the then estimated total costs of the project. Accordingly, the revenue we recognize in a given quarter depends on the costs we have incurred for individual projects and our then current estimate of the total remaining costs to complete individual projects. If in any period we significantly increase our estimate of the total costs to complete a project, we may recognize very little or no additional revenue with respect to that project. As a result, our gross margin in such period and in future periods may be significantly reduced and in some cases we may recognize a loss on individual projects prior to their completion. Our contracts are typically structured with milestone events that dictate the timing of payments to us from our customers. Accordingly, there may be a significant delay between the date we record revenue and the date we receive payment from our customers. For network planning, design and deployment contracts offered on a time and expense basis, we recognize revenues as services are performed. We typically charge a fixed monthly fee for our ongoing radio frequency optimization and network operations and maintenance services. With respect to these services, we recognize revenue as services are performed. As of June 30, 1999, we had generated a cumulative total of $994,000 in revenue from our network management services. We expect to generate increased revenue from our network management services as we cross-sell to our existing customers and make this service available to new customers.

   In order to meet the global needs of our clients, we have completed projects in 26 countries to date. Since 1998, we have established corporate resource centers in Mexico, Brazil, India and the United Kingdom. We have generated significant revenues from our international operations and expect that those revenues will expand as we continue to grow our business. Contracts with our customers are typically denominated in U.S. dollars, but this may not always be the case in the future. Additionally, we pay our international employees in either U.S. dollars or local currency. Currently we do not enter into hedging contracts or similar arrangements to protect against foreign currency fluctuations. Therefore, we increasingly may be subject to currency fluctuations, which could harm our operating results in future periods.

   Our customers are large, well-established telecom carriers and wireless telecom equipment vendors, as well as smaller, early stage telecom carriers. We have derived, and believe that we will continue to derive, a significant portion of our revenues from a limited number of customers. For the six months ended June 30, 1999, we derived 18% of revenues from Telecorp and 10% of our revenues from Siemens. For the year ended December 31, 1998, we derived 31% of our revenues from Telecorp, 19% of our revenues from Qualcomm and

17% of our revenues from Triton PCS. The volume of work performed for specific customers is likely to vary from period to period, and a major customer in one period may not use our services in a subsequent period.

   Our cost of revenues includes direct compensation and benefits, living and travel expenses, payments to third-party sub-contractors, allocation of overhead, costs of expendable computer software and equipment and other direct project-related expenses. As of June 30, 1999, we had 450 employees working on contracted projects.

   Selling, general and administrative expenses include compensation and benefits, computer software and equipment, facilities expenses and other expenses not related directly to projects. Our sales personnel have, as part of their compensation package, incentives based on their productivity. We are currently installing a new financial management and accounting software program to better accommodate our growth. We expect to incur expenses related to the licensing of the software package and related personnel costs associated with its installation, testing and implementation. We may incur expenses related to a given project in advance of the project beginning as we increase our personnel to work on the project. New hires typically undergo training on our systems and project management process prior to being deployed on a project.

   Depreciation and amortization expenses include depreciation on our furniture, fixtures and equipment and amortization related to our recent acquisitions, primarily Entel in February 1998. Goodwill is being amortized over a seven-year period.

   Interest expense is primarily related to interest on notes payable to related parties. Specifically, in connection with a dividend declared and paid to all stockholders in July 1998, we issued promissory notes in the amount of $5.5 million. These notes were amended in August 1999 and become due in August 2000. In addition, as part of our acquisition of Entel, we issued notes as part of the purchase consideration in the amount of $5.2 million. Prior to completion of this offering we expect to repay the approximately $3.0 million outstanding under the Entel notes using our line of credit. We currently intend to repay our line of credit with the proceeds of this offering. We may enter into future borrowings or notes related to future acquisitions, and we may incur additional interest expenses as a result.

   In August 1998, we converted from an S corporation to a C corporation. Prior to becoming a C corporation, our stockholders were taxed individually for their share of our profits. In 1998, we incurred a one-time charge of $2.1 million to establish a deferred income tax liability upon our change from an S corporation to a C corporation. The remaining tax provision for the year ended December 31, 1998 is attributable to federal and state income taxes at the standard statutory C corporation rates for operations from August 7, 1998 to December 31, 1998.

Recent Financial Results

   The following table sets forth certain unaudited consolidated statement of operations data for the three and nine months ended September 30, 1999, together with comparative prior period data. The unaudited consolidated statement of operations data includes all adjustments, consisting of normal recurring adjustments, considered necessary for a fair presentation of the results for the interim periods presented.

                                              Three
                                          Months Ended     Nine Months Ended
                                          September 30,      September 30,
                                         ----------------  ------------------
                                          1998     1999      1998      1999
                                         -------  -------  --------  --------
                                                  (in thousands)
Consolidated Statement of Operations
 Data
Revenues................................ $14,008  $23,833  $ 35,619  $ 56,938
Cost of revenues........................   8,021   13,102    18,600    34,126
                                         -------  -------  --------  --------
Gross profit............................   5,987   10,731    17,019    22,812
Selling, general and administrative
 expenses...............................   3,899    5,161     8,622    11,799
                                         -------  -------  --------  --------
Operating income........................   2,088    5,570     8,397    11,013
Total other (expense) income, net.......    (153)    (631)     (299)   (1,258)
                                         -------  -------  --------  --------
Income before income taxes..............   1,935    4,939     8,098     9,755
Net income.............................. $(1,448) $ 2,798  $  4,655  $  5,434
                                         =======  =======  ========  ========

   Revenues. Our revenues increased 70% from $14.0 million for the three months ended September 30, 1998 to $23.8 million for the three months ended September 30, 1999. The $9.8 million increase was primarily attributable to the addition of new contracts.

   Revenues for the nine months ended September 30, 1999 increased 60% from the nine months ended September 30, 1998. The $21.3 million increase was primarily attributable to the addition of new contracts, offset by a reduction in revenue of $5.0 million from the effects of revised cost estimates related to two fixed-price contracts. The addition of new service offerings, including site development and fixed network engineering, contributed $10.1 million to the new contract revenues.

   Cost of Revenues. Our cost of revenues increased 64% from $8.0 million for the three months ended September 30, 1998 to $13.1 million for the three months ended September 30, 1999, primarily due to increased staffing in support of new contracts. Gross profit was 45% of revenues for the three months ended September 30, 1999 compared to 43% for the three months ended September 30, 1998. Gross profit for the three months ended September 30, 1999 increased due to the addition of new higher margin contracts.

   Cost of revenues increased 83% from $18.6 million for the nine months ended September 30, 1998 to $34.1 million for the nine months ended September 30, 1999, primarily due to increased staffing in support of new contracts. Gross profit was 40% of revenues for the nine months ended September 30, 1999 compared to 48% for the nine months ended September 30, 1998. Gross profit for the nine months ended September 30, 1999 were primarily reduced due to a reduction in revenue of $5.0 million from the effects of revised cost estimates related to two fixed-price contracts.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased 33% from $3.9 million for the three months ended September 30, 1998 to $5.2 million for the three months ended September 30, 1999. The increase was attributable to an increase in executive, administrative, sales and marketing personnel, as well as increases in purchases of expendable tools and systems in support of our growth. As a percentage of revenues, selling, general and administrative expenses decreased from 28% for the three months ended September 30, 1998 to 22% for the three months ended September 30, 1999 reflecting consolidation efficiencies following the Entel acquisition.

   Selling, general and administrative expenses increased 37% from $8.6 million for the nine months ended September 30, 1998 to $11.8 million for the nine months ended September 30, 1999. The increase was primarily attributable to increases in executive, administrative, sales and marketing personnel, as well as increases in purchases of expendable tools and systems in support of our growth. As a percentage of revenues, selling, general and administrative expenses decreased from 24% for the nine months ended September 30, 1998 to 21% for the nine months ended September 30, 1999, reflecting consolidation efficiencies following the Entel acquisition.

   Other Income (Expense), Net. For the three months ended September 30, 1999, other expenses were $0.6 million as compared to $0.2 million for the three months ended September 30, 1998. This increase was attributable to increased interest expense and to foreign currency translation losses related to our Brazilian subsidiary.

   For the nine months ended September 30, 1999, our other expense was $1.3 million as compared to $0.3 million for the nine months ended September 30, 1998. This increase was attributable to increased interest expense, foreign currency translation losses related to our Brazilian subsidiary, and the minority interest in our Mexican subsidiary.

   Net Income. Our net income for the three months ended September 30, 1999 was $2.8 million, as compared to a net loss of $1.4 million for the three months ended September 30, 1998. The $4.2 million increase was primarily due to revenue and margin increases on new contracts offset in part by an increase in selling, general and administrative expenses. In addition, in 1998, we incurred a one-time charge of $2.1 million to establish a deferred income tax liability upon our change from a S corporation to a C corporation.

   Our net income for the nine months ended September 30, 1999 was $5.4 million, as compared to $4.7 million for the nine months ended September 30, 1998. The 15% increase in net income was primarily due to revenue increases on new contracts and the recording of the tax liability associated with our change from a S corporation to a C corporation in 1998.

Results of Operations

   The following table sets forth, for the periods indicated, certain statement of operations data as a percentage of revenues. Our results of operations are reported as a single business segment.

                                                            Six Months Ended
                             Years Ended December 31,           June 30,
                            ------------------------------  ------------------
                             1995    1996    1997    1998     1998      1999
                            ------  ------  ------  ------  --------  --------
Consolidated Statement of
 Operations Data:
Revenues..................   100.0%  100.0%  100.0%  100.0%    100.0%    100.0%
Cost of revenues..........    68.6    44.3    51.7    54.1      48.9      63.5
                            ------  ------  ------  ------  --------  --------
Gross profit..............    31.4    55.7    48.3    45.9      51.1      36.5
Selling, general and
 administrative expenses..     9.4    11.9    17.5    25.3      21.9      20.0
                            ------  ------  ------  ------  --------  --------
Operating income..........    22.0    43.8    30.8    20.6      29.2      16.5
Total other (expense)
 income...................    (0.2)   --       0.1    (0.9)     (0.7)     (1.9)
                            ------  ------  ------  ------  --------  --------
Income before income
 taxes....................    21.8    43.8    30.9    19.7      28.5      14.6
Net income................    21.8%   43.7%   29.9%    9.0%     28.2%      8.0%
                            ======  ======  ======  ======  ========  ========

Comparison of Results for the Six Months Ended June 30, 1998 to the Six Months Ended June 30, 1999

   Revenues. Our revenues increased 53% from $21.6 million for the six months ended June 30, 1998 to $33.1 million for the six months ended June 30, 1999. The increase was primarily attributable to the addition of new contracts amounting to $16.5 million, partially offset by a reduction in revenue of $5.0 million from the effects of revised expense forecasts to complete two fixed-price contracts. The addition of new service offerings, including site development and fixed network engineering, contributed $11.4 million to the new contract revenues.

   Cost of Revenues. Our cost of revenues increased 98% from $10.6 million for the six months ended June 30, 1998 to $21.0 million for the six months ended June 30, 1999 primarily due to increased staffing in support of new contracts. Gross margin was 51.1% of revenues for the six months ended June 30, 1998 compared to 36.5% for the six months ended June 30, 1999. Gross margins for the six months ended June 30, 1999 were reduced by our updated estimates of higher than anticipated costs to complete two fixed-price contracts.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased 40% from $4.7 million for the six months ended June 30, 1998 to $6.6 million for the six months ended June 30, 1999. The increase was attributable to an increase in executive, administrative, sales and marketing personnel, as well as increases in purchases of expendable tools and systems in support of our growth. As a percentage of revenues, selling, general and administrative expenses decreased from 21.9% for the six months ended June 30, 1998 to 20.0% for the six months ended June 30, 1999, reflecting consolidation efficiencies following the Entel acquisition.

   Other Income (Expense). For the six months ended June 30, 1998, our other expense was $146,000 as compared to $627,000 of other expense for the six months ended June 30, 1999. This increase was primarily attributable to interest expense of $359,000 from the Entel acquisition, stockholder notes and higher utilization of our bank line of credit to support working capital needs, as well as foreign currency losses of $170,000 attributable to the Company's expansion into Brazil and Mexico.

   Net Income. Our net income decreased 57% from $6.1 million for the six months ended June 30, 1998 to $2.6 million for the six months ended June 30, 1999. This decrease was due to increased cost of revenues and an increase in the provision for income taxes, as a result of the Company's change from a S corporation to a C corporation in August 1998, which resulted in an increase in the effective tax rate from 1% to 45%, offset by decreased selling, general and administrative expenses as a percentage of revenues.

Comparison of Results for the Year Ended December 31, 1997 to the Year Ended December 31, 1998

   Revenues. Our revenues increased 129% from $22.7 million for the year ended December 31, 1997 to $51.9 million for the year ended December 31, 1998. The increase was attributable to revenue of $20.0 million from contracts assumed in our acquisition of Entel at the end of February 1998 and new fixed-price contract revenues of $11.8 million, partially offset by a $2.6 million reduction in time and expense contracts as our product mix shifted to fixed-price, time-certain projects. The addition of new service offerings, including site development and fixed network engineering, contributed approximately $1.3 million to the new fixed price contract revenues.

   Cost of Revenues. Our cost of revenues increased 140% from $11.7 million for the year ended December 31, 1997 to $28.1 million for the year ended December 31, 1998, primarily due to increased staffing in support of new contracts. Gross margin was 48.3% for the year ended December 31, 1997 compared to 45.9% for the year ended December 31, 1998. The decrease in gross margin was primarily due to lower margin contracts acquired in the Entel acquisition.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased 228% from $4.0 million for the year ended December 31, 1997 to $13.1 million for the year ended December 31, 1998. As a percentage of revenues, selling, general and administrative expenses increased from 17.5% of revenues for the year ended December 31, 1997 to 25.3% of revenues for the year ended December 31, 1998. The increase in selling, general and administrative expenses in both absolute dollars and as a percentage of revenues was primarily attributable to our acquisition of Entel at the end of February 1998, as well as the increase in purchases of expendable tools and systems to support our growth.

   Other Income (Expense). For the year ended December 31, 1997 other income was $25,000 as compared to $484,000 of other expense for the year ended December 31, 1998. This change was primarily attributable to interest expense of $630,000 from the Entel acquisition, stockholder notes and higher utilization of our bank line of credit, and an equity loss of $66,000 on an investment offset by an increase in interest income of $187,000 resulting from higher cash balances. The equity investment was sold in June 1999.

   Net Income. Our net income decreased 31% from $6.8 million for the year ended December 31, 1997 to $4.7 million for the year ended December 31, 1998. This decrease was due to significantly higher revenues resulting from the acquisition of Entel partially offset by increased cost of revenues and increased selling, general and administrative expenses as a percentage of revenues, and further offset by an increase in the provision for income taxes as a result of the Company's change from a S corporation to a C corporation in August 1998, which resulted in an increase in the effective tax rate from 3% in 1997 to 54% in 1998.

Comparison of Results for the Year Ended December 31, 1996 to the Year Ended December 31, 1997

   Revenues. Our revenues increased 47% from $15.4 million for the year ended December 31, 1996 to $22.7 million for the year ended December 31, 1997. The increase was primarily attributable to the addition of new contracts.

   Cost of Revenues. Our cost of revenues increased 72% from $6.8 million for the year ended December 31, 1996 to $11.7 million for the year ended December 31, 1997. The increase was attributable to increased staffing levels and associated travel and living expenses in support of new contracts. Gross margin was 55.7% for the year ended December 31, 1996 compared to 48.3% for the year ended December 31, 1997. The decreasing gross margin was primarily attributable to the completion of an exceptionally profitable contract in 1996 and expenses related to our first international contract in 1997.

   Selling, General and Administrative Expenses. Our selling, general and administrative expenses increased 122% from $1.8 million for the year ended December 31, 1996 to $4.0 million for the year ended December 31, 1997. This represented 11.9% of revenues for the year ended December 31, 1996 and 17.5% of revenues for the year ended December 31, 1997. The increase in selling, general and administrative expenses in both absolute dollars and percentage of revenues was primarily attributable to increased staffing levels, and an increase in purchases of expendable tools and systems for support.

   Other Income (Expense). For the year ended December 31, 1996 other expense was $2,000 as compared to other income of $25,000 for the year ended December 31, 1997. This change was primarily attributable to increased earnings on cash balances of $12,000 coupled with decreases in interest expense of $14,000 due to higher cash balances.

   Net Income. Our net income increased 1% from $6.7 million for the year ended December 31, 1996 to $6.8 million for the year ended December 31, 1997. Net income remained relatively unchanged as a result of increased net revenue that was offset almost entirely by increases in cost of revenues and selling, general and administrative expenses as a percentage of revenues.

Quarterly Operating Results

   The following tables present unaudited quarterly results, in dollars and as a percentage of net revenue, for the ten quarters ended June 30, 1999. The ten quarter period covers each of our two most recently completed fiscal years and the interim period reported in the financial statements and notes thereto included elsewhere in this prospectus. We believe that this period is sufficiently long to reflect historical trends and fluctuations in our results of operations.We believe this information reflects all adjustments necessary for a fair presentation of such information in accordance with generally accepted accounting principles. Prior to this offering, we did not prepare financial statements on a quarterly basis. Accordingly, revenue reported for fixed-price contracts for each quarter in 1997, 1998 and the quarter ended March 31, 1999 using the percentage-of-completion method was based on actual or estimated total contract costs available at the end of 1997, 1998 and June 30, 1999, respectively, as opposed to estimates at the end of each quarter. We believe that preparation of the quarterly information in this manner is appropriate for an initial public offering. For the quarter ended June 30, 1999, and in future quarters, revenues from fixed-price contracts will be reported based upon estimates of the total costs to complete the contract made during and at the end of the quarter. As a result, future operating results may fluctuate more from quarter to quarter than those shown below. In addition, it may not be meaningful to compare results of operations for future quarters to those for quarters prior to June 30, 1999 and the results for any quarter are not necessarily indicative of results for any future period.

                                                                 Quarter Ended
                          -----------------------------------------------------------------------------------------------
                          Mar. 31,  June 30, Sept. 30, Dec. 31, Mar. 31, June 30,  Sept. 30, Dec. 31,  Mar. 31,  June 30,
                            1997      1997     1997      1997     1998     1998      1998      1998      1999      1999
                          --------  -------- --------- -------- -------- --------  --------- --------  --------  --------
                                              (in thousands, except as a percentage of revenues)
Statements of Operations
 Data:
Revenues................   $2,226    $5,991   $6,194    $8,247   $8,904  $12,707    $14,008  $16,290   $15,028   $18,078
Cost of revenues........    2,536     2,632    3,480     3,068    3,744    6,834      8,021    9,471     9,204    11,821
                           ------    ------   ------    ------   ------  -------    -------  -------   -------   -------
Gross profit (loss).....     (310)    3,359    2,714     5,179    5,160    5,873      5,987    6,819     5,824     6,257
Selling, general and
 administrative
 expenses...............      701       858      727     1,689    1,598    3,126      3,899    4,521     3,267     3,370
                           ------    ------   ------    ------   ------  -------    -------  -------   -------   -------
Operating income
 (loss).................   (1,011)    2,501    1,987     3,490    3,562    2,747      2,088    2,298     2,557     2,887
Total other (expense)
 income.................       12       --       --         13      (21)    (125)      (153)    (185)     (399)     (228)
                           ------    ------   ------    ------   ------  -------    -------  -------   -------   -------
Income (loss) before
 income taxes...........   $ (999)   $2,501   $1,987    $3,503   $3,541  $ 2,622    $ 1,935  $ 2,113   $ 2,158   $ 2,659
                           ======    ======   ======    ======   ======  =======    =======  =======   =======   =======
As a Percentage of
 Revenues:
Revenues................    100.0 %   100.0%   100.0%    100.0%   100.0%   100.0%     100.0%   100.0%    100.0%    100.0 %
Cost of revenues........    113.9      43.9     56.2      37.2     42.0     53.8       57.3     58.1      61.2      65.4
                           ------    ------   ------    ------   ------  -------    -------  -------   -------   -------
Gross profit (loss).....    (13.9)     56.1     43.8      62.8     58.0     46.2       42.7     41.9      38.8      34.6
Selling, general and
 administrative
 expenses...............     31.5      14.3     11.7      20.5     18.0     24.6       27.8     27.8      21.7      18.6
                           ------    ------   ------    ------   ------  -------    -------  -------   -------   -------
Operating income
 (loss).................    (45.4)     41.8     32.1      42.3     40.0     21.6       14.9     14.1      17.1      16.0
Total other (expense)
 income.................      0.5       --       --        0.2     (0.2)    (1.0)      (1.1)    (1.1)     (2.7)     (1.3)
                           ------    ------   ------    ------   ------  -------    -------  -------   -------   -------
Income (loss) before
 income taxes...........    (44.9)%    41.8%    32.1%     42.5%    39.8%    20.6%      13.8%    13.0%     14.4%     14.7 %
                           ======    ======   ======    ======   ======  =======    =======  =======   =======   =======

Ten Quarters Ended June 30, 1999

   Revenues. Over the ten quarters ended June 30, 1999, our quarterly revenue increased from $2.2 million to $18.1 million. Our quarterly revenues have grown in each of the ten quarters ended June 30, 1999, with the exception of the quarter ended March 31, 1999. During the quarters ended March 31, 1999 and June 30, 1999, revenues were negatively impacted primarily due to the effects of revised expense forecasts for the completion of two fixed-price contracts.

   Cost of Revenues. Gross margins have fluctuated widely over this period ranging from (13.9%) to 62.8%. Beginning in the quarter ended March 31, 1998, gross margins were negatively affected by contracts assumed in connection with the Entel acquisition. In the quarter ended March 31, 1999 gross margin was 38.8% and in the quarter ended June 30, 1999 gross margin was 34.6%. The lower gross margins were primarily due to revised expense forecasts for the completion of two fixed-price contracts. The impact of these contracts is expected to continue through the quarter ending March 31, 2000, although such contracts are expected to account for an increasingly smaller portion of our cost of revenues. Our gross margins are expected to continue to fluctuate in future periods.

   Selling, General and Administrative Expenses. Selling, general and administrative expenses as a percentage of revenues have fluctuated significantly over the ten quarters ended June 30, 1999. During the quarters ended March 31, 1998 and June 30, 1998, expenses increased as a percentage of revenues as a result of the acquisition-specific costs from the Entel acquisition as well as the short-term duplication of some administrative expenses.

   Other Income (Expense). Interest expense has increased over the ten-quarter period as a result of the indebtedness related to the Entel acquisition in February 1998, stockholder notes incurred as a part of the Series A Preferred Stock financing in July 1998, and increased utilization of our bank line of credit for working capital needs.

   Our quarterly and annual operating results have fluctuated in the past and are likely to fluctuate significantly in the future due to a variety of factors, many of which are outside of our control. See "Risk Factors--We expect our quarterly results to fluctuate. If we fail to meet earnings estimates our stock price could decline" and "--An increasing percentage of our revenue is accounted for on a percentage-of-completion basis which could cause our quarterly results to fluctuate."

Liquidity and Capital Resources

   Since our inception, we have primarily financed our operations through cash flow from operations and from the sale of preferred and common stock. We have raised $36.0 million through the sale of preferred stock which was used to finance our growth and to repurchase $13.7 million of our common stock from certain stockholders. Additionally, we have periodically drawn upon a $3.0 million bank line of credit to fund our growth and working capital requirements.

   As of June 30, 1999, we had cash and cash equivalents totaling $4.0 million.

   In August 1999, we entered into a $10.0 million credit agreement with Imperial Bank. This agreement provides a revolving credit facility of $10.0 million for working capital. In October, 1999 the credit limit on the line of credit agreement was increased to $20,000,000. The credit facility is due August 17, 2000, and bears interest at the prime rate plus 0.25% or the London Interbank Offering Rate, or LIBOR, plus 2.25%, as determined by us on the date we borrow funds under the facility. As of September 30, 1999, the LIBOR rate was 5.42%. The line of credit is secured by substantially all of our business assets, is guaranteed by our subsidiaries and is senior to $5.8 million of subordinated indebtedness to certain of our stockholders. Under the terms of the credit agreement, we are required to provide the lenders with periodic budgets, financial statements and public reports and filings, and we must meet specified thresholds with respect to profitability and debt to net worth ratio. Specifically, our net income in any one quarter cannot be less than $750,000 or our net income in any two consecutive quarters cannot average less than $1,000,000 per quarter and our debt to net worth ratio cannot exceed 1.75:1. Additionally, the negative covenants in the credit agreement limit our ability to sell our assets outside the ordinary course of business, merge with or acquire other businesses or make capital expenditures over $2,500,000. The covenants also prohibit us from issuing dividends, creating liens or incurring additional indebtedness, or allowing our working capital to fall below $20,000,000. As of September 23, 1999, $4.0 million was outstanding under the credit facility.

   Cash provided by and used in operations is primarily derived from our contracts in process and changes in working capital. Cash used in operations was $3.2 million for the six months ended June 30, 1999 and $3.9 million for the year ended December 31, 1998. While cash from contracts increased due to increased collection efforts, cash paid out for taxes increased as we changed from an S corporation to a C corporation in August of 1998. Cash provided by operations was $4.9 million and $0.9 million for the years ended December 31, 1997 and 1996, respectively.

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

   Cash used in investing activities was $3.0 million for the six months ended June 30, 1999 and $4.6 million, $0.3 million and $0.4 million for the years ended December 31, 1998, 1997 and 1996, respectively. Investing activities consist primarily of acquisitions, including the acquisition of Entel in February, 1998 for $3.5 million in cash and $5.2 million paid pursuant to promissory notes, as well as capital expenditures to support the Company's growth.

   Cash provided by financing activities for the six months ended June 30, 1999 was $7.4 million which was primarily derived from the proceeds from sales of preferred stock totaling $15.0 million, partially offset by repayments on borrowings totaling $7.8 million. Cash provided by financing activities for the year ended December 31, 1998 was $10.5 million which primarily consisted of proceeds from a sales of preferred stock totaling $21.0 million. Proceeds from the sale of preferred stock were used to repurchase stock from major stockholders for approximately $13.5 million. Net borrowings totaled $5.3 million, and S corporation stockholder distributions totaled $3.1 million for the year. Cash used in financing activities for the years ended December 31, 1997 and 1996 were $4.1 million and $0.2 million, respectively, and primarily consist of S corporation stockholder distributions.

   We have no material commitments other than obligations under our credit facilities, operating and capital leases and certain short-term notes. See Notes 4 and 5 of Notes to Consolidated Financial Statements. Our future capital requirements will depend upon many factors, including the timing of payments under contracts and our increase in personnel in advance of new contracts.

   We believe that our cash and cash equivalent balances, funds available under our existing line of credit, and net proceeds from this proposed offering will be sufficient to satisfy our cash requirements for at least the next twelve months. If this offering is not completed, we believe that our existing resources would be sufficient to fund our operations for the next twelve months, although this may limit our ability to grow our business. The estimates for the periods for which we expect the net proceeds from this offering and our available cash balances and credit facilities to be sufficient to meet our capital requirements are forward-looking statements that involve risks and uncertainties as set forth under the caption "Risk Factors" in this prospectus. Our capital requirements will depend on numerous factors, including commercial acceptance of new service offerings, possible acquisitions of complementary businesses or technologies, the resources we dedicate to new technologies and new markets and demand for our suite of services.

   We may need to raise additional capital if we expand more rapidly than initially planned, to develop new technologies and/or services, to respond to competitive pressures or to acquire complementary businesses or technologies. If additional funds are raised through the issuance of equity or convertible debt securities, the percentage ownership of our stockholders will be reduced, our stockholders may experience additional dilution and such securities may have rights, preferences or privileges senior to those of our stockholders. There can be no assurance that additional financing will be available or on terms favorable to us. If adequate funds are not available or are not available on acceptable terms, our ability to fund our expansion, take advantage of unanticipated opportunities, expand our suite of services or otherwise respond to competitive pressures could be significantly limited. Our business may be harmed by such limitations.

Quantitative and Qualitative Disclosures About Market Risk

   This discussion contains forward-looking statements that are subject to risks and uncertainties. Actual results could vary materially as a result of a number of factors including those set forth in the "Risk Factors" section. The following discusses our exposure to market risk related to changes in interest rates, equity prices and foreign currency exchange rates. We do not believe that our exposure to market risk is material.

   As of June 30, 1999, we had cash or cash equivalents of $4.0 million. Pending application of the proceeds of this offering, as described in "Use of Proceeds," we intend to invest the net proceeds in interest-bearing investment grade securities, primarily short-term, highly liquid investments with maturities at the date of purchase of less than 90 days. These investments are subject to interest rate risk and will decrease in value if market interest rates increase. A hypothetical increase or decrease in the market interest rates by 10 percent from the rates in effect on the date of this prospectus would cause the fair value of these short-term investments to decline by an insignificant amount. We have the ability to hold these investments until maturity, and therefore we do not expect the value of these investments to be affected to any significant degree by the effect of a sudden change in market interest rates. Declines in interest rates over time will, however, reduce our interest income.

   We do not own any investments in publicly traded equity securities. Therefore, we do not currently have any equity price risk tied directly to public equity markets.

   Substantially all of our revenues are realized currently in U.S. dollars. Currently, the Company does not enter into forward exchange contracts or other financial instruments with respect to foreign currency as we do not maintain significant asset or cash account balances in currencies other than the U.S. dollar and we do not believe that we currently have any significant direct foreign currency exchange rate risk.

Year 2000 Readiness Disclosure

   Many computers, software, and other equipment include computer code in which calendar year data is abbreviated to only two digits. As a result of these design decisions, some of these systems could fail to operate or fail to produce correct results if "00" is interpreted to mean 1900, rather than 2000. These problems are widely expected to increase in frequency and severity as the year 2000 approaches, and are commonly referred to as the "Year 2000 Problem."

   Assessment of Internal Infrastructure. The Year 2000 Problem affects the computers, software and other related equipment that we use, operate or maintain for our operations. We have established a team, led by Integrated Ventures, LLC, our information services provider, responsible for monitoring the assessment and remediation status of our Year 2000 projects and reporting the status of these projects to the Audit Committee of our Board of Directors. We have contacted the vendors of the products that we use for our internal systems in order to gauge their year 2000 compliance. All of our vendors have provided us written assurances that they believe that the third-party hardware and software we use are year 2000 compliant. We have not independently verified these representations. We have, however, been testing our systems to independently verify year 2000 compliance and we expect to complete such testing in the fourth quarter of this year. We cannot be sure that such tests will fully ensure year 2000 compliance of our internal systems. For this and other reasons, we may experience unanticipated negative consequences, including material costs, caused by undetected errors or defects in the technology used in our internal information technology systems.

   As of September 23, 1999, we had completed testing 85% of our hardware and computer network infrastructure for year 2000 compliance. The actual costs associated with our year 2000 compliance testing is estimated to be less than $25,000 to set up a network test environment and pay the fees charged by our information services provider related to conducting the tests.

   In addition to computers and related systems, the operation of office and facilities equipment, such as fax machines, telephone switches, security systems and other common devices may be affected by the year 2000 problem. We are currently assessing the potential effect and costs of remediating the year 2000 problem on our office equipment and our facilities.

   We believe that the risk to our business of not being year 2000 compliant resides principally in the areas of billing and communications. Failure to be fully year 2000 compliant could affect our information and accounting systems, resulting in delayed or inaccurate customer billing, and associated payment delays. In addition, failure to be fully year 2000 compliant could disrupt or disable our internal and external communications systems. We do not believe, however, that these problems would materially affect our ability to continue to provide services to our customers.

   Costs of Remediation. We do not know if the total cost of completing any required modifications, upgrades or replacements of our internal systems would be material. Based on the activities described above, we do not believe that the Year 2000 Problem will materially interfere with our ability to continue to provide services to our customers or result in material additional costs related to our own year 2000 compliance. However, we cannot be certain that the Year 2000 Problem will not harm our business or operating results. In addition, because we have warranted in some of our contracts that our deliverables will be year 2000 compliant, failure to meet this compliance could result in termination of the relevant contracts or even liability for our customers' related damages. We have not deferred any material information technology projects, nor equipment purchases, as a result of our Year 2000 Problem activities.

   Customers. We have not inquired into the year 2000 compliance efforts or status of our customers. Our customers' deployment plans could be affected by year 2000 issues if they need to expend significant resources to fix their existing systems. This situation could divert funds and resources otherwise available for outsourced network services and could harm our business. In addition, some customers may wait to deploy networks until after the year 2000, which may reduce our revenues in the near future. Any termination, change, reduction or delay in our projects for key customers could seriously harm our business. See --"Risk Factors--A loss of one or more of our key customers or delays in project timing for such customers could cause a significant decrease in our net revenues." Additionally, if our customers are not year 2000 compliant by December 31, 1999, they may face difficulties with their account payment systems, which could result in delayed payments to us.

   Contingency Plan. We have no specific contingency plan to address the effect of year 2000 noncompliance. If, in the future, it comes to our attention that certain of our third-party hardware and software are not year 2000 compliant, then we will seek to make modifications. We cannot be sure that we will be able to modify our systems to comply with year 2000 requirements, and failure to make such modifications in a timely and successful manner could harm our business.

   Disclaimer. The discussion of our efforts and expectations relating to Year 2000 compliance are forward-looking statements. Our ability to achieve Year 2000 compliance, and the level of incremental costs associated therewith, could be adversely affected by, among other things, the availability and cost of contract personnel and external resources, third-party vendors' ability to modify proprietary software, and unanticipated problems not identified in the ongoing compliance review.

Recent Accounting Pronouncements

   In June 1998, FASB issued SFAS No. 133 "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and hedging activities. SFAS No. 133 requires the recognition of all derivative instruments as either assets or liabilities in the statement of financial position and measurement of those derivative instruments at fair value. SFAS No. 133, as amended, is effective for all fiscal quarters of fiscal years beginning after June 15, 2000. Currently, we do not hold derivative instruments or engage in hedging activities. The adoption of this standard is not expected to have a material effect on our combined financial statements taken as a whole.

   In March 1998, the Accounting Standards Executive Committee of the American Institute of Public Accountants issued Statement of Position 98-1, "Accounting for the Costs of Computer Software Developed or Obtained for Internal Use." In April 1998, the same committee issued Statement of Position 98-5, "Reporting on the Costs of Start-Up Activities." These standards are effective for the first quarter of the year ending December 31, 1999. The adoption of these standards did not have a material effect on our combined financial statements taken as a whole.

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

                                    BUSINESS

Overview

   Wireless Facilities, Inc. is an independent provider of outsourced services for the wireless communications industry. We plan, design and deploy wireless telecommunications networks. This work involves radio frequency engineering, site development, project management and the installation of radio equipment. We have also expanded our services to include network management, which involves day-to-day optimization and maintenance of wireless networks. As part of our strategy, we are technology and vendor independent. We believe that this aligns our goals with those of our customers and enables us to objectively evaluate and recommend specific products or technologies. We provide network design and deployment services to wireless carriers, such as AT&T affiliates Telecorp and Triton PCS; equipment vendors, such as Siemens and Lucent; and wireless broadband data carriers, such as CommcoTec and Nextlink. These specified customers were our largest customers in each of these segments in 1998.

   Our services are designed to improve our customers' competitive position through the planning, deployment and management of their networks. We have developed a methodology for planning and deploying wireless networks that allows us to deliver reliable, scalable network solutions. We offer our services primarily on a fixed-price basis with scheduled deadlines for completion times, that is, on a time-certain basis. We believe this enables our customers to more reliably forecast the costs and timing of network deployment and management. This allows our customers to focus on their core competencies and rely on us for planning, deploying and managing their networks.

   Since 1995, we have completed projects for more than 95 customers, ranging in scope from the installation of a single cell site to multi-year, large scale-deployment contracts. In the past two years, we have expanded our operations internationally and have completed projects in 26 countries. In addition to our U.S. operations, as of June 30, 1999, we had ongoing projects in Argentina, Brazil, Congo, India, Kuwait, Mexico, Morocco, Oman, Puerto Rico, Spain, South Korea, Turkey and the United Kingdom. In 1998, we were involved in the development of over 3,000 of the approximately 14,000 cell sites built in the United States. Since the founding of WFI in 1994, we have been involved in the design or deployment of over 8,000 cell sites worldwide.

Industry Background

   Wireless networks are telecom systems built using radio equipment. The implementation of a wireless network involves several project phases, including planning, design and deployment. During the planning phase, decisions are made about the type of equipment to be used, where it will be located and how it will be configured. These decisions are based on a number of analytical considerations, including phone subscriber profiles and target markets, forecasts of call usage, radio engineering analysis and financial modeling and forecasting. The design phase follows, and involves the coordinated efforts of radio engineers, site development professionals and other technical disciplines. Potential equipment sites are identified, based on a range of variables including radio propagation characteristics, economics, site access, and construction feasibility. Once a network design has been accepted, land or building rooftops must be bought or leased for towers or telecom equipment, including radio base stations, antennas and supporting electronics. This site development phase requires input from a number of specialists, including real estate, land use and legal professionals who work with local jurisdictions to get any necessary land use, zoning and construction permits. Next, construction and equipment installation must be performed. Finally, radio frequency engineers commission the new radio equipment, test it, integrate it with existing networks and tune the components to optimize performance.

   Once placed in service, wireless networks must be continually updated, recalibrated and tuned. Traffic patterns change, trees or buildings may block radio signals and interference may be encountered from neighboring or competing networks or other radio sources. Usage patterns may change because of new rate plans, new features or increasing sales. Optimization is the process of tuning the network to take into account

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

such changes, and often gives rise to maintenance tasks such as antenna changes, new equipment installations or the replacement of substandard or failed components.

 Growth of the Wireless Telecom Industry

   Wireless telecom is one of the most rapidly growing technologies in the world today, driven by the dramatic increase in wireless telephone usage, as well as strong demand for wireless Internet and other data services, also known as wireless broadband services. Since 1992, wireless has been the fastest-growing telecom market sector, according to Forrester Research. International Data Corporation expects that by 2003, the U.S. wireless subscriber base will grow to over 185 million from 111 million in 1998, generating revenues in excess of $68 billion. In April 1999, Dataquest estimated that the number of users of wireless handsets worldwide will grow to over 500 million by 2001. The demand for wireless Internet access and other data services is accelerating the adoption of new technologies such as those embodied in the emerging third-generation (3G) standard. High speed fiber networks are being coupled with broadband wireless technologies to deliver enhanced telecom capabilities and features to new customers and markets. According to Dataquest in February 1999, the market for broadband wireless access services in North America alone is expected to generate $7.8 billion in revenue by 2002.

   Wireless carriers must continuously upgrade their networks with new technologies and expand into new geographic regions in order to remain competitive and satisfy the demand for pervasive wireless service. Additionally, new carriers are entering the market as a result of deregulation, the issuance of new licenses and the demand for new services, fueling the development of new networks. As a result, carriers are deploying new network equipment both in the U.S. and internationally. Worldwide sales of wireless telecom equipment are estimated to reach $31.8 billion in 1999, according to Dataquest in April 1999. New technologies, such as broadband wireless, are helping to fuel demand for more advanced wireless equipment. In February 1999, Dataquest estimated that the market for broadband wireless equipment in North America would grow from $90.7 million in 1998 to $901.3 million in 2002, a compound annual growth rate of 77.5%.

 Changes in the Wireless Telecom Industry

   As carriers deploy their wireless networks, they face significant competition. Through privatization in the 1980s and deregulation in the 1990s, both domestically and internationally, the competitive landscape has changed for wireless carriers. For carriers to differentiate themselves and remain competitive in this new environment, they are deploying networks to:

  . provide seamless nationwide coverage and avoid expensive roaming costs on competitors' networks in markets where carriers do not currently own infrastructure;

  .  offer PCS service in new geographic markets;

  . offer enhanced services, such as one rate plans, calling party pays, caller ID, text messaging and emergency 911 locator services;

  . implement the new third-generation (3G) network standard to deliver wireless broadband data services, including Internet access and two-way e-mail;

  . introduce other emerging data networking and broadband technologies, such as LMDS, MMDS and other point-to-multipoint architectures, for the provision of high speed data wireless Internet access and other broadband services; and

  . offer wireless local loop systems domestically to bypass incumbent wireline competitors and in developing countries lacking modern wireline telephone infrastructure.

   The convergence of traditional wireless, wireline and cable services is also adding complexity to the telecom environment as carriers deploy networks spanning traditional wireless/wireline boundaries to offer these enhanced services and new technologies.

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

 New Challenges for Wireless Carriers and Equipment Vendors

   Due to this increasingly competitive environment, carriers are focused on satisfying customer demand for enhanced services, seamless and comprehensive coverage, better quality, faster data transmission and lower prices. The proliferation of carriers and new technologies has created an environment where speed to market is an important component of a wireless carrier's success. Carriers are also faced with the challenge of managing increasingly complex networks and technologies. For example, the introduction of wireless Internet technologies and the growth in broadband wireless services requiring the transmission of large amounts of data creates additional new technological hurdles for carriers establishing or upgrading their networks. In this dynamic environment, customer acquisition and retention are key determinants of success. In our experience this has led carriers to increasingly prioritize their resources, focusing on revenue generating activities and outsourcing when they can do so effectively.

   In our experience, the changing environment is also placing significant operational challenges on carriers. Carriers must make decisions about which geographic markets to serve and which services and technologies to offer. Staffing challenges and process implementations can present cost uncertainties and operational challenges for carriers to deploy and manage their networks. Additionally, networks are being deployed with equipment from unrelated vendors, posing system integration challenges. This situation is exacerbated by consolidation in the industry, which often entails the integration of distinct networks.

   Equipment vendors are also facing numerous challenges, as they develop new generations of equipment with increased features and functionality. Vendors must provide equipment that can be deployed within a carrier's existing network and integrate with equipment offered by other vendors. As a result of the rapid pace of technological change, we believe that equipment vendors have increasingly focused on offering competitive product solutions and outsourced services such as network design, deployment and management.

 The Need for Outsourcing

   We believe that carriers and equipment vendors are outsourcing network planning, deployment and management to focus on their core competencies and refine their competitive advantage. In our experience, wireless carriers and equipment vendors who are seeking outsourcing are looking for service providers who:

  .  offer turnkey solutions;

  .  are technology and vendor independent;

  .  offer fixed-price, time-certain services; and

  . have sufficient numbers of highly skilled, experienced employees capable of handling large-scale domestic and international projects.

The WFI Solution

   We provide outsourced services to telecom carriers and equipment vendors for the planning, design, deployment and ongoing optimization and management of wireless networks. We offer turnkey solutions on a fixed-price, time-certain basis. We have expertise with all major wireless technologies, and we have deployed equipment supplied by a majority of the world's leading equipment vendors. We are able to manage large scale deployments for our customers, both domestically and internationally. Our project management process enables us to meet our customers needs on time and within budget without compromising quality.

   Turnkey Solutions. Traditionally, carriers engaged a number of firms or used internal personnel to build and operate their wireless networks. In this case, the carrier was responsible for the coordination and integration of the various groups and defined and implemented the process to be used. The end-to-end, or turnkey, approach that we offer allows the carrier to engage a single responsible party who is accountable for delivering and managing the network under a single contract. In contrast to traditional methods, we provide management services during each phase of the engagement, enabling us to efficiently schedule processes and resources, reducing the time and cost of network deployment and management. We provide our customers with a primary point of accountability and reduce the inefficiencies associated with coordinating multiple subcontractors. In addition, we eliminate the need for a carrier or equipment vendor to assemble, train and retain network deployment and management staff, resulting in cost savings. This allows carriers and vendors to focus their resources on revenue generating activities.

   Technology and Vendor Independence. We have experience in all major wireless technologies, including analog, digital, PCS, GSM, TDMA, CDMA and iDEN, as well as wireless Internet and emerging broadband wireless technologies such as LMDS and MMDS. Two critical components of our ability to meet and exceed customer expectations are our broad scope of services and our technology expertise and independence. We are continually keeping abreast of next generation technologies to maintain our technology expertise. We have not aligned ourselves with the products of any particular vendor. We provide services to many of the largest wireless carriers and are qualified and approved by nearly every major wireless equipment vendor. Our technology and vendor independence aligns more closely our goals with those of our customers and enables us to make objective recommendations to best fit their needs.

   Fixed-Price and Time-Certain Delivery. Our services are sold primarily on a fixed-price, time-certain basis, where our customers pay by the cell site or project, rather than by the hour. By selling our services primarily on a fixed-price, time-certain basis, we enable our customers to better forecast their capital expenditures and more accurately forecast the timing and costs of network deployment and management. This allows them to focus on their core competencies and rely on us for the cost-effective planning, deployment and management of their networks.

   Proven Methodology. Our project management process enables us to meet our customers' needs on a fixed-price, time-certain basis without compromising quality. We leverage our experience, obtained from implementing hundreds of projects, to reduce time to market for new projects. For example, our project managers utilize our project management process to chart project progress and coordinate the integration of numerous specialized activities during the design and deployment of a network. We facilitate efficient feedback of information among the various specialized activities so that our project teams work quickly and effectively. Through this coordinated effort and the use of Tracker, our project tracking software tool, we are able to optimize resource deployment and deliver solutions on time and within budget.

   Depth and Scale. Our principal asset is our staff of over 500 people, over 88% of whom work directly on customer projects. We currently have more than 200 engineers, the majority of whom hold advanced degrees. Our technological expertise and industry knowledge has enabled us to form strong customer relationships with early stage telecom ventures, as well as established carriers and equipment vendors. In the past two years, we have been engaged on projects in 26 countries. In addition, we have established corporate resource centers in Mexico, Brazil, India and the United Kingdom. We believe our presence in these countries facilitates our ability to customize our services to meet our international customers' specific needs.

Strategy

   Our objective is to be the leading independent provider of complete outsourced telecom network services, including network planning, design, deployment and management. The key elements of our strategy include:

   Focus on customer satisfaction. Our long-term success depends upon our ability to consistently deliver value to our customers in the form of completed projects, rendered to the highest professional standards, delivered on time and within budget. By offering turnkey solutions on a fixed-price, time-certain basis, we hold ourselves to the expectations we set with our customers. We strive to exceed customer expectations on every project. We believe we have been successful in developing customer loyalty and trust because of our high standards and vendor and technology independence and the fact that a majority of our customers have used us for more than one project.

   Expand the suite of services we offer and pursue cross-selling opportunities. Since our inception, we have continually looked for new ways to serve our customers. An example is the recent expansion of our service offerings to include network management services, an outgrowth of our network optimization services. Expanding our services provides new channels for revenues and the ability to cross-sell our suite of services to existing customers. For instance, we often utilize our pre-deployment consulting services to establish relationships with customers as soon as a project is conceived. Based on this relationship, we pursue opportunities for network design and deployment. Once a network is deployed, we offer ongoing network operations, maintenance and optimization services. Our experience with emerging technologies also offers cross-selling opportunities for network upgrades and deployment of a carrier's next generation network. As technologies continue to evolve and networks become more complex, we will continue to expand our services to meet the changing needs of our customers.

   Remain at the forefront of new technologies. Emerging technologies present numerous opportunities and challenges for existing carriers and vendors as well as for new carriers. Our customers depend on us to draw upon our extensive design and deployment experience to recommend optimal solutions to them. To achieve this, we have in-house training programs for all technical personnel. We will continue to actively market our technology expertise to wireless carriers and equipment vendors that are deploying leading edge technologies. This permits us to gain valuable experience deploying new technologies, while also adding value to these customers' products and services offerings. Additionally, our Advanced Technology Group are members of and participate with industry standards setting bodies to develop domestic and international standards for next generation telecom products by attending standard setting forums and making contributions to new standards.

   Pursue opportunities for international growth. International markets represent a significant opportunity for future growth. We established corporate resource centers in Mexico and Brazil in 1998 and have continued this expansion in 1999 by adding corporate resource centers in India and the United Kingdom. Initially, our international revenues have resulted from deployment contracts with multinational equipment vendors. However, as we continue to penetrate foreign markets, we expect to continue to capitalize on opportunities created by privatization, new licensees and the expansion of wireless local loop networks.

   Continue to attract and retain qualified personnel. Technology drives our industry. As a result, our engineers and site development teams are critical to our success. We have implemented an institutional process for career development, training and advancement. We intend to continue to attract and retain qualified staff by offering our employees challenging projects and opportunities to work with emerging technologies within a corporate culture that fosters innovation and encourages learning and professional development. We intend to continue to build our recruiting organization and to invest in training and professional development.

   Capitalization on prior project experience. We have participated in the deployment of over 8,000 cell sites. The experience we have gained through these projects is reflected in our project management process and proprietary project management tools. This experience allows us to optimize the allocation of our resources and consistently meet our customers' needs on a fixed-price, time-certain basis without compromising quality. We will continue to refine our processes, methodologies and project management tools, matching them to new customer and technology requirements.

   Pursue strategic acquisitions. We intend to continue to pursue acquisitions that will supplement our technical expertise, allow us to acquire additional human resources or strategic customer relationships or expand our presence in key geographic markets where we could more effectively complete a project or gain access to new contracts. From January 1, 1998 through June 30, 1999, we acquired four companies to strengthen our ability to provide ongoing network optimization and management services, extend our geographic reach, broaden our technical expertise and add professional resources.

Network Services

   We provide a comprehensive suite of network solutions to wireless carriers and equipment vendors, from feasibility and planning, to design, deployment and ongoing network management.

[Graphic depicting the Company's service offerings: Pre-deployment Planning Services, Design and Deployment Services and Network Management Services.]

 Pre-Deployment Planning Services

   We provide pre-deployment planning services for all steps involved in developing or refining a deployment strategy.

   Strategic and Business Consulting. Our business consulting group utilizes its expertise and experience to analyze the financial, engineering, competitive market and technology issues applicable to a proposed network deployment project. We assist a customer's management team in analyzing various strategic options before an execution decision has been made. Drawing on the demographic analysis and preliminary network dimensioning performed by our geographic information systems (GIS) team and benchmarks for deployment-related expenditures from our various functional groups, our consultants can create new business strategies or evaluate the deployment strategies the customer has already developed. Services include:

  .  business and financial modeling;

  .  defining subscriber profiles and target markets;

  .  usage forecasting; and

  . market planning, competition, regulatory, GIS and network configuration analysis.

   These services are especially important to start-up carriers that have limited resources and access to information.

   Technology Evaluation and Vendor Selection. Our Advanced Technology Group, a group of experts in wireless telecom technologies and applications, assists customers in determining the best equipment for a particular project, analyzing the feasibility of a particular technology for a network plan and managing the bidding process from multiple equipment vendors. Our experience in all major wireless technologies allows us to offer a broad scope of services to meet the varied and specific needs of our customers. In addition, because we have not aligned ourselves with the products of any particular vendor, we believe our customers value our independent advice regarding equipment selection.

   We have worked on a number of high profile business and technology planning projects in the wireless industry, including not only mobile services but also broadband, point-to-multipoint and satellite technologies. Although the size of these projects is typically smaller in scope than our design and deployment projects, they are strategically important to us because they represent opportunities for us to build relationships and credibility with customers during the planning phase and enhance our experiences with leading edge technologies. We typically offer these services on a time and materials basis.

 Design and Deployment Services

   We provide a range of services for the full design and deployment of wireless networks. We believe our success is largely based on our ability to provide a package of vertically integrated services that have traditionally been offered separately by multiple subcontractors coordinated by a carrier's internal deployment staff. Such services include:

   GIS Analysis. Our GIS team studies and analyzes the traffic patterns, population density, topography and propagation environment in each market under consideration.

   Radio Frequency Engineering. Our radio frequency engineers design each integrated wireless system to meet the customer's transmission requirements. These requirements are based upon a projected level of subscriber density and traffic demand and the coverage area specified by the operator's license or cost-benefit decisions. We perform the calculations, measurements and tests necessary to determine the optimal placement of the wireless equipment. In addition to meeting basic transmission requirements, the radio frequency network design must make optimal use of radio frequency and result in the highest possible signal quality for the greatest portion of subscriber usage within existing constraints. The constraints may be imposed by cost parameters, terrain, license limitations, interference with other operators, site availability, applicable zoning requirements and other factors.

   Microwave Relocation. To enable our customers to use the radio frequency spectrum they have licensed, it is often necessary for them to analyze the licensed spectrum for microwave interference and move incumbent users of this portion of the spectrum to new frequencies. We assist our customers in accomplishing this microwave relocation by providing complete point-to-point and point-to-multipoint line-of-sight microwave engineering and support services. We have engineered and constructed more than 2,000 analog and digital microwave systems. Our engineering and support services include identifying existing microwave paths, negotiating relocation with incumbent users, managing and tracking relocation progress and documenting the final decommissioning of incumbent users.

   Fixed Network Engineering. Most wireless calls are ultimately routed through a wireline network. As a result, the traffic from wireless networks must be connected with switching centers within wireline networks. We establish the most efficient method to connect cell sites to the wireline backbone, whether by microwave radio or by landline connections. Our engineers are involved in specifying, provisioning and implementing fixed network facilities. Additionally, the convergence of voice and data networks, specifically through broadband technologies, such as LMDS, MMDS and Fast Ethernet, has created a new demand for specialized fixed network engineering skills. These skills include planning, design, capacity and traffic analysis for packet-switched and Internet protocol router-based network elements. Our engineering teams are trained in specialized data networking and Internet protocol engineering issues.

   Site Development. We study the feasibility of placing base stations in the area under consideration from a zoning perspective, negotiate leases and secure building permits, supervise and coordinate the civil engineering required to prepare the rooftop or tower site, manage multiple construction subcontractors and secure the proper electrical and telecom connections. We have substantial experience in managing the teams and activities necessary to develop sites for the rollout of wireless systems.

   Installation and Optimization Services. We install radio frequency equipment, including base station electronics and antennas, and recommend and implement location, software and capacity changes required to meet the customer's performance specifications. We provide installation and optimization services for all major PCS, cellular and broadband wireless air interface standards and equipment manufacturers. We also perform initial optimization testing of installed networks to maximize the efficiency of these networks.

   In 1998, we were involved in the deployment of over 3,000 of the approximately 14,000 cell sites built in the United States. Since the founding of WFI in 1994, we have been involved in the design and/or deployment of over 8,000 cell sites worldwide. These services are typically provided on a fixed-price, time-certain basis.

 Network Management Services

   Network management services are comprised of post-deployment radio frequency optimization services and network operations and maintenance services.

   Post-Deployment Radio Frequency Optimization. Upon initial deployment, a network is optimized to provide wireless service based upon a set of parameters existing at that time, such as cell density, spectrum usage, base station site locations and estimated calling volumes and traffic patterns. Over time, call volumes or other parameters may change, requiring, for example, the relocation of base stations, addition of new equipment or the implementation of system enhancements. We offer ongoing radio frequency optimization services to periodically test network elements, tune the network for optimal performance and identify elements that need to be upgraded or replaced.

   Network Operations and Maintenance. For customers with ongoing outsourcing needs, we can assume responsibility for day-to-day operation and maintenance of their wireless networks. The relationship we develop with our customers for this type of outsourcing contract begins with a team of engineers and other professional and support staff matched to the customer's specific needs. We take into account such variables as grade of service and reliability requirements, equipment manufacturer certification and geographic layout of the system in question for determining the allocation of site maintenance and other responsibilities between our service team and the customer's own personnel. We provide staffing to perform the necessary services for ongoing optimization, operations, maintenance and repair of critical network elements, including base station equipment, mobile switching centers and network operating centers to the extent required by our customers. We also provide training services for the internal network staff of our customers.

   To date, we have only entered into one contract to provide ongoing radio frequency optimization and network operations and maintenance services. This contract has a two-year term but can be terminated earlier by the customer with 30 days notice. We are paid a fixed monthly fee for our services under this contract. Based on our experience, we believe that future contracts for these services will typically have terms of two or more years with fixed monthly fees for our services. We anticipate that once these services are outsourced to us, customers will not develop them internally. As the trend toward outsourcing continues, we expect that the opportunities for providing network management services will expand.

Customers

   We provide network design, deployment and management services to wireless carriers and equipment vendors. We are also actively targeting carriers deploying new wireless broadband networks. Additionally, we have provided services to satellite service providers and wireless tower companies. Since 1995, we have completed projects for more than 95 customers in 26 countries. Set forth below is a list of customers from whom we have generated at least $100,000 in revenue to date:

       Wireless Carriers         Broadband Wireless Carriers         Equipment Vendors

 AT&T                            Advanced Radio Telecom        Ericsson
 Century                         CommcoTec                     Lucent Technologies
 CFW                             Metricom                      Motorola
 Clearnet                        Nextlink                      Nortel Networks
 Cricket Communications                                        Qualcomm
 Leap Wireless                                                 Siemens
 Nextel Partners                                               Triton Network Systems
 Omnipoint
 PageNet                            Satellite Services                Tower Companies
 Pegaso                          CD Radio                      American Tower
 San Diego PCS                   Globalstar                    Crown Castle
 Telecorp
 Tri-Tel
 Triton PCS
 US West
 Western Wireless


Representative Projects

   The following are examples of recent projects which are representative of the scope of services we provide and the size of customers we provide such services to:

   Siemens, AG. Siemens is a PCS network equipment manufacturer, primarily focused on GSM technologies. We began working with Siemens in 1998. Based on our project performance, we were awarded a worldwide master services agreement to provide network design and radio frequency engineering to Siemens and its customers. To date, we have done work with Siemens and its customers in Spain, Morocco, Turkey, Venezuela, South Africa and Oman.

   Triton PCS, Inc. Triton PCS is a member of the AT&T Wireless Services Inc. network of affiliates. Triton PCS is building and operating an advanced digital wireless network in a contiguous territory in Virginia, North and South Carolina, northern Georgia and northeastern Tennessee. We began providing Triton PCS with microwave relocation services in 1998. Since then, we have grown that relationship to include fixed network engineering, radio frequency design, optimization and maintenance services. We recently signed a multi-year contract with Triton PCS to provide radio frequency design, optimization and performance engineering services for all of the cell sites in the Triton PCS network through 2001.

   Metricom, Inc. Metricom is a provider of wireless mobile data networking and technology. Metricom's Ricochet service provides mobile professionals with wireless access to the Internet, private intranets, local-area networks, e-mail and other online services. We began our relationship with Metricom in 1998 with an engagement to perform radio frequency engineering services. Metricom subsequently awarded us a nationwide, turnkey radio frequency engineering contract.

Methodology and Technology

   Project Management Process. We believe that our project management process is critical for the successful execution of our business model. Our project managers use our methodology and proprietary tools to coordinate the various specialized activities involved in bidding, planning, designing, deploying and optimizing networks on an ongoing basis. Through the coordination of our project managers and functional experts, we are able to integrate and account for the various pieces of a turnkey engagement.

   We have built upon our past experiences in developing an analytical framework that enables us to provide scalable solutions to clients. We have found that while there are features unique to each project, there are often similarities among projects. Our project management process is designed to bring the expertise developed during our prior engagements to bear on each new project.

   We continue to dedicate resources to maintaining and improving our project management process. At the conclusion of each engagement, we incorporate incremental knowledge gained during the course of the project into our knowledge database. We believe that the implementation and improvement of our project management process ultimately benefits our clients. Our methodology enables us to leverage our technological and industry expertise to deliver reliable networks in a rapid fashion without sacrificing quality. We are committed to continually refining our project management process, customizing it for each new customer and for each new technology opportunity.

   Project Tracking Tool. We have acquired and implemented Tracker, a proprietary software tool providing critical support and coordination to the project management process. Tracker allows a project manager to view the entire deployment process in graphical format and to keep detailed project notes. In cooperation with Integrated Ventures, LLC, which developed Tracker, we are currently upgrading Tracker so it will be Web-based and allow project data to be viewed simultaneously by multiple personnel providing access to current information. Tracker assists us in refining and building upon past experiences. In addition, Tracker permits easy auditing of the data of a particular project by management and customers.

   Advanced Technology Group. Our Advanced Technology Group is comprised of experts that keep abreast of a wide range of wireless products and technologies. Our ATG members have an average 12 years of research and practical experience and approximately 90% have a Masters degree or Ph.D. The ATG provides a resource and focal point for keeping abreast of new telecom technologies, including broadband point-to-multipoint services, such as LMDS and MMDS, and new standards, such as 3G. In addition, ATG members participate in setting new standards for wireless technologies. For example, a member of our ATG, jointly with Qualcomm and Hughes, submitted two technical papers which were adopted by the cdma2000 standard setting body, and were incorporated as part of the standard. The ATG also develops our in-house training materials, and as a result, its expertise is disseminated effectively throughout the company.

Sales and Marketing

   We market and sell our services through a direct sales force to wireless carriers and equipment vendors. As of June 30, 1999, we employed eight full-time sales and marketing staff. Our sales personnel work collaboratively with our senior management and consulting and deployment personnel to develop new sales leads and secure new contracts. Each salesperson is expected to generate new sales leads and take responsibility as an account manager for specified accounts with existing customers. As account manager, the salesperson works with planning and deployment personnel assigned to that customer to identify opportunities for performing additional services for that customer. Sales personnel receive a base salary, incentives based upon new business and repeat business from existing customers and a quarterly bonus based upon revenue goals established by senior management.

Human Resources

   As of June 30, 1999, we had 508 employees, including 450 in network and deployment services, eight in sales and marketing and 50 in general administration. We believe that our future success will depend on our continued ability to attract, retain, integrate and motivate qualified personnel, and upon the continued service of our senior management and key technical personnel.

   Recruiting. We employ a Vice President of Human Resources and three full-time internal recruiters. Our primary hiring sources include employee referrals, print advertising, Internet job postings and direct recruiting. We attract and retain employees by offering technical training opportunities, a stock option award program, bonus opportunities, and competitive salaries and benefits.

   Training and Career Development. We believe that our continuous focus on training and career development helps us to retain our employees. Upon joining WFI, each new employee participates in an orientation program focusing on our culture, organization and values. Employees participate in ongoing educational programs, many of which are internally developed, to enhance their technical and management skills through classroom and field training. Our education reimbursement policy subsidizes employee efforts in their pursuit of advanced degrees and professional certifications. Each employee is assigned to a functional manager, who is responsible for that employee's career development, training and advancement.

   Career Advancement. We provide opportunities for promotion and mobility within the company that we believe are key components of employee retention. Upon joining WFI, an employee is designated a job classification level with specific performance and growth targets associated with such classification. Upon successful completion of the targets, employees are eligible for a number of rewards, including project and year-end bonuses for superior performance, promotions to higher levels of responsibility within a clearly defined career path and stock option awards. Promotion candidates sit for a formal promotion panel made up of senior managers and technical experts in the employee's area of specialty. Panel results, along with manager recommendations and customer feedback, are used to evaluate each candidate's suitability for promotion.

   We believe our employee training, development and advancement structure better aligns the interests of our employees with our interests and creates a cooperative, entrepreneurial atmosphere and shared culture. We are dedicated to maintaining an innovative, creative and empowering environment where we work as a team to exceed the expectations of our customers and provide our employees with personal and professional growth opportunities.

Competition

   Our market is highly competitive and fragmented and is served by numerous service providers. However, our primary competitors are often the internal engineering departments of our carrier and equipment vendor customers. With respect to radio frequency engineering services we compete with service providers that include CelPlan Technologies, Comsearch (a subsidiary of Allen Telecom Inc.), LCC International, Manpower Inc. and Metapath Software International. We compete with site acquisition service providers that include Cellular Realty Advisors, Inc. and Whalen & Company, Inc. (a subsidiary of Tetra Tech, Inc.). These companies have also engaged in some site management activities. Competitors that perform civil engineering work during a buildout are normally regional construction companies. We compete with engineering and project management companies like Bechtel Group, Inc., Black & Veatch and Fluor Daniel Inc. for the deployment of wireless networks. They are significant competitors given their project finance capabilities, reputations and international experience. Many of these competitors have significantly greater financial, technical and marketing resources, generate greater revenues and have greater name recognition than us.

   We believe the principal competitive factors in our market include the ability to deliver results within budget and on time, reputation, accountability, project management expertise, industry experience and competitive pricing. In addition, expertise in new and evolving technologies, such as broadband wireless, has become increasingly important. We believe that the ability to integrate these technologies, as well as equipment from multiple vendors, gives us a competitive advantage as we can offer the best technology and equipment to meet a customer's needs. We believe our ability to compete also depends on a number of additional factors which are outside of our control, including:

  .  the prices at which others offer competitive services;

  . the willingness of our competitors to finance customers' projects on favorable terms;

  .  the ability of our customers to perform the services themselves; and

  .  the extent of our competitors' responsiveness to customer needs.

Facilities

   Our principal executive offices are located in approximately 25,300 square feet of office space in San Diego, California. The lease for such space expires September 30, 2003. We also lease office space in: Reston, Virginia; Blackwood, New Jersey; Sacramento, California; Santa Fe, New Mexico; Mexico City; London and Sao Paulo. We are in the process of negotiating a lease for a larger headquarters facility to accommodate our growth. We believe we will be able to finalize these negotiations or locate alternative space on commercially reasonable terms.

Legal Proceedings

   From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. For example, in April 1999, a former employee filed a complaint against us. Our management believes this claim is without merit and that resolution of this claim will not have a material adverse effect on our financial position or statements of operations. However, litigation is subject to inherent uncertainties, and an adverse result in this or other matters may arise from time to time that may harm our business.

Advisory Board

   We have established a select group of experienced individuals to advise us on technology and strategy matters. We generally consult with these advisors individually on an informal basis on a variety of subjects, ranging from business development issues to specific guidance on technical, personnel or management issues. Our advisory board members are:

   Anthony Acampora, Ph.D., Professor of Electrical and Computer Engineering, University of California, San Diego (UCSD). Dr. Acampora is the Director of the Center for Wireless Communications at UCSD. He received his Ph.D. in Electrical Engineering from the Polytechnic Institute of Brooklyn and is a fellow of the Institute of Electrical and Electronics Engineers (IEEE) and a former member of the IEEE Communication Society Board of Governors.

   Hamid Aghvami, Ph.D., Director of the Centre for Telecommunications Research, King's College, London. Dr. Aghvami, founder of the International Conference on Personal Indoor and Mobile Radio Communications, has been internationally recognized for his contributions to modern digital communications systems. He obtained his M.S. from King's College, London and his Ph.D. from the University of London. Dr. Aghvami is a fellow and senior member of the Institute of Electrical and Electronics Engineers.

   Paul Boeker, President of the Institute of the Americas, University of California, San Diego. Before joining the Institute, Ambassador Boeker's diplomatic career spanned 27 years. Most notably, he was appointed to serve as Ambassador to Bolivia in 1977 and the Kingdom of Jordan in 1984. Ambassador Boeker received the Presidential Distinguished Service Award in 1985 and the prestigious Arthur S. Fleming Award in 1975. He is a member of the Council on Foreign Relations and the American Academy of Diplomacy. Ambassador

Boeker received his undergraduate degree from Dartmouth College and holds a M.A. in Economics from the University of Michigan, Ann Arbor.

   William A. Hoglund, Vice President and Chief Financial Officer, Eagle River, Inc. Mr. Hoglund is a Director of Nextel Communications, Inc. and Nextlink Communications, Inc. Mr. Hoglund holds a B.A. from Duke University and an M.B.A. from the Graduate School of Business of The University of Chicago.

   John Major, President and Chief Executive Officer, Wireless Knowledge. Mr. Major serves as a Director of Littlefuse and Lennox Corporations. He is a member of the Board of Directors' Executive Committee of the Telecommunications Industry Association and serves as Chairman for the Electronics Industry Association. Mr. Major holds a B.S. in Mechanical and Aerospace Engineering from the University of Rochester, an M.S. in Mechanical Engineering from the University of Illinois, an M.B.A. from Northwestern University and a J.D. degree from Loyola University.

   The following table sets forth certain information regarding options granted to the members of our advisory board as payment for services rendered by them. The aggregate values based on offering price in the table below are calculated based on the assumed initial public offering price of $14.00.

                         Number of Securities                 Aggregate Value    Aggregate Value
                              Underlying      Exercise Price      Based On           Based On
   Name                  Options Granted (#)  Per Share ($)  Exercise Price ($) Offering Price ($)
   ----                  -------------------- -------------- ------------------ ------------------
Anthony Acampora........        63,000            1.33             83,790             798,210
Hamid Aghvami...........        75,000            0.0033              250           1,049,750
Paul Boeker.............        30,000            1.58             47,400             372,600
William Hoglund.........        75,000            2.00            150,000             900,000
John Major..............        15,000           12.00            180,000              30,000

                                   MANAGEMENT

Directors, Executive Officers and Key Employees

   The following table sets forth certain information about our directors, executive officers and key employees as of July 31, 1999:

Name                        Age Position
----                        --- --------
Massih Tayebi, Ph.D. .....   39 Chief Executive Officer and Director
Masood K. Tayebi, Ph.D. ..   37 President and Director
Thomas A. Munro...........   42 Chief Financial Officer
Scott Fox.................   42 President of Network Management
Charles W. Sackley........   40 Senior Vice President of Sales and Business Development
Michael D. Brink..........   48 Senior Vice President of Project Management
Scott Anderson (1)(2).....   41 Director
Bandel Carano (2).........   38 Director
Scot Jarvis (1)(2)........   38 Director

--------
(1) Member of Audit Committee

(2) Member of Compensation Committee

   Massih Tayebi, Ph.D. co-founded Wireless Facilities, Inc. in 1994 and has served as Chief Executive Officer and a director of the Company since its inception. Since 1995, Dr. Tayebi has served as a technical manager for Computer Integrated Management Systems, an Internet-based business exchange company. From 1989 to 1994, he was a senior faculty member of the Engineering Department of the University of Paisley, Great Britain, and served as the Director of Computer Integrated Product Life Cycle Research for the University. Dr. Tayebi received an M.S. in computer integrated manufacturing and a Ph.D. in the integration of design and process planning from the University of Strathclyde, United Kingdom. He performed post-doctorate work on the integration of design and inspection at the University of Brunel, London.

   Masood K. Tayebi, Ph.D. co-founded Wireless Facilities, Inc. in 1994 and has served as President and a director of the Company since its inception. From 1993 to 1994, he was Senior Manager of Engineering and the head of the Technology and Special Projects Department for LCC/TSI, a provider of network design services and products. From 1992 to 1993, Dr. Tayebi served as a consultant to LCC/TSI. Dr. Tayebi received an M.S. in electronics engineering from the University of Southampton and a Ph.D. in mobile radio propagation from the University of Liverpool, United Kingdom.

   Thomas A. Munro has served as Chief Financial Officer since July 1997. Mr. Munro founded @Market, Inc., a start-up e-commerce company, and served as Chief Executive Officer from 1996 to 1997. From 1994 to 1996, he was Chief Financial Officer for Precision Digital Images, a manufacturer of image processing devices. Prior to 1994, Mr. Munro served as Chief Financial Officer of MetLife Capital Corporation, a capital finance subsidiary of Metropolitan Life Insurance. Mr. Munro received his B.A. and M.B.A. from the University of Washington.

   Scott Fox has been with WFI since May 1999 and currently is our President of Network Management. From 1995 to 1999, Mr. Fox served as Chief Technology Officer and Vice President-Technology and Strategic Planning and Vice President-Engineering and Operations for the wireless businesses of BellSouth Cellular Corp., a carrier company. From 1994 to 1995, he was Vice President-Wireless Engineering for MCI, a telecommunications company, responsible for all aspects of MCI's national and international wireless communications business. Mr. Fox holds a B.S. in electrical engineering from the University of Florida.

   Charles W. Sackley has been with WFI since February 1998 and is currently our Senior Vice President of Sales and Business Development. From 1997 to January 1998, he was the Executive Director of Marketing for

North America at Broadband Networks, Inc., a broadband wireless company. From 1993 to 1997, he worked at Motorola, most recently as Senior Director of Intelligent Network Operations. Mr. Sackley received a B.A. in business administration from the University of Iowa and an M.B.A. from Drake University.

   Michael D. Brink has been with WFI since February 1998 and currently is our Senior Vice President of Project Management. From 1997 to 1998, he served as Vice President, Engineering for Central Oregon Cellular, Inc., a cellular telephone company. From 1982 to 1997, he served in various technical management positions for McCaw Cellular/AT&T Wireless, a cellular and PCS company. He holds a B.S. in computer science from National University.

   Scott Anderson has served as a director of the Company since February 1997. Since 1997, Mr. Anderson has been a principal of Cedar Grove Partners, LLC, an investment and advisory partnership. Since 1998, Mr. Anderson has been a principal in Cedar Grove Investments, LLC, an angel capital firm. From 1986 to 1997, Mr. Anderson was with McCaw Cellular/AT&T Wireless, most recently as Senior Vice President of Acquisitions and Development. Mr. Anderson serves a director of Triton PCS, Telecorp, TriTel, Xypoint, Telephia and PriCellular. He holds a B.A. in history from the University of Washington and a J.D. from the University of Washington Law School.

   Bandel Carano has served as a director of the Company since August 1998. Since 1987, he has been a general partner of Oak Investment Partners, Inc., a venture capital firm. Mr. Carano serves on the Investment Advisory Board of the Stanford Engineering Venture Fund. He holds a B.S. and an M.S. in electrical engineering from Stanford University. Mr. Carano serves as a director of Advanced Radio Telecom Corp. Mr. Carano has been nominated and elected as a director under the terms of a voting agreement among WFI and its stockholders in connection with the sale of WFI's Series A Preferred Stock.

   Scot Jarvis has served as a director of the Company since February 1997. Mr. Jarvis co-founded Cedar Grove Partners, LLC in 1997, an investment and consulting/advisory partnership, and has served as a general partner since its founding. From 1994 to 1996, he served as Vice President of Operations for Eagle River LLC, a private investment company, where he co-founded Nextlink and served as a director of Nextel Communications. From 1985 to 1994, Mr. Jarvis served in a number of positions with McCaw Development Corp., most recently as Vice President. Mr. Jarvis is on the board of directors of Leap Wireless, Inc., Pulsepoint Communications and Metawave Communications Corp. He holds a B.A. in business administration from the University of Washington.

   Massih Tayebi, our Chief Executive Officer, and Masood Tayebi, our President, are brothers.

Board Committees

   The board of directors has recently established an audit committee. The audit committee consists of Messrs. Anderson and Jarvis. The audit committee will make recommendations to the board of directors regarding the selection of independent auditors, review the results and scope of the audit and other services provided by our independent auditors and review and evaluate our audit and control functions.

   The board of directors has established a compensation committee. The compensation committee consists of Messrs. Anderson, Jarvis and Carano. The compensation committee makes recommendations regarding our equity compensation plans and makes decisions concerning salaries and incentive compensation for our employees and consultants.

Compensation Committee Interlocks and Insider Participation

   During 1998, we did not have a compensation committee. The Board of Directors made all decisions concerning executive compensation during 1998.

Director Compensation

   Our directors do not currently receive any cash compensation for services on the board of directors or any committee thereof, but directors may be reimbursed for expenses in connection with attendance at board and committee meetings. All directors are entitled to participate in our 1999 Equity Incentive Plan.

   In order to defray the administrative costs incurred by Scott Anderson and Scot Jarvis by virtue of their service on our board of directors, we made monthly payments to Cedar Grove Partners during 1997, 1998 and the first eight months of 1999 in an aggregate amount of $60,000 per year. Messrs. Anderson and Jarvis are the general partners of Cedar Grove Partners. Our obligation to make these payments terminated in August 1999.

   The following table sets forth certain information regarding warrants to purchase our common stock issued to members of our board of directors. The aggregate values set forth in the table below are calculated based on the assumed initial offering price of $14.00 and the applicable exercise price.

                          Issue     Number     Exercise Price     Aggregate      Aggregate
    Name                  Date   of Shares (#) Per Share ($)  Exercise Price ($) Value ($)
    ----                 ------- ------------- -------------- ------------------ ---------
Scott Anderson.......... 2/28/97    150,000         0.93           139,500       1,960,500
                          2/1/98    600,000         1.58           948,000       7,452,000
Bandel Carano...........     --         --           --                --              --
Scot Jarvis............. 2/28/97    150,000         0.93           139,500       1,960,500
                          2/1/98    600,000         1.58           948,000       7,452,000
Masood Tayebi, Ph.D.....     --         --           --                --              --

   In January 1999, we granted options to purchase 20,000 shares of common stock to each of Messrs. Anderson, Carano and Jarvis for their service on the Board of Directors. The exercise price of these options is $4.16 per share. We do not have a policy in place regarding the future grant of options or warrants to directors.

Executive Compensation

   The following table sets forth summary information concerning compensation awarded to, earned by, or accrued for services rendered to us in all capacities during the fiscal year ended December 31, 1998 by our chief executive officer and the four other most highly compensated executive officers who earned more than $100,000 in salary and bonus during the fiscal year ended December 31, 1998. These individuals are referred to as the named executive officers. The compensation described in this table does not include medical, group life insurance or other benefits that are available generally to all of our salaried employees and certain perquisites and other personal benefits received that do not exceed the lesser of $50,000 or 10% of any such officer's salary as disclosed in this table.

                           Summary Compensation Table

                                                              Long-Term
                                Annual Compensation          Compensation
                         ----------------------------------- ------------
                                            All Other Annual  Securities
   Name and Principal                         Compensation    Underlying       All Other
        Position         Salary($) Bonus($)      ($)(1)       Options (#) Compensation ($)(2)
   ------------------    --------  -------  ---------------- ------------ -------------------
Massih Tayebi, Ph.D. ... 215,977      --            --             --              --
 Chief Executive Officer

Masood K. Tayebi,
 Ph.D. ................. 216,749      --            --             --              --
 President

Thomas A. Munro......... 132,502      --            --         159,000             --
 Chief Financial Officer

Charles W. Sackley...... 109,375   36,000        18,000        120,000             --
 Senior Vice President
 of Sales and Business
 Development

Michael D. Brink........ 113,116      --            --         120,000          68,000
 Senior Vice President
 of Project Management

--------
(1) Includes commissions.

(2) Represents relocation expenses.

                       Option Grants In Last Fiscal Year

   The following table sets forth, for the fiscal year ended December 31, 1998, certain information regarding options granted to each of the named executive officers:

                                            Individual Grants
                            -------------------------------------------------- Potential Realizable
                            Number of  Percentage of                             Value at Assumed
                            Securities Total Options                           Annual Rates of Stock
                            Underlying  Granted to                              price Appreciation
                             Options   Employees in  Exercise Price             for Option Term ($)
                             Granted    Fiscal Year    Per Share    Expiration ---------------------
           Name                 (#)          (%)           ($)         Date        5%        10%
           ----             ---------- ------------- -------------- ---------- ---------- ----------
Massih Tayebi, Ph.D. .....       --         --             --            --           --         --
Masood K. Tayebi, Ph.D. ..       --         --             --            --           --         --
Thomas A. Munro...........   159,000        4.6           2.00        3/2/08    3,310,380  5,447,340
Charles W. Sackley........   120,000        3.5           2.00        3/2/08    2,738,400  4,351,200
Michael D. Brink..........    60,000        1.7           2.00        3/2/08    1,249,200  2,055,600
                              60,000        1.7           4.16       7/31/08    1,119,600  1,926,000


   In the table above, the percentage of total options granted to employees in the fiscal year is based on options to purchase 3,464,139 shares of common stock granted to employees in fiscal 1998, including the named executive officers. The options granted to the named executive officers were granted under our 1997 Stock Option Plan. Options granted under the plan generally vest in equal yearly installments over a period of three to four years. One half of the options issued to Mr. Sackley will vest five years from the date of grant, although such vesting may be accelerated in the event certain performance criteria are met. All of the options issued to Mr. Brink and one-half of the options issued to Mr. Sackley provide for acceleration of vesting on a sale or change in control of the Company. Options were granted at an exercise price equal to the fair market value of our common stock, as determined by our board of directors on the date of grant.

   The potential realizable values set forth in the table above are calculated based on the term of the option at its time of grant (ten years) and the assumed initial public offering price of $14.00. It is calculated assuming that the stock price on the date of grant appreciates at the indicated annual rate, compounded annually for the entire term of the option and that the option is exercised and sold on the last day of its term for the appreciated stock price. These amounts represent certain assumed rates of appreciation only, in accordance with the rules of the Commission, and do not reflect our estimates or projections of future stock price performance. Actual gains, if any, are dependent on the actual future performance of our common stock.

   Aggregated Option Exercises In Last Fiscal Year And Fiscal Year-End Values

   The following table sets forth, with respect to each of the named executive officers, information regarding the number and value of securities underlying unexercised options held by the named executive officers as of December 31, 1998. None of our named executive officers exercised options in 1998.

                                 Number of Securities              Value of Unexercised
                            Underlying Unexercised Options        In-The Money Options at
                                at Fiscal Year-End (#)              Fiscal Year-End ($)
                            ----------------------------------   -------------------------
   Name                      Exercisable       Unexercisable     Exercisable Unexercisable
   ----                     --------------    ----------------   ----------- -------------
Massih Tayebi, Ph.D. .....               --                  --        --            --
Masood K. Tayebi, Ph.D. ..               --                  --        --            --
Thomas A. Munro...........            75,000             384,000   975,000     4,683,000
Charles W. Sackley........               --              120,000       --      1,440,000
Michael D. Brink..........               --              120,000       --      1,310,400

   In the table above, the value of unexercised in the-money options is based on the difference between the assumed initial public offering price per share of $14.00 and the exercise price.

Employee Benefit Plans

 1999 Equity Incentive Plan

   In August 1999, we adopted our 1999 Equity Incentive Plan. A total of 6,000,000 shares of common stock has initially been authorized for issuance under the 1999 Equity Incentive Plan. In addition, the number of shares of common stock authorized under the plan shall be increased on January 1 of each year by the lesser of either 6,000,000 shares or 4% of our outstanding shares on that date. Under the terms of the 1999 Equity Incentive Plan, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant, but exercised shares repurchased by us through a right of repurchase will not again become available for grant.

   The 1999 Equity Incentive Plan permits the grant of options to our directors, officers, employees and consultants. Options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees or nonstatutory stock options. In addition, the 1999 Equity Incentive Plan permits the grant of stock bonuses and rights to purchase restricted stock. No person may be granted options covering more than 5,000,000 shares of common stock in any calendar year.

   The 1999 Equity Incentive Plan is administered by the board or a committee appointed by the board. The board has delegated the authority to administer the 1999 Equity Incentive Plan to the compensation committee. Subject to the limitations set forth in the 1999 Equity Incentive Plan, the administrator has the authority to select the eligible persons to whom award grants are to be made, to designate the number of shares to be covered by each award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the exercise price of options and the type of consideration to be paid upon exercise and, subject to restrictions, to specify other terms of awards.

   The maximum term of options granted under the 1999 Equity Incentive Plan is ten years. Incentive stock options granted under the 1999 Equity Incentive Plan generally are non-transferable. Nonstatutory stock options generally are non-transferable, although the applicable option agreement may permit transfers. Options generally expire 30 days after the termination of an optionholder's service. However, if an optionholder is permanently disabled or dies during his or her service, such person's options generally may be exercised up to 12 months following disability or 18 months following death.

   The exercise price of options granted under the 1999 Equity Incentive Plan is determined by the administrator in accordance with the guidelines set forth in the 1999 Equity Incentive Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant.

   Options granted under the 1999 Equity Incentive Plan vest at the rate determined by the administrator and specified in the option agreement. The terms of any stock bonuses or restricted stock purchase awards granted under the 1999 Equity Incentive Plan will be determined by the administrator. The purchase price of restricted stock under any restricted stock purchase agreement will not be less than 85% of the fair market value of our common stock on the date of grant. Stock bonuses and restricted stock purchase agreements awarded under the 1999 Equity Incentive Plan are generally nontransferable, although the applicable award agreement may permit transfers.

   Upon changes in control in our ownership through a merger in which we are not the surviving entity or a reverse merger, all outstanding stock awards under the 1999 Equity Incentive Plan must either be assumed or substituted by the surviving entity. In the event the surviving entity does not assume or substitute such stock awards, then the vesting and exercisability of outstanding awards will accelerate prior to the change in control and such awards will terminate to the extent not exercised prior to the change in control. Upon a change in control in our ownership through the sale of all or substantially all of our assets, then all stock awards under the 1999 Equity Incentive Plan shall continue in full force and effect. In the event of a dissolution or liquidation, all unexercised options will terminate.

   The board may amend or terminate the 1999 Equity Incentive Plan at any time. Amendments will generally be submitted for stockholder approval only to the extent required by applicable law.

   As of September 30, 1999, we had no issued and outstanding options to purchase shares of common stock under the 1999 Equity Incentive Plan.

 1997 Stock Option Plan

   Our 1997 Stock Option Plan was adopted by the board of directors in July 1997, and was amended in September 1997 and January 1999. A total of 7,500,000 shares of common stock has been authorized for issuance under the 1997 Stock Option Plan. Pursuant to the 1997 Stock Option Plan, shares subject to stock awards that have expired or otherwise terminated without having been exercised in full again become available for grant, but exercised shares repurchased by us pursuant to a right of repurchase will not again become available for grant.

   The 1997 Stock Option Plan permits the grant of options to our directors, officers, key employees and consultants. Options may be either incentive stock options within the meaning of Section 422 of the Internal Revenue Code to employees or nonstatutory stock options.

   The 1997 Stock Option Plan is administered by the board or an administrator appointed by the board. Subject to the limitations set forth in the 1997 Stock Option Plan, the administrator has the authority to select the eligible persons to whom award grants are to be made, to designate the number of shares to be covered by each award, to determine whether an option is to be an incentive stock option or a nonstatutory stock option, to establish vesting schedules, to specify the exercise price of options and the type of consideration to be paid upon exercise and, subject to restrictions, to specify other terms of awards.

   The maximum term of options granted under the 1997 Stock Option Plan is ten years. Options granted under the 1997 Stock Option Plan generally are non-transferable. The expiration terms of options granted under the 1997 Stock Option Plan are determined by the board or administrator in accordance with the guidelines set forth in the 1997 Stock Option Plan. Options generally expire 30 days after the termination of an optionholder's service. However, if an optionholder is permanently disabled or dies during his or her service, such person's options generally may be exercised up to 6 months following disability or death provided that the options were exercisable on the employee's last day of work.

   The exercise price of options granted under the 1997 Stock Option Plan is determined by the board or administrator in accordance with the guidelines set forth in the 1997 Stock Option Plan. The exercise price of an incentive stock option cannot be less than 100% of the fair market value of the common stock on the date of the grant. The exercise price of a nonstatutory stock option cannot be less than 85% of the fair market value of the common stock on the date of grant. The exercise price of an option granted to a person who holds more than 10% of the voting power of the Company cannot be less than 110% of the fair market value of our common stock on the date of the grant.

   Options granted under the 1997 Stock Option Plan vest at the rate determined by the board or administrator and specified in the option agreement.

   Upon changes in control in our ownership, all outstanding stock options under the 1997 Stock Option Plan may either be substituted by the surviving entity or terminated to the extent not exercised upon sixty days written notice.

   The board may amend or terminate the 1997 Stock Option Plan at any time. Amendments to the 1997 Stock Option Plan will generally be submitted for stockholder approval within 12 months before or after adoption of the amendment.

   As of September 30, 1999, we had issued and outstanding under the 1997 Stock Option Plan options to purchase 5,909,286 shares of common stock. The per share exercise prices of these options ranged from $1.00 to $17.00. Upon completion of this offering, no further grants will be made under the 1997 Stock Option Plan. As of the effective date of this offering, all future option grants will be made under the 1999 Equity Incentive Plan.

 Employee Stock Purchase Plan

   In August 1999, the board adopted and the stockholders approved the 1999 Employee Stock Purchase Plan. A total of 700,000 shares of common stock has been authorized for issuance under the Purchase Plan. The Purchase Plan is intended to qualify as an employee stock purchase plan within the meaning of
Section 423 of the Code. Under the Purchase Plan, eligible employees will be able to purchase common stock at a discount in periodic offerings. The Purchase Plan will commence on the effective date of this offering.

   Unless otherwise determined by the board, all employees are eligible to participate in the Purchase Plan so long as they are employed by us (or a subsidiary designated by the board) for at least 20 hours per week and are customarily employed by us (or a subsidiary designated by the board) for at least 5 months per calendar year.

   Employees who participate in an offering may have up to 15% of their earnings for the period of that offering withheld pursuant to the Purchase Plan. The amount withheld is used at various purchase dates within the offering period to purchase shares of common stock. The price paid for common stock at each such purchase date will equal the lower of 85% of the fair market value of the common stock at the commencement date of that offering period or 85% of the fair market value of the common stock on the relevant purchase date. Employees may end their participation in the offering at any time during the offering period, and participation ends automatically on termination of employment.

   Upon changes in control in our ownership, the board has discretion to provide that each right to purchase common stock will be assumed or an equivalent right substituted by the successor corporation or the board may provide for all sums collected by payroll deductions to be applied to purchase stock immediately prior to such change in control transaction.

 401(k) Plan

   We sponsor the WFI 401(k) Plan, a defined contribution plan intended to qualify under Section 401 of the Internal Revenue Code of 1986, as amended. All employees are eligible to participate and may enter the 401(k) Plan as of the first day of any month. Participants may make pre-tax contributions to the 401(k) Plan of up to 15% of their eligible earnings, subject to a statutorily prescribed annual limit. We may make matching contributions at the discretion of the board of directors. To date, we have not made matching contributions. Each participant's contributions, and the corresponding investment earnings, are generally not taxable to the participants until withdrawn. Participant contributions are held in trust as required by law. Individual participants may direct the trustee to invest their accounts in authorized investment alternatives.

Indemnification of Directors and Executive Officers and Limitation on Liability

   Our bylaws provide that we shall indemnify our directors, officers, employees and agents to the fullest extent permitted by Delaware law, except with respect to certain proceedings initiated by such persons. We are also empowered under our bylaws to enter into to purchase insurance on behalf of any director, officer, employee or agent whether or not we would be required to indemnify this person. Pursuant to this provision, we have entered into indemnification agreements with each of our directors and executive officers.

   In addition, our restated certificate of incorporation provides that our directors will not be personally liable to us or our stockholders for monetary damages for any breach of fiduciary duty as a director, except for liability:

  . for any breach of the director's duty of loyalty to us or our stockholders;

  . for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

  .  under Section 174 of the Delaware General Corporation Law; or

  . for any transaction from which the director derives an improper personal benefit.

   Our restated certificate of incorporation will also provide that if the Delaware General Corporation Law is amended after the approval by our stockholders of the restated certificate of incorporation to authorize corporate action further eliminating or limiting the personal liability of directors, then the liability of our directors shall be eliminated or limited to the fullest extent permitted by the Delaware General Corporation Law. The provision does not affect a director's responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

                           RELATED PARTY TRANSACTIONS

   The following is a description of transactions since January 1, 1996 to which we have been a party, in which the amount involved exceeds $60,000 and in which any director, executive officer or holder of more than 5% of our capital stock had or will have a direct or indirect material interest, other than our compensation arrangements with our directors and named executive officers that are described under "Management."

   In February 1997, we sold 600,000 shares of our common stock at $0.93 per share. In August 1998, we sold 1,682,692 shares of our Series A preferred stock at $12.48 per share. In February 1999, we sold 2,727,273 shares of our Series B preferred stock at $5.50 per share. The following table illustrates the number of shares we sold to our directors and officers, entities affiliated with our directors or our stockholders who hold more than 5% of our capital stock. The aggregate value is calculated based on the assumed initial offering price of $14.00.

                                     Shares of Preferred
                                          Stock (1)      Aggregate
                             Common  -------------------  Purchase  Aggregate
                              Stock  Series A  Series B  Price ($)  Value ($)
                             ------- --------- --------- ---------- ----------
   Directors and Executive
    Officers
   Scott Anderson........... 300,000        --        --    279,000  4,200,000
   Scot Jarvis ............. 300,000        --        --    279,000  4,200,000
   Entities Affiliated with
    Directors
   Oak Investment Partners
    (2).....................      -- 1,382,211 2,323,231 30,027,764 51,876,188
   Other 5% Stockholders
   Worldview Partners (3)...      --   240,385   404,042  5,222,236  9,021,978
   Date of Purchase......... 2/28/97    8/7/98   2/26/99
   Price Per Share..........   $0.93    $12.48     $5.50

--------
(1) Upon the closing of this offering, each outstanding share of our Series A preferred stock will convert into three shares of our common stock, while each share of our Series B preferred stock will convert into one share of our common stock.

(2) Entities affiliated with Oak Investment Partners combined hold more than 5% of our outstanding stock. Bandel Carano, one of our directors, is a managing member of the general partner of these entities.

(3) Entities affiliated with Worldview Partners combined held greater than 5% of our capital stock at the time these entities purchased the Series B preferred stock.

   In February 1997, we issued warrants to purchase shares of our common stock at an exercise price of $0.93 per share. In February 1998, we issued warrants to purchase shares of our common stock at an exercise price of $1.58 per share. The following table illustrates the number of warrants we issued to our directors and officers. The aggregate value is calculated based on the assumed initial offering price of $14.00 and the applicable exercise price. For a further description of the warrants issued to Messrs. Anderson and Jarvis, see "Description of Capital Stock--Warrants."

                                              Common Stock
                                                Warrants     Aggregate
                                             --------------- Exercise  Aggregate
                                              1997    1998   Price ($) Value ($)
                                             ------- ------- --------- ---------
   Directors and Executive Officers
   Scott Anderson (1)....................... 150,000 600,000 1,087,500 9,412,500
   Scot Jarvis (2).......................... 150,000 600,000 1,087,500 9,412,500
   Date of Issue............................ 2/28/97  2/1/98
   Exercise Price...........................   $0.93   $1.58

(1) In April 1998, Mr. Jarvis exercised his 1997 warrants to purchase 100,002 shares of common stock and his 1998 warrants to purchase 199,998 shares.

(2) In April 1998, Mr. Anderson exercised his 1997 warrants to purchase 100,002 shares of common stock and his 1998 warrants to purchase 199,998 shares.

   In August 1998, we paid a dividend of $0.19 per share to our stockholders. In connection with the payment of the dividend, we issued notes for a total of $5,500,000 to three of our stockholders. We issued a promissory note to Massih Tayebi in the amount of $2,315,790, a promissory note to Masood Tayebi in the amount of $2,605,263 and a promissory note to Sean Tayebi in the amount of $578,947. Masood Tayebi is our President, a member of the board of directors and a holder of more than 5% of our capital stock. Massih Tayebi is our Chief Executive Officer, a member of our board of directors and a holder of more than 5% of our capital stock. Sean Tayebi, a brother of Masood Tayebi and Massih Tayebi, is a holder of more than 5% of our capital stock. These notes bear interest at 5.5% per annum and were initially due on August 2, 1999. We have amended the notes such that they are now due on August 2, 2000, and the interest that accrued through August 2, 1999 is now part of the principal amount of the amended notes. We did not pay consideration to any of the noteholders in connection with the extension of the maturity date of the notes.

   In August 1998, we repurchased a total of 3,245,190 shares of common stock from Masood Tayebi and Massih Tayebi. In connection with the repurchase, we issued notes for a total of $13,499,990 to Masood Tayebi and Massih Tayebi. We paid off these notes on August 9, 1998.

   All of the securities sold or purchased in these transactions were sold or purchased at prices equal to the fair market value of the securities, as determined by our board of directors, on the date of issuance.

   Holders of shares of our common stock issued in connection with the conversion of the Series A preferred stock and Series B preferred stock and in connection with the exercise of warrants issued to Messrs. Anderson and Jarvis described above may require us to register such shares at our expense. For a description of such registration rights, see "Description of Capital Stock-- Registration Rights."

   Jalil Tayebi, a brother of Masood Tayebi and Massih Tayebi, is the General Manager of WFI de Mexico. He currently receives an annual base salary of $100,000. In connection with his employment, we have granted Mr. Tayebi options to purchase an aggregate of 122,640 shares of our common stock. These options vest over a period of four years and have exercise prices that range from $1.33 to $4.16 per share. We have also granted him shares of restricted stock in WFI de Mexico, which as of June 30, 1999, were equivalent to 6% of the equity of WFI de Mexico. The stock is subject to vesting over a four-year period. Pursuant to the terms of the stock grant, Mr. Tayebi has a one-time election to exchange any vested restricted stock in WFI de Mexico for shares of our common stock at a fair market valuation, as determined by our Chief Executive Officer and Chief Financial Officer. As of June 30, 1999, Mr. Tayebi had not exercised this election.

   Between September 1998 and December 1998, we borrowed funds from Masood Tayebi and Massih Tayebi to fund our working capital requirements. In connection with this, we issued short term notes to Masood Tayebi for a total of $2,500,000 and to Massih Tayebi for a total of $1,000,000. Each note carried an interest rate of 5.5% per year. We repaid these notes in the first quarter of 1999.

   From December 31, 1998 through June 30, 1999, we advanced an aggregate of $221,518 to Masood Tayebi which amount he repaid on September 28, 1999. Of the amount advanced, $61,819 was for Masood Tayebi's personal credit card debt and $160,000 was for a personal investment made by him.

   In June 1999, we sold to Masood Tayebi and Massih Tayebi our 25% ownership interest in Sierra Towers Investment Group, LLC, an early-stage tower company operating in Mexico. At the time, our officers and a disinterested member of our board of directors determined that our membership units in Sierra and Sierra's promissory note owed to us had a cumulative fair value of $262,348 as of the date of the transaction. A majority of the disinterested members of the Board of Directors ratified the transaction in August 1999. Masood Tayebi and Massih Tayebi each purchased one half of our ownership interest in Sierra, paying the fair value for such interest with promissory notes which bear interest at a rate of 10% per annum and are due and payable on November 30, 1999.

   In connection with his employment, on April 9, 1999, we entered into a letter agreement with Scott Fox, our President of Network Management. Under the letter agreement, Mr. Fox's annual salary is $225,000 and he is eligible for a minimum annual bonus of 35% of his base salary. The letter agreement also provides for a $225,000 signing bonus, which is payable in two parts, and guaranteed appreciation of at least $600,000 on 25% of his stock options. In the event that we terminate Mr. Fox within the first two years of his employment, certain of Mr. Fox's unvested options will become fully vested and exercisable and, at his option, we will owe him either $112,500 or 20,455 shares of common stock, in connection with his signing bonus. In the event of a change in control of WFI within the first two years of Mr. Fox's employment, all of his unvested stock options will become fully vested and exercisable and a signing bonus of $112,500 will be due and payable. In the event of a change in control of WFI after the first two years of Mr. Fox's employment, 50% of his unvested stock options will vest immediately and become exercisable. In July 1999, we loaned Mr. Fox $169,000 at an interest rate of 6% per year in connection with a mortgage on his house.

   Prior to June 30, 1999 we contracted with Total Outsourcing, Inc., a company owned by Massih Tayebi's wife, for the leasing of computer equipment, apartments, vehicles and other items. During 1997 and 1998, the total value of our contracts with Total Outsourcing was $781,000 and $488,000, respectively. We have terminated our contract and have entered into a Settlement Agreement and Mutual General Release with Total Outsourcing effective as of June 30, 1999. Pursuant to this Settlement Agreement, we have agreed to pay $258,091 to Total Outsourcing by December 31, 1999 in satisfaction of all amounts that we owe to it.

   Since April 1999, we have subleased approximately 4,900 square feet of office space in our headquarters facility to QuantumThink Group, Inc., a high technology outsourcing company which is majority-owned by the Tayebi family. QuantumThink Group's tenancy is month-to-month. QuantumThink Group pays monthly rent of $9,000, which is in excess of our equivalent rent expense for such space. We believe that the rent paid by QuantumThink Group is comparable to equivalent rents that we could obtain from unaffiliated third parties for such space.

   A member of our board of directors, Scott Anderson, is a member of the boards of directors of Triton PCS, Telecorp and TriTel, all of which are customers of ours. Scot Jarvis, a member of our board of directors, is a member of the board of directors of Leap Wireless International, which is also a customer of ours. Another member of our board of directors, Bantel Carano, is a member of the board of directors of Advanced Radio Telecom Corp., which is also a customer of ours.

   Prior to this offering, we paid $5,000 per month to Cedar Grove Partners in consideration of the services rendered to the Company by Scott Anderson and Scot Jarvis as our directors. Messrs. Anderson and Jarvis are the general partners of Cedar Grove Partners. The Company made payments to Cedar Grove Partners equal to $60,000 in each of 1997 and 1998. Our obligation to make these payments terminated in August 1999.

   We have entered into indemnification agreements with each of our officers and directors as described in "Management--Indemnification of Directors and Executive Officers and Limitation on Liability."

                             PRINCIPAL STOCKHOLDERS

   The following table contains information about the beneficial ownership of our common stock before and after our initial public offering for:

  . each person who beneficially owns more than five percent of the common stock;

  .  each of our directors;

  .  the named executive officers; and

  .  all directors and executive officers as a group.

   Unless otherwise indicated, the address for each person or entity named below is c/o Wireless Facilities, Inc., 9805 Scranton Road, Suite 100, San Diego, CA 92121.

   Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and generally includes voting or investment power with respect to securities. Except as indicated by footnote, and subject to community property laws where applicable, the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. The percentage of beneficial ownership is based on 35,028,169 shares of common stock outstanding as of September 30, 1999, as adjusted to reflect the conversion of all outstanding shares of preferred stock upon the closing of this offering and 39,028,169 shares of common stock outstanding after completion of this offering.

   The table assumes no exercise of the underwriters' over-allotment option. If the underwriters' over-allotment option is exercised in full, we will sell up to an aggregate of 600,000 additional shares of our common stock, and up to 39,628,169 shares of common stock will be outstanding after the completion of this offering.

                                          Number of Shares
                                            Beneficially   Percentage of Shares
                                               Owned            Outstanding
                                          ---------------- ------------------------
                                                             Before        After
                                               Number       Offering      Offering
                                          ---------------- ----------    ----------
Masood K. Tayebi (1)....................     11,210,738            32.0%         28.7%
Massih Tayebi...........................      9,710,738            27.7%         24.9%
Oak Investment Partners VIII, L.P. (2)..      6,469,864            18.5%         16.6%
 525 University Avenue, Suite 1300
 Palo Alto, California 94301
Bandel Carano (3).......................      6,469,864            18.5%   16.6%
 Oak Investment Partners VIII, L.P.
 525 University Avenue, Suite 1300
 Palo Alto, California 94301
Sean Tayebi.............................      2,333,333             6.7%          6.0%
MeriTech Capital Partners L.P. (4)......      2,000,000             5.7%          5.1%
 428 University Avenue
 Palo Alto, California 94301
Scott Anderson (5)......................        849,996             2.4%          2.2%
Scot Jarvis (6).........................        849,996             2.4%          2.2%
Thomas A. Munro (7).....................        278,000               *             *
Scott Fox (8)...........................        174,167               *             *
Charles W. Sackley (9)..................         50,000               *             *
Michael D. Brink (10)...................         40,000               *             *
All directors and executive officers as
 a group
 (9 persons) (11).......................     29,633,499            82.8%         74.0%

--------
  *  Represents beneficial ownership of less than 1%.

 (1) Includes 150,000 shares held in trust for Mr. Tayebi's family.

 (2) Includes 122,927 shares held by Oak VIII Affiliates Fund, L.P.

 (3) Includes 6,346,937 shares held by Oak Investment Partners VIII, L.P. and 122,927 shares held by Oak VIII Affiliates Fund, L.P. Bandel Carano, one of our directors, is a managing member of the general partners of venture capital funds affiliated with Oak Investment Partners. Mr. Carano disclaims beneficial ownership of the shares held by Oak Investment Partners VIII, L.P and Oak VIII Affiliates Fund, L.P.

 (4) Includes 32,000 shares held by MeriTech Capital Affiliates, L.P.

 (5) Includes 249,996 shares subject to options exercisable within 60 days of September 30, 1999.

 (6) Includes 249,996 shares subject to options exercisable within 60 days of September 30, 1999.

 (7) Includes 278,000 shares subject to options exercisable within 60 days of September 30, 1999, 75,000 of which will become immediately exercisable upon completion of this offering.

 (8) Includes 174,167 shares subject to options exercisable within 60 days of September 30, 1999, all of which will become immediately exercisable upon completion of this offering.

 (9) Includes 50,000 shares subject to options exercisable within 60 days of September 30, 1999.

(10) Includes 40,000 shares subject to options exercisable within 60 days of September 30, 1999.


(11) Includes 1,042,159 shares subject to options exercisable within 60 days of September 30, 1999, 249,167 of which will become immediately exercisable upon completion of this offering.

   On November 3, 1999, Dr. Massih Tayebi, our Chief Executive Officer, and his wife transferred 1,175,772 shares of common stock to a family limited partnership. Interests in the limited partnership are owned by Dr. Tayebi, his wife and trusts established for their benefit and the benefit of their children. The general partner of the partnership has an irrevocable proxy to vote the transferred shares, and he retains sole investment power with respect to such shares. The general partner is Jalil Tayebi, Dr. Tayebi's brother. As a result of this transfer, as of the date of this prospectus, Massih Tayebi beneficially owns 8,534,966 shares of common stock, representing approximately 24.4% of the shares outstanding before the offering and approximately 21.9% of the shares outstanding after the offering.

   On November 3, 1999, Dr. Masood Tayebi, our President, and his wife transferred 1,132,723 shares of common stock to a family limited partnership. Interests in the limited partnership are owned by Dr. Tayebi, his wife and trusts established for their benefit and the benefit of their children. The general partner of the partnership has an irrevocable proxy to vote the transferred shares, and he retains sole investment power with respect to such shares. The general partner is Jalil Tayebi, Dr. Tayebi's brother. As a result of this transfer, as of the date of this prospectus, Masood Tayebi beneficially owns 10,078,015 shares of common stock, representing approximately 28.8% of the shares outstanding before the offering and approximately 25.8% of the shares outstanding after the offering.

   As a result of the foregoing transfers, Jalil Tayebi, the general partner of each of his brothers' family trusts, will beneficially own 2,349,375 shares of common stock, representing approximately 6.7% of the shares outstanding before the offering and approximately 6.0% of the shares outstanding after the offering. Such shares include 40,880 shares subject to options held by Mr. Tayebi which are exercisable within 60 days of September 30, 1999. Jalil Tayebi also owns shares of our subsidiary, WFI de Mexico, and he has the right to exchange such shares for shares of our common stock, as described in "Certain Transactions."

                          DESCRIPTION OF CAPITAL STOCK

   Immediately prior to the closing of this offering and effective upon the filing of our restated certificate of incorporation, our authorized capital stock will consist of 195,000,000 shares of common stock, $0.001 par value per share, and 5,000,000 shares of preferred stock, $0.001 par value per share. As of September 30, 1999, after giving effect to the conversion of all outstanding preferred stock into common stock upon the closing of this offering, there were outstanding 35,028,169 shares of common stock held of record by 54 stockholders.

Common Stock

   The holders of common stock are entitled to one vote per share on all matters to be voted on by the stockholders. Subject to preferences that may be applicable to any outstanding shares of preferred stock, holders of common stock are entitled to receive ratably such dividends as may be declared by the board of directors out of funds legally available therefor. In the event of our liquidation, dissolution or winding down, holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities and the liquidation preferences of any outstanding shares of preferred stock. Holders of common stock have no preemptive, conversion, subscription or other rights. There are no redemption or sinking fund provisions applicable to the common stock. All outstanding shares of common stock are, and all shares of common stock to be outstanding upon completion of this offering will be, fully paid and nonassessable.

Preferred Stock

   Upon the closing of this offering, all outstanding shares of preferred stock will be converted into 7,775,349 shares of common stock. See Note 7 of Notes to Consolidated Financial Statements for a description of the currently outstanding preferred stock. Following the conversion, our certificate of incorporation will be amended and restated to delete all references to these shares of preferred stock. Under the restated certificate of incorporation, the board has the authority, without further action by stockholders, to issue up to 5,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, qualifications and restrictions granted to or imposed upon such preferred stock, including dividend rights, conversion rights, voting rights, rights and terms of redemption, liquidation preference and sinking fund terms, any or all of which may be greater than the rights of the common stock. The issuance of preferred stock could adversely affect the voting power of holders of common stock and reduce the likelihood that such holders will receive dividend payments and payments upon liquidation. The issuance could have the effect of decreasing the market price of the common stock. The issuance of preferred stock could have the effect of delaying, deterring or preventing a change in control of WFI. We have no present plans to issue any shares of preferred stock.

Warrants

   As of September 30, 1999, there were warrants outstanding to purchase an aggregate of 1,144,381 shares of our common stock at a weighted average exercise price of $2.08 per share. In February 1997, we issued warrants to purchase 150,000 shares of common stock at an exercise price of $0.93 per share to each of Messrs. Anderson and Jarvis in exchange for their agreement to serve as members of the board of directors. The warrants vested over a period of two years, subject to the warrantholder remaining a director of WFI, as follows:
50,001 warrants vested on the date of grant and expire February 28, 2007; 50,001 warrants vested on February 28, 1998 and expire February 28, 2008; and 49,998 warrants vested on February 28, 1999 and expire February 28, 2009. In February 1998, we issued warrants to purchase 600,000 shares of common stock at an exercise price of $1.58 per share to each of Messrs. Anderson and Jarvis in exchange for their agreement to continue to serve as members of the board of directors. The warrants vest over a period of two years, subject to the warrantholder remaining a director of WFI, as follows: 199,998 warrants vested on the date of grant; 199,998 warrants vest on February 1, 1999 and expire February 1, 2009; and 200,004 warrants vest on February 1, 2000 and expire February 1, 2010.

   In connection with our acquisition of B. Communication International, Inc. in January 1999, we issued warrants to purchase 138,219 shares to Farzad Ghassemi and warrants to purchase 102,162 shares to Parviz Ghassemi. The exercise price of such warrants is $4.16 per share. These warrants vest 25% on each of June 1, 1999, December 1, 1999, June 1, 2000 and December 1, 2000 and expire one year after their respective vesting date. This vesting is contingent upon the full-time employment of the warrantholder and full compliance with the Asset Purchase Agreement executed in connection with our acquisition of B. Communication International, Inc.

   In connection with our acquisition of C.R.D., Inc. in June 1999, we issued warrants to purchase 2,040 shares to Daria Chaisson and warrants to purchase 1,960 shares to Errol Chaisson. The exercise price of such warrants is $5.50 per share. These warrants vest 25% on each of June 1, 1999, June 1, 2000, June 1, 2001 and June 1, 2002 and expire one year after their respective vesting date. This vesting is conditioned upon compliance with the Asset Purchase Agreement executed in connection with our acquisition of C.R.D., Inc.

Registration Rights

   After this offering, the holders of 9,775,349 shares of common stock will be entitled to certain rights with respect to the registration of such shares under the Securities Act, pursuant to an Amended and Restated Investor Rights Agreement dated February 26, 1999. Under the terms of this agreement, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, the holders are entitled to notice of the registration and are entitled, subject to certain limitations, to include shares in the registration. Beginning on June 12, 2000, the holders may also require us to file a registration statement under the Securities Act with respect to their shares on two occasions, and we are required to use our best efforts to effect the requested registration. Furthermore, the holders may require us to register their shares on Form S-3 when such form becomes available to us. Generally, we are required to bear all registration expenses incurred in connection with any such registrations, but not including any underwriting discounts and selling commissions. These rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such a registration.

   Scott Anderson and Scot Jarvis are entitled to certain rights with respect to the registration under the Securities Act for their unregistered shares of common stock held by them, pursuant to Subscription and Representation Agreements, dated February 28, 1997. Under the Subscription and Representation Agreements, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of any other security holders exercising registration rights, such holders are entitled to notice of the registration and are entitled, subject to certain limitations, to include shares in the registration. These rights are subject to certain conditions and limitations including the right of the underwriters to limit the number of shares included in a registration.

Anti-Takeover Provisions

 Delaware Law

   We are governed by the provisions of Section 203 of the Delaware Law. In general, Section 203 prohibits a public Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales or other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock. The statute could have the effect of delaying, deferring or preventing a change in our control.

 Charter and Bylaw Provisions

   Our restated certificate of incorporation provides that any action required or permitted to be taken by our stockholders must be effected at a duly called annual or special meeting of stockholders and may not be effected by any consent in writing. In addition, our bylaws restrict the ability of our stockholders to call a special meeting of stockholders. Our restated certificate of incorporation also specifies that the authorized number of directors may be changed only by resolution of the board of directors and does not include a provision for cumulative voting for directors. Under cumulative voting, a minority stockholder holding a sufficient percentage of a class of shares may be able to ensure the election of one or more directors. These and other provisions contained in our restated certificate of incorporation and bylaws could delay or discourage certain types of transactions involving an actual or potential change in control of us or our management (including transactions in which stockholders might otherwise receive a premium for their shares over then current prices) and may limit the ability of stockholders to remove current management or approve transactions that stockholders may deem to be in their best interests and, therefore, could adversely affect the price of our common stock.

The Nasdaq Stock Market's National Market

   We have applied to list our common stock on the Nasdaq Stock Market's National Market under the trading symbol "WFII."

Transfer Agent and Registrar

   The transfer agent and registrar for our common stock is Norwest Bank Minnesota, N.A.

                        SHARES ELIGIBLE FOR FUTURE SALE

   Prior to this offering, there has been no market for our common stock, and we cannot assure you that a significant public market for our common stock will develop or be sustained after this offering. As described below, no shares currently outstanding will be available for sale immediately after this offering due to certain contractual restrictions on resale. Sales of substantial amounts of our common stock in the public market after the restrictions lapse could adversely affect the prevailing market price and our ability to raise equity capital in the future.

   Upon completion of this offering, we will have outstanding 39,028,169 shares of common stock, assuming no exercise of the underwriters' over-allotment option and no exercise of outstanding options or warrants. Of these shares, all of the shares sold in this offering will be freely tradable without restriction under the Securities Act unless purchased by our affiliates.

   The remaining 35,028,169 of common stock held by existing stockholders are restricted securities. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration described below under Rules 144, 144(k) or 701 promulgated under the Securities Act.

   As a result of the lock-up agreements and the provisions of Rules 144, 144(k) and 701 described below, these restricted shares will be available for sale in the public market as follows:

  . no shares may be sold prior to 180 days from the date of this prospectus;

  . 33,028,169 shares will have been held long enough to be sold under Rule 144 or Rule 701 beginning 181 days after the effective date of this offering which we expect to be September 30, 1999; and

  . the remaining shares may be sold under Rule 144 or 144(k) once they have been held for the required time.

   Lock-Up Agreements. All of our stockholders and option holders have agreed not to transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for shares of our common stock, for a period of 180 days after the date the registration statement of which this prospectus is a part is declared effective. Transfers or dispositions can be made sooner with the prior written consent of Credit Suisse First Boston Corporation.

   Rule 144. In general, under Rule 144, a person who has beneficially owned restricted securities for at least one year would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

  . 1% of the number of shares of our common stock then outstanding which will equal approximately 390,282 shares immediately after this offering; or

  . the average weekly trading volume of our common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to the sale.

   Sales under Rule 144 are also subject to manner-of-sale provisions and notice requirements and to the availability of current public information about us.

   Rule 144(k). Under Rule 144(k), a person who is not deemed to have been one of our affiliates at any time during the 90 days preceding a sale, and who has beneficially owned the shares proposed to be sold for at least two years is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144 discussed above.

   Rule 701. In general, under Rule 701, any of our employees, consultants or advisors who purchases or receives shares from us in connection with a compensatory stock purchase plan or option plan or other written agreement will be eligible to resell their shares beginning 90 days after the date of this prospectus. Non-affiliates will be able to sell their shares subject only to the manner-of-sale provisions of Rule 144. Affiliates will be able to sell their shares without compliance with the holding period requirements of Rule 144.

   Registration Rights. Upon completion of this offering, the holders of 10,375,349 shares of our common stock will be entitled to rights with respect to the registration of their shares under the Securities Act. See "Description of Capital Stock--Registration Rights." Except for shares purchased by affiliates, registration of their shares under the Securities Act would result in such shares becoming freely tradable without restriction under the Securities Act immediately upon the effectiveness of the registration.

   Stock Options. Immediately after this offering, we intend to file a registration statement under the Securities Act covering approximately 13,100,000 shares for sale upon the exercise of outstanding stock options and warrants issued pursuant to compensatory benefit plans or reserved for future issuance pursuant to our 1999 Equity Incentive Plan and 1999 Employee Stock Purchase Plan. The registration statement is expected to be filed and become effective as soon as practicable after the closing of this offering. Accordingly, shares registered under the registration statement will, subject to Rule 144 volume limitations applicable to affiliates, be available for sale in the open market beginning 180 days after the effective date of the registrant statement of which this prospectus is a part.

                                  UNDERWRITING

   Under the terms and subject to the conditions contained in the underwriting
agreement dated         , 1999, we have agreed to sell to the underwriters
named below, for whom Credit Suisse First Boston Corporation, Hambrecht & Quist LLC and Thomas Weisel Partners LLC are acting as representatives, the following respective numbers of shares of common stock:

                                                                        Number
     Underwriter                                                       of Shares
     -----------                                                       ---------
Credit Suisse First Boston Corporation................................
Hambrecht & Quist LLC.................................................
Thomas Weisel Partners LLC............................................
                                                                       ---------
    Total.............................................................
                                                                       =========

   The underwriting agreement provides that the underwriters are obligated to purchase all the shares of common stock in the offering, if any are purchased, other than those shares covered by the over-allotment option described below. The underwriting agreement also provides that, if an underwriter defaults, the purchase commitments of non-defaulting underwriters may be increased or the offering of common stock may be terminated.

   We have granted to the underwriters a 30-day option to purchase on a pro
rata basis up to    additional shares from us at the initial public offering
price less the underwriting discounts and commissions. The option may be exercised only to cover any over-allotments of common stock.

   The underwriters propose to offer the shares of common stock initially at the public offering price on the cover page of this prospectus and to selling
group members at that price less a concession of $       per share. The
underwriters and the selling group members may allow a discount of $       per
share on sales to other broker/dealers. After the initial public offering, the public offering price and concession and discount to dealers may be changed by the representatives.

   The following table summarizes the compensation and expenses we will pay. The compensation we will pay to the underwriters will consist of the underwriting discount, which is equal to the public offering price per share of common stock less the amount the underwriters pay to us per share of common stock and the non-accountable reimbursement of other various expenses, estimated to be approximately $400,000. The other expenses reimbursed to the underwriters include standard fees and costs with regard to the obligations of the underwriters pursuant to the underwriting agreement. The underwriters have not received and will not receive from us any other item of compensation or expense in connection with this offering considered by the National Association of Securities Dealers, Inc. to be underwriting compensation under its Rules of Fair Practice. The underwriting fee will be determined based on our negotiations with the underwriters at the time the initial public offering price of our common stock is determined. We do not expect the underwriting discount per share of common stock to exceed 7% of the initial public offering price per share of common stock.

                                    Per Share                       Total
                          ----------------------------- -----------------------------
                             Without          With         Without          With
                          Over-Allotment Over-Allotment Over-Allotment Over-Allotment
                          -------------- -------------- -------------- --------------
Underwriting discounts
 and commissions paid
 by us..................      $              $              $              $
Expenses payable by us..      $              $              $              $

   The principal components of the offering expenses payable by us will include the fees and expenses of our accountants and attorneys, the fees of our registrar and transfer agent, the cost of printing this prospectus, The Nasdaq Stock Market listing fees and filing fees paid to the Securities and Exchange Commission and the National Association of Securities Dealers, Inc.

   The underwriters have informed us that they do not expect discretionary sales to exceed 5.0% of the shares of common stock being offered.

   We and our officers and directors and certain other stockholders have agreed not to offer, sell, contract to sell, announce our intention to sell, pledge or otherwise dispose of, directly or indirectly, or file with the Securities and Exchange Commission a registration statement under the Securities Act relating to any additional shares of our common stock or securities convertible into to exchangeable or exercisable for any shares of our common stock without the prior written consent of Credit Suisse First Boston Corporation for a period of 180 days after the date of this prospectus, except in the case of issuances pursuant to the exercise of employee stock options outstanding on the date hereof.

   The underwriters have reserved for sale, at the initial public offering price, up to 5% of the shares of the common stock offered hereby for employees, directors and certain other persons associated with us who have expressed an interest in purchasing common stock in the offering. The number of shares of common stock available for sale to the general public in the offering will be reduced to the extent these persons purchase the reserved shares. Any reserved shares not so purchased will be offered by the underwriters to the general public on the same terms as the other shares.

   Charles Schwab, a proposed member of our syndicate, contemplates offering shares of our common stock to certain of its clients through a website and online delivery of this prospectus.

   We have agreed to indemnify the underwriters against liabilities under the Securities Act, or to contribute to payments which the underwriters may be required to make in that respect.

   We have applied to list our common stock on The Nasdaq Stock Market's National Market under the symbol "WFII."

   Before this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiation between the underwriters and us. The principal factors to be considered in determining the public offering price include the following: the information set forth in this prospectus; the history and the prospects for the industry in which we will compete; the ability of our management; the prospects for our future earnings; the present state of our development and our current financial condition; the general condition of the securities markets at the time of this offering; and the recent market prices of, and the demand for, publicly traded common stock of generally comparable companies.

   The representatives may engage in over-allotment, stabilizing transactions, syndicate covering transactions and penalty bids in accordance with Regulation M under the Securities Exchange Act of 1934.

  . Over-allotment involves syndicate sales in excess of the offering size, which creates a syndicate short position.

  . Stabilizing transactions permit bids to purchase the underlying security so long as the stabilizing bids do not exceed a specified maximum.

  . Syndicate covering transactions involve purchases of the securities in the open market after the distribution has been completed in order to cover syndicate short positions.

  . Penalty bids permit the representatives to reclaim a selling concession from a syndicate member when the securities originally sold by such syndicate member are purchased in a syndicate covering transaction to cover syndicate short positions.

These stabilizing transactions, syndicate covering transactions and penalty bids may cause the price of the common stock to be higher than it would otherwise be in the absence of such transactions. These transactions may be effected on The Nasdaq Stock Market's National Market or otherwise and, if commenced, may be discontinued at any time.

   Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, however, Thomas Weisel Partners has acted as lead or co-manager on over 30 public offerings of equity securities that have been completed, and has acted as a syndicate member in an additional 33 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

                          NOTICE TO CANADIAN RESIDENTS

Resale Restrictions

   The distribution of the common stock in Canada is being made only on a private placement basis exempt from the requirement that we prepare and file a prospectus with the securities regulatory authorities in each province where trades of common stock are effected. Accordingly, any resale of the common stock in Canada must be made in accordance with applicable securities laws which will vary depending on the relevant jurisdiction, and which may require resales to be made in accordance with available statutory exemptions or pursuant to a discretionary exemption granted by the applicable Canadian securities regulatory authority. Purchasers are advised to seek legal advice prior to any resale of the common stock.

Representations of Purchasers

   Each purchaser of common stock in Canada who receives a purchase confirmation will be deemed to represent to us and the dealer from whom such purchase confirmation is received that: (i) the purchaser is entitled under applicable provincial securities laws to purchase such common stock without the benefit of a prospectus qualified under such securities laws, (ii) where required by law, the purchaser is purchasing as principal and not as agent, and
(iii) the purchaser has reviewed the text above under "Resale Restrictions."

Rights of Action (Ontario Purchasers)

   The securities being offered are those of a foreign issuer and Ontario purchasers will not receive the contractual right of action prescribed by Ontario securities law. As a result, Ontario purchasers must rely on other remedies that may be available, including common law rights of action for damages or rescission or rights of action under the civil liability provisions of the U.S. federal securities laws.

Enforcement of Legal Rights

   All of the issuer's directors and officers as well as the experts named herein may be located outside of Canada and, as a result, it may not be possible for Canadian purchasers to effect service of process within Canada upon the issuer or these persons. All or a substantial portion of the assets of the issuer and these persons may be located outside of Canada and, as a result, it may not be possible to satisfy a judgment against the issuer or these persons in Canada or to enforce a judgment obtained in Canadian courts against the issuer or these persons outside of Canada.

Notice to British Columbia Residents

   A purchaser of common stock to whom the Securities Act (British Columbia) applies is advised that such purchaser is required to file with the British Columbia Securities Commission report within ten days of the sale of any common stock acquired by such purchaser pursuant to this offering. The report must be in the form attached to British Columbia Securities Commission Blanket Order BOR #95/17, a copy of which may be obtained from us. Only one report must be filed in respect of common stock acquired on the same date and under the same prospectus exemption.

Taxation and Eligibility for Investment

   Canadian purchasers of common stock should consult their own legal and tax advisors with respect to the tax consequences of an investment in the common stock in their particular circumstances and with respect to the eligibility of the common stock for investment by the purchaser under relevant Canadian legislation.

                                 LEGAL MATTERS

   Cooley Godward llp, San Diego, California will pass upon the validity of the shares of common stock offered by this prospectus and certain other legal matters. Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California will pass upon certain legal matters for the underwriters.

                                    EXPERTS

   The consolidated financial statements of Wireless Facilities, Inc. and subsidiaries as of December 31, 1997 and 1998 and June 30, 1999 and for each of the years in the three-year period ended December 31, 1998 and the six months ended June 30, 1999, have been included herein and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, appearing elsewhere herein, and upon the authority of said firm as experts in accounting and auditing.

   The financial statements of Entel Technologies, Inc. for the year ended December 31, 1997 have been audited by M.R. Weiser & Co. LLP, independent certified public accountants, as indicated in their report with respect thereto and are included herein in reliance upon the authority of said firm as experts in accounting and auditing.

               WHERE YOU CAN FIND ADDITIONAL INFORMATION ABOUT US

   We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act, with respect to the common stock offered by this prospectus. As permitted by the rules and regulations of the Commission, this prospectus, which is a part of the registration statement, omits certain information, exhibits, schedules and undertakings set forth in the registration statement. For further information pertaining to WFI and the common stock offered hereby, reference is made to such registration statement and the exhibits and schedules thereto. Statements contained in this prospectus as to the contents or provisions of any contract or other document filed as an exhibit referred to herein are not necessarily complete, and in each instance reference is made to the copy of such contract or other document filed as an exhibit to the registration statement, each such statement being qualified in all respects by such reference. A copy of the registration statement may be inspected without charge at the office of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC's regional offices located at the Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661 and Seven World Trade Center, 13th Floor, New York, New York 10048. Copies of all or any part of the registration statement may be obtained from such offices upon the payment of the fees prescribed by the SEC. In addition, registration statements and certain other filings made with the commission through its Electronic Data Gathering, Analysis and Retrieval ("EDGAR") system, including our registration statement and all exhibits and amendments to our registration statements, are publicly available through the Commission's Website at http://www.sec.gov.

   As a result of this offering we will become subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission.

                           WIRELESS FACILITIES, INC.

                   Index To Consolidated Financial Statements

                                                                          Page
                                                                          ----
Independent Auditors' Report............................................. F-2

Consolidated Balance Sheets as of December 31, 1997, 1998 and June 30,
 1999.................................................................... F-3

Consolidated Statements of Operations for the years ended December 31,
 1996, 1997, 1998 and the six months ended June 30, 1998 (unaudited) and
 June 30, 1999........................................................... F-5

Consolidated Statements of Stockholders' Equity for the years ended
 December 31, 1996, 1997, 1998 and the six months ended June 30,
 1999.................................................................... F-6

Consolidated Statements of Cash Flows for the years ended December 31,
 1996, 1997 and 1998 and six months ended June 30, 1998 (unaudited) and
 June 30, 1999........................................................... F-8

Notes to Consolidated Financial Statements............................... F-9

                            ENTEL TECHNOLOGIES, INC.

                         Index to Financial Statements

                                                                           Page
                                                                           ----
Report of M.R. Weiser & Co. LLP, Independent Auditors....................  F-25

Statement of Operations and Retained Earnings for the year ended December
 31, 1997................................................................  F-26

Statement of Cash Flows for the year ended December 31, 1997.............  F-27

Notes to Financial Statements............................................  F-28

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors
Wireless Facilities, Inc.:

   We have audited the accompanying consolidated balance sheets of Wireless Facilities, Inc. and subsidiaries as of December 31, 1997 and 1998 and June 30, 1999, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the years in the three-year period ended December 31, 1998 and the six month period ended June 30, 1999. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

   We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

   In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Wireless Facilities, Inc. and subsidiaries as of December 31, 1997 and 1998 and June 30, 1999, and the results of their operations and their cash flows for each of the years in the three- year period ended December 31, 1998 and the six month period ended June 30, 1999, in conformity with generally accepted accounting principles.

                                          KPMG LLP

San Diego, California
August 13, 1999

                           WIRELESS FACILITIES, INC.

                          Consolidated Balance Sheets

                                          December 31, December 31,  June 30,
                                              1997         1998        1999
                                          ------------ ------------ -----------
Assets
Cash....................................  $   836,086  $ 2,866,163  $ 4,026,774
Accounts receivable, net................    9,142,119   24,169,212   31,385,860
Contract management receivables.........          --    24,156,326    5,863,184
Other current assets....................      481,348      364,666    1,619,228
                                          -----------  -----------  -----------
    Total current assets................   10,459,553   51,556,367   42,895,046
Property and equipment, net.............      463,422      981,133    1,755,494
Goodwill, net...........................          --     6,899,371    7,798,603
Other assets, net.......................      130,868      815,650      751,859
                                          -----------  -----------  -----------
    Total assets........................  $11,053,843  $60,252,521  $53,201,002
                                          ===========  ===========  ===========

Liabilities and Stockholders' Equity
Current liabilities:
  Accounts payable......................  $   126,930  $10,263,214  $   898,639
  Accrued expenses......................      945,766    4,883,944    1,852,721
  Contract management payables..........          --     9,338,844    4,940,527
  Billings in excess of costs and
   profits..............................          --        81,908    2,280,020
  Line of credit........................          --     3,000,000          --
  Officer notes payable.................          --     3,825,000          --
  Subordinated stockholder notes
   payable..............................          --     5,500,000    5,500,000
  Notes payable, current portion........          --     1,573,568    3,039,866
  Income taxes payable..................      146,540    4,017,453      755,143
  Deferred income tax liability.........          --     1,333,000      694,065
                                          -----------  -----------  -----------
    Total current liabilities...........    1,219,236   43,816,931   19,960,981
Long-term liabilities-notes payable, net
 of current portion.....................          --     2,119,385      867,257
                                          -----------  -----------  -----------
    Total liabilities...................  $ 1,219,236  $45,936,316  $20,828,238
                                          -----------  -----------  -----------


                                                                     (Continued)

                           WIRELESS FACILITIES, INC.

                          Consolidated Balance Sheets

                                                                    Pro forma
                                                                  Stockholders'
                                                                     Equity
                         December 31, December 31,    June 30,      June 30,
                             1997         1998          1999          1999
                         ------------ ------------  ------------  -------------
                                                                   (unaudited)
Stockholders' equity:

  Convertible preferred
   stock-Series A, $.01
   par value, 1,682,692
   shares authorized; 0,
   1,682,692, 1,682,692
   shares issued and
   outstanding at 1997,
   1998 and 1999
   (unaudited) and none
   pro forma
   (unaudited).......... $       --   $     16,827  $     16,827  $        --

  Convertible preferred
   stock-Series B, $.01
   par value, 2,800,000
   shares authorized; 0,
   0 and 2,727,273
   shares issued and
   outstanding at 1997,
   1998 and 1999
   (unaudited) and none
   pro forma
   (unaudited)..........         --            --         27,273  $        --

  Common stock, $.01 par
   value, 50,000,000
   shares authorized;
   29,100,000,
   27,045,810 and
   27,235,530 shares
   issued and
   outstanding at 1997,
   1998 and 1999
   (unaudited), and
   35,010,879 pro forma
   (unaudited)..........     291,000       302,982       305,059       382,812

                         -----------  ------------  ------------  ------------
    Total stockholders'
     equity.............   9,834,607    14,316,205    32,372,764  $ 32,372,764
                         -----------  ------------  ------------  ============
  Additional paid-in
   capital..............     533,133    25,959,350    41,466,461    41,432,808

    Total liabilities
     and stockholders'
     equity............. $11,053,843  $ 60,252,521  $ 53,201,002
                         ===========  ============  ============
  Retained earnings.....   9,010,474     1,564,595     4,200,443     4,200,443

  Treasury stock at
   cost; 0, 3,252,390
   and 3,270,322 shares
   at 1997, 1998 and
   1999, respectively...         --    (13,529,942)  (13,656,960)  (13,656,960)

  Accumulated other
   comprehensive
   income...............         --          2,393        13,661        13,661





          See accompanying notes to consolidated financial statements.

                           WIRELESS FACILITIES, INC.

                     Consolidated Statements of Operations

                                                                    Six months   Six months
                           Year ended    Year ended    Year ended      ended        ended
                          December 31,  December 31,  December 31,   June 30,     June 30,
                              1996          1997          1998         1998         1999
                          ------------  ------------  ------------  -----------  -----------
                                                                    (unaudited)

Revenues................  $15,420,544   $22,658,493   $51,909,210   $21,610,850  $33,105,729
Cost of revenues........    6,831,923    11,716,370    28,070,323    10,578,131   21,024,405
                          -----------   -----------   -----------   -----------  -----------
  Gross profit..........    8,588,621    10,942,123    23,838,887    11,032,719   12,081,324
Selling, general and
 administrative
 expenses...............    1,832,252     3,974,478    13,143,742     4,723,473    6,637,425
                          -----------   -----------   -----------   -----------  -----------
  Operating income......    6,756,369     6,967,645    10,695,145     6,309,246    5,443,899
                          -----------   -----------   -----------   -----------  -----------
Other income (expense):
  Interest income.......       12,604        25,004       212,542        43,419      101,002
  Interest expense......      (14,345)         (314)     (630,732)     (189,669)    (548,411)
  Foreign currency
   loss.................          --            --            --            --      (170,780)
  Equity loss in
   investment...........          --            --        (65,880)          --        (9,107)
                          -----------   -----------   -----------   -----------  -----------
    Total other income
     (expense)..........       (1,741)       24,690      (484,070)     (146,250)    (627,296)
                          -----------   -----------   -----------   -----------  -----------
    Income before
     taxes..............    6,754,628     6,992,335    10,211,075     6,162,996    4,816,603
Provision for income
 taxes..................       22,343       222,911     5,526,000        60,167    2,180,755
                          -----------   -----------   -----------   -----------  -----------
    Net income..........  $ 6,732,285   $ 6,769,424   $ 4,685,075   $ 6,102,829  $ 2,635,848
                          ===========   ===========   ===========   ===========  ===========
Net income per common
 share:
  Basic.................  $       .24   $       .24   $       .17   $       .21  $       .10
  Diluted...............  $       .23   $       .23   $       .15   $       .20  $       .08
Weighted-average common
 shares outstanding:
  Basic.................   28,500,000    28,661,096    28,374,478    29,407,778   27,125,701
  Diluted...............   29,427,474    29,326,445    30,741,436    30,344,902   32,364,805
Pro forma information
 (unaudited):
  Income before taxes...  $ 6,754,628   $ 6,992,335   $10,211,075   $ 6,162,996  $ 4,816,603
  Pro forma provision
   for income taxes.....    2,675,343     2,749,911     4,476,000     2,677,167    2,180,755
                          -----------   -----------   -----------   -----------  -----------
  Pro forma net income..  $ 4,079,285   $ 4,242,424   $ 5,735,075   $ 3,485,829  $ 2,635,848
                          ===========   ===========   ===========   ===========  ===========
Pro forma net income per
 common share:
  Basic.................                              $       .19                $      0.08
  Diluted...............                              $       .17                $      0.07
Pro forma weighted-
 average common shares
 outstanding:
  Basic.................                               30,664,335                 34,481,210
  Diluted...............                               33,031,293                 39,720,314

          See accompanying notes to consolidated financial statements.

                           WIRELESS FACILITIES, INC.

                Consolidated Statements of Stockholders' Equity

Years ended December 31, 1996, 1997 and 1998 and six months ended June 30, 1999

                                          Convertible       Convertible
                                       Preferred stock-- Preferred stock--
                                           Series A          Series B         Common stock
                                       ----------------- ----------------- --------------------
                                        Shares   Amount   Shares   Amount    Shares     Amount
                                       --------- ------- --------- ------- ----------  --------
Balance, December 31, 1995............       --  $   --        --  $   --  28,500,000  $285,000
 Stock-based compensation.............       --      --        --      --         --        --
 Net income and comprehensive income..       --      --        --      --         --        --
                                       --------- ------- --------- ------- ----------  --------

Balance, December 31, 1996............       --      --        --      --  28,500,000   285,000
 Issuance of common stock.............       --      --        --      --     600,000     6,000
 Stock-based compensation.............       --      --        --      --         --        --
 Stockholder distribution.............       --      --        --      --         --        --
 Net income and comprehensive income..       --      --        --      --         --        --
                                       --------- ------- --------- ------- ----------  --------

Balance, December 31, 1997............       --      --        --      --  29,100,000   291,000
 Issuance of common stock.............       --      --        --      --   1,198,200    11,982
 Issuance of Series A preferred
  stock............................... 1,682,692  16,827       --      --         --        --
 Stock-based compensation.............       --      --        --      --         --        --
 S corporation distributions..........       --      --        --      --         --        --
 Net income from January 1, 1998
  through August 6, 1998..............       --      --        --      --         --        --
 Transfer of undistributed retained
  earnings to additional paid-in
  capital upon termination of S
  corporation.........................       --      --        --      --         --        --
 Purchase of treasury stock...........       --      --        --      --  (3,252,390)      --
 Net income from August 7, 1998
  through
  December 31, 1998...................       --      --        --      --         --        --
 Foreign currency translation gain....       --      --        --      --         --        --
 Comprehensive income.................       --      --        --      --         --        --
                                       --------- ------- --------- ------- ----------  --------

Balance, December 31, 1998             1,682,692  16,827       --      --  27,045,810   302,982
 Issuance of common stock ............       --      --        --      --     207,652     2,077
 Issuance of Series B preferred stock
  ....................................       --      --  2,727,273  27,273        --        --
 Stock compensation ..................       --      --        --      --         --        --
 Issuance of warrants in acquisition
  transactions........................       --      --        --      --         --        --
 Purchase of treasury stock ..........       --      --        --      --     (17,932)      --
 Net income ..........................       --      --        --      --         --        --
 Foreign currency translation gain ...       --      --        --      --         --        --
 Comprehensive income.................       --      --        --      --         --        --
                                       --------- ------- --------- ------- ----------  --------
Balance, June 30, 1999 ............... 1,682,692 $16,827 2,727,273 $27,273 27,235,530  $305,059
                                       ========= ======= ========= ======= ==========  ========


                                                                     (Continued)

                           WIRELESS FACILITIES, INC.

                Consolidated Statements of Stockholders' Equity

Years ended December 31, 1996, 1997 and 1998 and six months ended June 30, 1999

                                                                                          Accumulated
                                       Additional                   Treasury stock           other      Compre-
                                         paid-in     Retained   -----------------------  comprehensive  hensive
                                         capital     earnings    Shares      Amount         income       income      Total
                                       -----------  ----------  --------- -------------  ------------- ---------- -----------
Balance, December 31, 1995........     $  (190,000) $  142,005        --  $         --      $   --            --  $   237,005
 Stock-based compensation.........          25,758         --         --            --          --            --       25,758
 Net income and comprehensive income..         --    6,732,285        --            --          --     $6,732,285   6,732,285
                                       -----------  ----------  --------- -------------     -------    ========== -----------

Balance, December 31, 1996........        (164,242)  6,874,290        --            --          --            --    6,995,048
 Issuance of common stock.........         554,000         --         --            --          --            --      560,000
 Stock-based compensation.........         143,375         --         --            --          --            --      143,375
 Stockholder distribution.........             --   (4,633,240)       --            --          --            --   (4,633,240)
 Net income and comprehensive
  income..........................             --    6,769,424        --            --          --     $6,769,424   6,769,424
                                       -----------  ----------  --------- -------------     -------    ========== -----------

Balance, December 31, 1997........         533,133   9,010,474        --            --          --            --    9,834,607
 Issuance of common stock.........         819,585         --         --            --          --            --      831,567
 Issuance of Series A preferred
  stock...........................      20,983,169         --         --            --          --            --   20,999,996
 Stock-based compensation.........          88,760         --         --            --          --            --       88,760
 S corporation distributions......             --   (8,596,251)       --            --          --            --   (8,596,251)
 Net income from January 1, 1998
  through August 6, 1998..........             --    3,120,480        --            --          --      3,120,480   3,120,480
 Transfer of undistributed
  retained earnings to additional
  paid-in capital upon termination
  of S corporation................       3,534,703  (3,534,703)       --            --          --            --          --
 Purchase of treasury stock.......             --          --   3,252,390   (13,529,942)        --            --  (13,529,942)
 Net income from August 7, 1998
  through December 31, 1998.......             --    1,564,595        --            --          --      1,564,595   1,564,595
 Foreign currency translation
  gain............................             --          --         --            --        2,393         2,393       2,393
                                                                                                       ----------
 Comprehensive income.............             --          --         --            --          --     $4,687,468         --
                                       -----------  ----------  --------- -------------     -------    ========== -----------

Balance, December 31, 1998........      25,959,350   1,564,595  3,252,390   (13,529,942)      2,393           --   14,316,205
 Issuance of common stock ........         350,445         --         --            --          --            --      352,522
 Issuance of Series B preferred
  stock ..........................      14,972,727         --         --            --          --            --   15,000,000
 Stock compensation ..............          61,775         --         --            --          --            --       61,775
 Issuance of warrants in
  acquisition transactions .......         122,164         --         --            --          --            --      122,164
 Purchase of treasury stock ......             --          --      17,932      (127,018)        --            --     (127,018)
 Net income ......................             --    2,635,848        --            --          --      2,635,848   2,635,848
 Foreign currency translation gain
  ................................             --          --         --            --       11,268        11,268      11,268
                                                                                                       ----------
 Comprehensive income.............             --          --         --            --          --     $2,647,116         --
                                       -----------  ----------  --------- -------------     -------    ========== -----------

Balance, June 30, 1999 ...........     $41,466,461  $4,200,443  3,270,322 $ (13,656,960)    $13,661               $32,372,764
                                       ===========  ==========  ========= =============     =======               ===========

          See accompanying notes to consolidated financial statements.

                           WIRELESS FACILITIES, INC.

                     Consolidated Statements of Cash Flows

                                                                      Six
                                                                    months     Six months
                           Year ended   Year ended   Year ended      ended       ended
                          December 31, December 31, December 31,   June 30,     June 30,
                              1996         1997         1998         1998         1999
                          ------------ ------------ ------------  -----------  ----------
                                                                  (unaudited)
Operating activities:
 Net income.............   $6,732,285   $6,769,424  $ 4,685,075   $ 6,102,829  $2,635,848
 Adjustments to
  reconcile net income
  to net cash provided
  by (used in) operating
  activities:
 Depreciation and
  amortization..........       99,568      222,223    1,377,127       843,692   1,324,196
 Stock-based
  compensation..........       25,758      143,375       88,760           --       61,775
 Loss on disposal of
  property and
  equipment.............          --           --         1,790           --          --
 Gain on sale of
  investment............          --           --           --            --      (78,228)
 Provision for deferred
  income taxes..........          --           --     1,333,000           --     (638,935)
 Changes in assets and
  liabilities, net of
  the effect of
  acquisitions:
  Accounts receivable,
   net..................   (5,828,507)  (2,813,062) (12,059,022)   (3,122,136) (5,963,954)
  Contract management
   receivables..........          --           --   (24,156,326)  (10,901,000) 18,293,142
  Other current assets..     (180,318)    (295,111)     384,581       378,811    (936,730)
  Other assets..........          --      (130,868)      23,882       (29,839)     (7,912)
  Accounts payable......      (98,258)      97,453    7,224,944    (1,804,834) (9,437,843)
  Accrued expenses......      163,313      782,453    3,938,178     1,097,198  (3,031,223)
  Contract management
   payables.............          --           --     9,338,844    11,329,132  (4,398,317)
  Billings in excess of
   costs and profits....          --           --        81,908           --    2,198,112
  Income taxes payable..       22,343      124,197    3,870,913       (58,763) (3,262,310)
                           ----------   ----------  -----------   -----------  ----------
   Net cash provided by
    (used in) operating
    activities..........      936,184    4,900,084   (3,866,346)    3,835,090  (3,242,379)
                           ----------   ----------  -----------   -----------  ----------
Investing activities:
 Capital expenditures...     (440,487)    (344,787)    (755,765)    (385,185)  (1,265,687)
 Cash paid for
  acquisitions, net of
  cash acquired.........          --           --    (3,293,593)  (3,218,368)  (1,742,422)
 Cash paid for
  investments...........          --           --      (604,070)    (451,413)     (62,500)
 Distributions from
  investments...........          --           --           --            --       55,953
 Proceeds from
  disposition of
  property and
  equipment.............          --        21,185       31,052           --          --
                           ----------   ----------  -----------   -----------  ----------
  Net cash used in
   investing
   activities...........     (440,487)    (323,602)  (4,622,376)  (4,054,966)  (3,014,656)
                           ----------   ----------  -----------   -----------  ----------
Financing activities:
 Proceeds from issuance
  of preferred stock....          --           --    20,999,996           --   15,000,000
 Proceeds from issuance
  of common stock.......          --       560,000      831,567       819,997     352,522
 Stockholder
  distributions.........          --    (4,633,240)  (3,096,251)   (2,838,330)        --
 Purchase of treasury
  stock.................          --           --   (13,529,942)          --     (127,018)
 Net borrowings
  (repayment) under line
  of credit.............          --           --     3,000,000     2,171,654  (3,000,000)
 Borrowings (repayment)
  from officers.........          --           --     3,825,000           --   (3,825,000)
 Repayment of
  acquisition notes
  payable...............          --           --    (1,513,964)     (504,655)   (994,126)
 Repayment of notes
  payable to
  stockholders..........     (169,855)         --           --            --          --
                           ----------   ----------  -----------   -----------  ----------
  Net cash provided by
   (used in) financing
   activities...........     (169,855)  (4,073,240)  10,516,406     (351,334)   7,406,378
                           ----------   ----------  -----------   -----------  ----------
Effect of exchange rates
 on cash................          --           --         2,393           --       11,268
                           ----------   ----------  -----------   -----------  ----------
Net increase (decrease)
 in cash................      325,842      503,242    2,030,077      (571,210)  1,160,611
Cash at beginning of
 period.................        7,002      332,844      836,086       836,086   2,866,163
                           ----------   ----------  -----------   -----------  ----------
Cash at end of period...   $  332,844   $  836,086  $ 2,866,163   $   264,876  $4,026,774
                           ==========   ==========  ===========   ===========  ==========
Noncash transactions:
 Issuance of notes
  payable for
  stockholder
  distributions.........          --           --     5,500,000           --          --
 Issuance of notes for
  acquisition...........          --           --     5,206,917           --      827,000
 Receipt of note for
  sale of investment....          --           --           --            --      199,848
Supplemental disclosure
 of cash flow
 information:
 Cash paid during the
  period for interest...   $   16,436   $      314  $   104,181   $   149,808  $  692,142
 Cash paid during the
  period for income
  taxes.................   $      --    $   98,714  $   448,127   $   339,901  $6,630,700

          See accompanying notes to consolidated financial statements.

                           WIRELESS FACILITIES, INC.

                   Notes to Consolidated Financial Statements

               December 31, 1996, 1997 and 1998 and June 30, 1999

(1) Organization and Summary of Significant Accounting Policies

 (a) Description of Business

   Wireless Facilities, Inc. (WFI) was formed in the state of New York on December 19, 1994, began operations in March 1995 and was reincorporated on August 30, 1998, in Delaware. WFI provides a full suite of outsourcing services to wireless carriers and equipment vendors, including the design, deployment and management of client networks. The Company's customers include both early-stage and mature providers of cellular, PCS, and broadband data services and equipment. WFI's engagements, range from smaller contracts for the deployment of a single cell site, to large multi-year turnkey contracts. These services are billed either on a time and materials basis or on a fixed-price, time-certain basis.

 (b) Principles of Consolidation

   The consolidated financial statements include the accounts of WFI and its majority-owned subsidiaries. During 1998, WFI acquired a wholly owned subsidiary (Entel Technologies, Inc.), formed a subsidiary under WFI's control in Mexico (WFI de Mexico), and formed a wholly owned subsidiary in Brazil (Wireless Facilities Latin America Ltda). In January 1999, WFI acquired wholly-owned subsidiary, B. Communication International, Inc. In June 1999, WFI acquired wholly-owned subsidiary C.R.D. Inc. WFI and its subsidiaries are collectively referred to as the "Company." All intercompany transactions have been eliminated in consolidation. Affiliated companies (20% to 50% owned with no controlling interest) are accounted for on the equity method. Investments accounted for on the cost basis include companies in which the Company owns less than 20% and for which the Company has no significant influence.

 (c) Unaudited Interim Financial Information (unaudited)

   The interim financial statements of the Company for the six months ended June 30, 1998, included herein, have been prepared by the Company, without audit, pursuant to the rules and regulations of the Securities and Exchange Commission. The unaudited interim financial statements include all adjustments, consisting of normal recurring adjustments considered necessary for a fair presentation of the results for the interim periods presented. Certain information and footnote disclosures normally included in the financial statements prepared in accordance with generally accepted accounting principals have been condensed or omitted pursuant to such rules and regulations relating to interim financial statements. In the opinion of management, the accompanying unaudited statements reflect all adjustments, necessary to present fairly the results of their operations and their cash flows for the six months ended June 30, 1998.

   Prior to June 30, 1999, the Company did not prepare financial statements on a quarterly basis. Accordingly, revenue reported for fixed-price contracts for the six months ended June 30, 1998 was based on actual or estimated total contract costs as of December 31, 1998 as opposed to estimates as of that date. The management of the Company believes that preparation of the quarterly information in this manner is appropriate for an initial public offering.

 (d) Property and Equipment, Net

   Property and equipment consists primarily of computer equipment. Property and equipment is stated at cost and is depreciated using the straight-line method over the estimated useful life of each asset, typically three years.

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999


 (e) Goodwill, Net

   Goodwill represents the excess of acquisition cost over the fair value of assets of acquired companies. Goodwill is amortized on a straight-line basis over seven years, which is the period estimated to be benefited. In determining the useful life of goodwill the Company considers several factors including competition, demand and other economic factors.

 (f) Other Assets, Net

   Other assets consist primarily of equity investments. These investments are accounted for using either the equity or cost method, as appropriate. One investment, Sierra Towers Investment Group (25%), was accounted for using the equity method. The Company's share of the loss for this investment is included in equity loss in investment. The Company sold this investment effective June 1999, to two of the Company's principal stockholders. The Company uses the cost method to account for investments where it holds less than 20% of equity and is unable to exert significant influence. All investments are in companies whose stock is not publicly traded. As such, it is not practicable to determine the fair value of these investments.

   Also included in other assets, net are patent costs. Amortization of patent costs is recorded using the straight-line method over a useful life of three years, which approximates the useful life of the underlying technology.

 (g) Revenue Recognition

   Revenue on time and materials contracts is recognized as services are rendered at contract labor rates plus material and other direct costs incurred.

   Revenue on fixed price contracts is recognized on the percentage-of-completion method based on the ratio of total costs incurred to date compared to estimated total costs to complete the contract. Estimates to complete include material, direct labor, overhead, and allowable general and administrative expenses. These estimates are reviewed on a contract-by-contract basis, and are revised periodically throughout the life of the contract such that adjustments to profit resulting from revisions are made cumulative to the date of the revision. The full amount of an estimated loss is charged to operations in the period it is determined that a loss will be realized from the performance of a contract. Included on the accompanying consolidated balance sheet is, "Billings in excess of costs and profits" which represents billings in excess of costs and profits recognized on uncompleted contracts.

 (h) Contract Management Activities

   During 1998 and 1999, the Company managed a contract whereby the Company paid for services rendered by third parties on behalf of one customer. The Company passed these expenses through to the customer, who reimbursed the Company for the expenses plus a management fee. The management fee is included in revenues in the Consolidated Statement of Operations. Amounts receivable from the customer or owed to third parties for these contract management activities are shown separately on the balance sheet to distinguish them from receivables and liabilities generated by the Company's own operations.

 (i) Income Taxes

   Through August 5, 1998, Wireless Facilities, Inc. was an S corporation whereby income taxes were the individual responsibility of the stockholders. On August 7, 1998, in conjunction with the private placement and sale of Series A preferred stock, the Company elected to be taxed as a C corporation under the internal revenue tax code. As a result, the Company recorded a net deferred tax liability of $2,082,000 on August 7, 1998.

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999


   The Company records deferred tax assets and liabilities for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss and tax credit carryforwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date.

 (j) Common Stock Split

   On February 22, 1999, the Company effected a 3-for-1 stock split of the Company's common stock. All per share and shares outstanding data in the Consolidated Financial Statements and Notes to the Consolidated Financial Statements have been retroactively restated to reflect this stock split.

   On February 25, 1999, the Company filed a Restated Certificate of Incorporation. Among other things, the restated certificate increased the shares of authorized common stock from 45,000,000 to 50,000,000 shares (post-split), and decreased authorized preferred stock from 5,000,000 to 4,482,692 shares.

 (k) Stock-Based Compensation

   The Company accounts for stock-based compensation in accordance with SFAS No. 123, Accounting for Stock-Based Compensation. SFAS No. 123 permits entities to recognize the fair value of all stock-based awards on the date of grant as expense over the vesting period or allows entities to apply the provisions of Accounting Principles Board (APB) Opinion No. 25, Accounting for Stock Issued to Employees. Under APB No. 25, compensation expense is recorded on the date of grant only if the current market price of the underlying stock exceeds the exercise price, with pro forma net income disclosures as if the fair-value-based method defined in SFAS No. 123 had been applied. The Company has elected to apply the provisions of APB Opinion No. 25 and provide the pro forma disclosure provisions of SFAS No. 123.

 (l) Net Income per Common Share

   The Company calculates net income per share in accordance with SFAS No. 128, Earnings Per Share. Under SFAS No. 128, basic net income per common share is calculated by dividing net income by the weighted-average number of common shares outstanding during the reporting period. Diluted net income per common share reflects the effects of potentially dilutive securities. Net income and weighted average shares used to compute net income per share are presented below:

                           Year Ended   Year Ended   Year Ended
                          December 31, December 31, December 31, Six Months Ended Six Months Ended
                              1996         1997         1998      June 30, 1998    June 30, 1999
                          ------------ ------------ ------------ ---------------- ----------------
                                                                   (unaudited)
Net income..............  $ 6,732,285  $ 6,769,424  $ 4,685,075    $ 6,102,829      $ 2,635,848
                          ===========  ===========  ===========    ===========      ===========
Weighted average shares,
 basic..................   28,500,000   28,661,096   28,374,478     29,407,778       27,125,701
Dilutive effect of stock
 options................      927,474      626,172    1,912,407        289,427        4,368,574
Dilutive effect of
 warrants...............          --        39,177      454,551        647,697          870,530
                          -----------  -----------  -----------    -----------      -----------
Weighted average shares,
 diluted................   29,427,474   29,326,445   30,741,436     30,344,902       32,364,805
                          ===========  ===========  ===========    ===========      ===========
Basic net income per
 share..................  $      0.24  $      0.24  $      0.17    $      0.21      $      0.10
Diluted net income per
 share..................  $      0.23  $      0.23  $      0.15    $      0.20      $      0.08

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999


   Options to purchase 0, 890,400, 250,371, 639,680 and 1,025,830 shares of common stock, and notes payable convertible into 0, 0, 1,109,661, 783,711 and 330,420 shares at December 31, 1996, 1997 and 1998 and June 30, 1998 and 1999,
respectively, were not included in the calculation of pro forma diluted net income per common share because the effect of these instruments was anti-dilutive.

 (m) Pro Forma Net Income per Common Share (unaudited)

   In connection with the anticipated closing of the Company's initial public offering of common stock all convertible preferred stock then outstanding will automatically convert into shares of common stock. Each share of Series A preferred stock converts into 3 shares of common stock and each share of Series B preferred stock converts into one share of common stock. The pro forma basic and diluted weighted average share calculations reflect the conversion of preferred stock at the later of the beginning of the period presented or the date of issuance. The pro forma basic and diluted weighted average share calculations also reflect the assumed issuance of 284,456 shares of common stock at an assumed initial public offering price of $14.00 per share, the net proceeds of which would be sufficient to fund the distributions to stockholders in excess of net income in 1998. The calculation of pro forma basic and diluted income per share is as follows:

                                                   Year ended  Six months ended
                                                  December 31,     June 30,
                                                      1998           1999
                                                  ------------ ----------------
Pro forma basic income per share:
Pro forma net income.............................  $5,735,075     $2,635,848
                                                   ==========     ==========
Weighted average shares..........................  28,374,478     27,125,701
Pro forma adjustments:
  Assumed conversion of preferred stock..........   2,005,401      7,071,053
  Assumed issuance of shares to replace capital
   withdrawn in excess of earnings...............     284,456        284,456
                                                   ----------     ----------
                                                   30,664,335     34,481,210
                                                   ==========     ==========

Pro forma basic net income per share.............  $     0.19     $     0.08
                                                   ==========     ==========

                                                   Year ended  Six months ended
                                                  December 31,     June 30,
                                                      1998           1999
                                                  ------------ ----------------
Pro forma diluted income per share:
Adjustments to basic weighted average shares:
  Effect of outstanding options..................   1,912,407      4,368,574
  Effect of outstanding warrants.................     454,551        870,530
                                                   ----------     ----------
   Total diluted weighted average shares.........  33,031,293     39,720,314
                                                   ==========     ==========

Pro forma diluted net income per share...........  $     0.17     $     0.07
                                                   ==========     ==========

 (n) Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of

   The Company reviews long-lived assets and certain identifiable intangibles for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. Recoverability of assets to be held and used is measured by a comparison of the carrying amount of an asset to

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999

future net cash flows (undiscounted and without interest) expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying amount or fair value less costs to sell.

 (o) Fair Value of Financial Instruments

   SFAS No. 107, Disclosures About Fair Value of Financial Instruments, requires that fair values be disclosed for the Company's financial instruments. The carrying amounts of cash, accounts receivable, contract management receivables, accounts payable and accrued expenses and contract management payables, approximate fair value due to the short-term nature of these instruments. The carrying amounts reported for the Company's line of credit and notes payable approximate their fair value because the underlying instruments earn interest at rates comparable to current terms offered to the Company for instruments of similar risk. The fair values of officer notes payable and subordinated stockholder notes payable are not estimable due to their related party nature.

 (p) Other Comprehensive Income

   The Company adopted the provisions of SFAS No. 130 Reporting Comprehensive Income during the year ended December 31, 1998. This statement establishes rules for the reporting of comprehensive income and its components. Comprehensive income for the year ended December 31, 1998 and six months ended June 30, 1999 consists of foreign currency translation adjustments. There were no components of other comprehensive income in the years ended December 31, 1996 and 1997.

   The financial statements of the Company's foreign subsidiaries where the functional currency has been determined to be the local currency are translated into United States dollars using current rates of exchange, with gains or losses included in the other comprehensive income account in the stockholders' equity section of the consolidated balance sheets. The financial statements of the Company's Brazilian subsidiary are not maintained in the U.S. dollar, which has been determined to be the functional currency. Accordingly, the books of record of the Brazilian subsidiary have been remeasured into the U.S. dollar. Remeasurement of foreign currency financial statements produces the same result as translation when the functional currency is the same as the reporting currency. The Brazilian subsidiary financial statements have been translated at either current or historical exchange rates as appropriate, with gains and losses included in the consolidated statements of operations.

 (q) Segment Reporting

   SFAS No. 131, Disclosures about Segments of an Enterprise and Related Information, establishes annual and interim reporting standards for an enterprise's operating segments and related disclosures about its products, services, geographic areas and major customers. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and about which separate financial information is regularly evaluated by the chief operating decision maker in deciding how to allocate resources. All of the Company's business activities are aggregated into one reportable segment given the similarities of economic characteristics between the activities and the common nature of the Company's services and customers.

 (r) Use of Estimates

   Management of the Company has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements,

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999

and the reported amount of revenue and expenses during the reporting period to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

 (s) Reclassifications

   Certain amounts in the 1996 and 1997 financial statements have been reclassified to conform to the current presentation.

(2) Acquisitions and Subsidiaries

 (a) Entel Technologies, Inc. (Entel)

   On February 27, 1998, the Company acquired all of the outstanding shares of stock of Entel, a Delaware wireless outsourcing company. Entel rendered site development and project management services to telecommunications providers in connection with site acquisition, construction management and microwave relocation projects throughout the United States. The acquisition was accounted for as a purchase. Consideration for the acquisition consisted of approximately $3,500,000 in cash and $5,200,000 in notes payable to Entel stockholders. The excess of the cost over the fair value of net assets acquired was approximately $7,800,000, which has been recorded as goodwill. The consolidated financial statements include the operating results for Entel from February 28, 1998, the closing date, through December 31, 1998.

   The following summary presents pro forma consolidated results of operations as if this acquisition had occurred at the beginning of fiscal years 1997 and 1998, and includes adjustments that are directly attributable to the transaction or are expected to have a continuing impact on the Company.

   The pro forma results are for illustrative purposes only and do not purport to be indicative of the actual results which would have occurred had the transaction been completed at the beginning of the periods, nor are they indicative of results of operations which may occur in the future.

                                                           1997        1998
                                                        ----------- -----------
   Net sales........................................... $32,898,316 $55,828,375
   Net income..........................................   6,611,763   4,889,685
   Basic net income per share..........................       $0.23       $0.17
   Diluted net income per share........................       $0.23       $0.16

 (b) B. Communication International, Inc. (BCI)

   On January 4, 1999, the Company acquired BCI for approximately $2,900,000 in cash, warrants and notes. BCI provided radio frequency engineering and cell site and switch technician services in the U.S. and Latin America. The acquisition was accounted for as a purchase. The excess of the cost over the fair value of net assets acquired was approximately $1,253,000, which has been recorded as goodwill. The consolidated financial statements include the operating results for BCI from January 5, 1999, the closing date, forward.

 (c) C.R.D., Inc.

   On June 25, 1999, the Company acquired CRD for approximately $540,000 in cash, warrants, and assumption of debt. CRD installs and maintains cell site and microwave electronics. The acquisition was accounted for as a purchase. The excess of the cost over the fair value of net assets acquired was approximately $318,000, which has been recorded as goodwill. The consolidated financial statements include the results of CRD from June 26, 1999, the closing date, forward.

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999


 (d) WFI de Mexico (WFIM)

   On September 18, 1998, the Company formed and acquired an 88% ownership interest in a Mexican subsidiary (WFIM). WFIM acquired all the assets of Cable and Wireless Services, S.C., a Mexican wireless communications company. Consideration for the acquisition consisted of $75,000 in cash. The remaining 12% of WFIM's stock is held by directors of WFIM pursuant to agreements which permit WFIM to repurchase such shares upon certain events.

   The Company granted the brother of the Company's two principal executive officers shares of restricted stock equivalent to approximately 6% of the equity of WFI de Mexico. The stock is subject to vesting over a four-year period. Pursuant to the terms of the stock grant, the Company granted a one-time election to exchange any vested restricted stock in WFI de Mexico for shares of the Company's common stock at fair valuation. As of June 30, 1999, this election had not been exercised.

 (e) Wireless Facilities Latin America Ltda. (WFLA)

   In August 1998, the Company formed WFLA as a wholly owned subsidiary in Sao Paulo, Brazil for the purpose of expanding operations to the Brazilian market.

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999


(3) Consolidated Balance Sheet Details

   The Consolidated Balance Sheet consists of the following at December 31, 1997 and 1998 and at June 30, 1999:

                                            1997        1998         1999
                                         ----------  -----------  -----------
   Accounts receivable, net:
     Billed contracts receivable........ $4,826,470  $ 6,079,947  $15,617,060
     Unbilled contracts receivable......  4,385,961   18,650,899   16,456,001
                                         ----------  -----------  -----------
                                          9,212,431   24,730,846   32,073,061
     Allowance for doubtful accounts....    (70,312)    (561,634)    (687,201)
                                         ----------  -----------  -----------
       Total accounts receivable, net... $9,142,119  $24,169,212  $31,385,860
                                         ==========  ===========  ===========

   Contract management receivables
     Billed............................. $      --   $14,212,893  $ 5,863,184
     Unbilled...........................        --     9,943,433          --
                                         ----------  -----------  -----------
       Total contract management
        receivables..................... $      --   $24,156,326  $ 5,863,184
                                         ==========  ===========  ===========

   Property and equipment, net
     Computer equipment................. $  776,132  $ 1,494,770  $ 2,702,857
     Furniture and office equipment.....     10,681      239,123      448,919
                                         ----------  -----------  -----------
                                            786,813    1,733,893    3,151,776
     Accumulated depreciation...........   (323,391)    (752,760)  (1,396,282)
                                         ----------  -----------  -----------
       Total property and equipment,
        net.............................  $ 463,422  $   981,133  $ 1,755,494
                                         ==========  ===========  ===========

   Goodwill, net
     Goodwill........................... $      --   $ 7,825,738  $ 9,374,845
     Accumulated amortization...........        --       926,367    1,576,242
                                         ----------  -----------  -----------
       Total goodwill, net.............. $      --   $ 6,899,371  $ 7,798,603
                                         ==========  ===========  ===========

   Other assets, net:
     Investments........................ $  100,000  $   610,533  $    95,459
     Patents and other assets, net......     30,868      205,117      656,400
                                         ----------  -----------  -----------
       Total other assets, net.......... $  130,868  $   815,650  $   751,859
                                         ==========  ===========  ===========

(4) Notes Payable and Other Financing Arrangements

 (a) Line of Credit

   In April 1998, the Company executed a $3,000,000 revolving line of credit agreement with a financial institution. The credit facility was repaid in full in June 1999.

   In August 1999, the Company executed a $10,000,000 revolving line of credit agreement with a financial institution. The credit facility is due on August 17, 2000 and bears interest at either the bank prime rate plus 0.25% or at The London Interbank Offering Rate (LIBOR) plus 2.25% at the Company's discretion. The line of credit is secured by substantially all of the Company's assets, and is senior to $5,800,000 of subordinated

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999

indebtedness to certain shareholders. The agreement contains restrictive covenants, which, among other things, requires maintenance of certain financial ratios.

 (b) Entel Note Payable

   In consideration for the acquisition of Entel (see Note 2), the Company issued three-year convertible notes payable for approximately $5,200,000. These notes are convertible into common stock upon completion of an initial public offering at a conversion price of 80% of the public offering price. These notes bear interest at 10% annually, require the Company to make quarterly principal and interest payments, and are due on March 1, 2001. At June 30, 1999, the outstanding balance on these notes was $3,039,866, all of which was classified as current due to the Company's ability and intent to repay these notes in 1999
 . These notes may be repaid at any time by the Company without penalty.

 (c) Subordinated Stockholder Notes Payable

   In August 1998, the Company issued unsecured notes payable totaling $5,500,000 to two executives and one related stockholder. Such notes are subordinated to the Company's line of credit, bear an interest rate of 5.5%, and are due August 2000.

 (d) BCI Notes Payable

   In January 1999, the Company issued notes payable in consideration for the BCI acquisition (See Note 2). These notes have a present value of $867,257 at June 30, 1999. Interest is imputed on these notes at 9.62% and the notes are due in January 2001.

 (e) Officer Notes Payable

   At December 31, 1998, the Company had unsecured notes payable to two officers of the Company totaling $3,825,000. Interest was imputed on these loans at 5.5%. These loans were repaid in full in 1999.

 (f) Maturities

   Maturities of notes payable and other financing arrangements as of June 30, 1999 are as follows:

      June 30,
      ---------------------------------------------------------------
      2000...........................................................  8,539,866
      2001...........................................................    867,257
                                                                      ----------
          Total...................................................... $9,407,123
                                                                      ==========

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999


(5) Lease Commitments

   The Company leases certain facilities and equipment under leases accounted for as operating leases that expire over five years. Future minimum lease payments under noncancelable operating leases as of June 30, 1999 are as follows:

      June 30,
      ---------------------------------------------------------------
       2000..........................................................    597,581
       2001..........................................................    534,770
       2002..........................................................    553,060
       2003..........................................................    430,041
       2004..........................................................     96,814
                                                                      ----------
          Total...................................................... $2,212,266
                                                                      ==========

   The Company leased certain property and equipment on a month-to-month basis from a related party during the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999. The Company recorded lease expense related to these leases of $781,000, $488,000 and $243,693 for the years ended December 31, 1997 and 1998 and the six months ended June 30, 1999, respectively. Amounts totaling $176,000, $295,000 and $258,000 remained payable at December 31, 1997 and 1998 and June 30, 1999, respectively, and are recorded in accounts payable and accrued expenses in the accompanying balance sheet.

   Rent expense under operating leases for the years ended December 31, 1996, 1997 and 1998 and for the six months ended June 30, 1999 was $62,912, $858,063, $664,199 and $322,211, respectively.

(6) Income Taxes

   Prior to August 8, 1998, the Company elected, with the consent of its stockholders, to be taxed as an S corporation, whereby federal and most state income taxes were the individual responsibility of the stockholders. The Company incurred $22,343 and $222,911 in various state taxes for the years ended December 31, 1996 and 1997, respectively.

   The provision for income taxes for the year ended December 31, 1998 and six months ended June 30, 1999 is comprised of the following:

                                                            1998        1999
                                                         ----------- ----------
   Current:
     Federal............................................ $ 3,424,000 $1,874,000
     State..............................................     728,000    393,000
     Foreign............................................         --     553,000
                                                         ----------- ----------
                                                           4,152,000  2,820,000
                                                         ----------- ----------
   Deferred:
     Federal............................................   1,145,000   (643,000)
     State..............................................     229,000   (128,000)
     Foreign............................................         --     132,000
                                                         ----------- ----------
                                                           1,374,000   (639,000)
                                                         ----------- ----------
                                                         $ 5,526,000 $2,181,000
                                                         =========== ==========

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999


   A reconciliation of total income tax expense to the amount computed by applying the statutory federal income tax rate of 35% to income before income tax expense for the year ended December 31, 1998 and six months ended June 30, 1999 is as follows:

                                                           1998        1999
                                                        ----------  ----------
   Income taxes at federal statutory rate.............. $3,574,000  $1,686,000
   State taxes, net of federal tax benefit.............    622,000     175,000
   Foreign taxes, net of federal benefit...............        --      112,000
   Establishment of deferred income tax upon change
    from S corporation to C corporation................  2,082,000         --
   S corporation earnings not subject to corporate
    income tax......................................... (1,211,000)        --
   Other, net..........................................    459,000     208,000
                                                        ----------  ----------
                                                        $5,526,000  $2,181,000
                                                        ==========  ==========

   The tax effects of temporary differences that give rise to significant portions of the deferred tax assets and deferred tax liabilities as of December 31, 1998 and June 30, 1999 are as follows:

                                                          1998         1999
                                                       -----------  -----------
   Deferred tax assets:
     Allowance for doubtful accounts.................  $   244,000  $   270,000
     Vacation accruals...............................      191,000      226,000
     Property and equipment, principally due to
      differences in depreciation....................       70,000      477,000
     Other...........................................          --        14,000
                                                       -----------  -----------
       Total deferred tax assets.....................      505,000      987,000
   Deferred tax liabilities:
     Change from cash to accrual method of accounting
      for income taxes...............................  (1,838,000)  (1,549,000)
     Foreign deferred tax liability..................          --     (132,000)
                                                       -----------  -----------
       Net deferred tax liability....................  $(1,333,000) $ (694,000)
                                                       ===========  ===========

   In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. Based upon the level of historical taxable income and projections for future taxable income, management believes it is more likely than not the Company will realize the deferred tax assets. As such, no valuation allowance was established during the year ended December 31, 1998.

(7) Stockholders' Equity

 (a) Preferred Stock

   At December 31, 1998, the Company was authorized to issue a total of 4,482,682 shares of preferred stock, each having a par value of $0.01. On August 8, 1998, the Company issued 1,682,692 shares of Series A convertible preferred stock in a private placement for approximately $21,000,000. Series A preferred shares are convertible at the option of the holder into shares of common stock at an initial conversion rate of 1-to-1 (3-to-1 after the 3-for-1 Common Stock split). The conversion rate is subject to adjustment to prevent dilution in the event of any further common stock splits. Conversion will be automatic upon the closing of a public offering

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999

above a specified price or upon approval by 2/3 of the Series A stockholders. Series A stockholders also have a liquidating preference equal to their original purchase price plus all declared and unpaid dividends. No Series A convertible preferred stock dividends were declared or paid during 1998.

   In February 1999, the Board of Directors authorized the issuance of 2,800,000 shares of par value $0.01 Series B preferred stock. Shortly thereafter, the Company sold 2,727,273 Series B preferred shares for $15,000,000, or $5.50 per share. Series B preferred shares are convertible at the option of the holder into shares of common stock at the initial conversion rate of 1-to-1 conversion will be automatic upon the closing of a public offering above a specified price or upon approval of 2/3 of the Series B stockholders.

 (b) Dividends

   On April 15, 1998, the Company paid cash dividends to all common stockholders of record totaling $1,773,000, or $0.06 per share. On June 15, 1998, the Company paid cash dividends to all common stockholders of record totaling $1,065,000, or $0.04 per share. On July 31, 1998, the Company paid dividends to all common stockholders of record totaling $5,758,000, or $0.19 per share. Of this, $258,000 was paid in cash. The Company issued promissory notes for the remaining $5,500,000 to two executives and one related stockholder (see Note 5).

 (c) Treasury Stock

   On August 5, 1998, the Company purchased 3,252,390 shares of common stock for $13,529,942. Treasury stock is recorded at cost.

 (d) Undistributed Earnings

   On August 7, 1998, in connection with sales of its preferred stock, the Company elected to be taxed as a C corporation. This change assumed a constructive distribution to the owners of the former S corporation followed by a contribution to the capital of the C corporation. Accordingly, undistributed earnings on August 7, 1998 are included in the consolidated financial statements as additional paid-in capital.

 (e) Common Stock Warrants

   In February, 1997, the Company issued warrants to purchase 300,000 shares of common stock to two Company directors. One-third of these warrants vest at the date of issuance, and then annually for the following two years. These warrants are exercisable at $0.93 per share of common stock, which was the fair value of the stock at the date of issuance.

   In February 1998, the Company issued warrants to purchase 1,200,000 shares of common stock to two Company directors. One-third of these warrants vest at the date of issuance, and then annually for the following two years. These warrants are exercisable at $1.58 per share of common stock, which was the fair value of the stock at the date of issuance.

   Total warrants outstanding for these two directors was 300,000, 900,000 and 900,000 at December 31, 1997 and 1998 and June 30, 1999, respectively.

   In connection with the acquisition of BCI in January 1999, the Company issued 240,381 common stock warrants exercisable at $4.16 per share. Shares purchased under this warrant agreement are subject to a put right at the exercise price. This right is terminated upon completion of an initial public offering if the holders remain employed with the Company.

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999


 (f) Stock Option Plans

   During the years ended 1996 and 1997, the Board of Directors approved the 1996 Stock Option Plan (the 1996 Plan) and the 1997 Stock Option Plan (the 1997
Plan). All stock options under the 1996 Plan were fully vested at June 1, 1998, and have been exercised or canceled upon employee termination as of December 1, 1998. Stock options granted under the 1997 Plan may be incentive stock options or nonstatutory stock options and are exercisable for up to ten years following the date of grant. Stock option exercise prices for the 1997 Plan must be equal to or greater than the fair market value of the common stock on the grant date.

   The Company applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for its 1996 Plan and 1997 Plan. The Company recorded compensation expense totaling $25,758, $143,375, $88,760 and $61,775 for the years ended December 31, 1996,
1997 and 1998 and six months ended June 30, 1999, respectively, related to options granted under the plans.

   Stock option transactions are summarized below:

                                                 Weighted-            Weighted-
                                                  average              average
                                         1996    exercise             exercise
                                         Plan      price   1997 Plan    price
                                       --------  --------- ---------  ---------
Outstanding at January 1, 1996........      --    $   --         --    $   --
  Granted.............................  955,500      0.01        --        --
  Exercised...........................      --        --         --        --
  Canceled............................  (21,000)     0.01        --        --
                                       --------            ---------

Outstanding at January 1, 1997........  934,500      0.01        --        --
  Granted.............................   57,000      0.01    929,700      1.39
  Exercised...........................      --        --         --        --
  Canceled............................ (333,000)     0.01    (39,300)     1.33
                                       --------            ---------

Outstanding at December 31, 1997......  658,500      0.01    890,400      1.39
  Granted.............................      --        --   3,464,139      2.51
  Exercised........................... (591,000)     0.01     (7,200)     1.33
  Canceled............................  (67,500)     0.01   (773,691)     2.30
                                       --------            ---------

Outstanding at December 31, 1998......      --    $   --   3,573,648   $  2.26
  Granted.............................      --        --   2,333,924      6.53
  Exercised...........................      --        --    (207,653)     1.74
  Canceled............................      --        --    (534,478)     2.87
                                       --------
  Outstanding at June 30, 1999........      --        --   5,165,441      4.09
                                       ========            =========

   Under SFAS No. 123, the weighted-average fair value of the options granted during 1996, 1997, 1998 and first six months of 1999 was $1.12, $0.48, $0.72 and $1.74, respectively, on the date of grant. Fair value under SFAS No. 123 is determined using the Black-Scholes option-pricing model with the following assumptions: no dividend yields, expected volatility of 0% as Company is privately held, risk-free interest rates of 7.0%, 7.0%, 5.5% and 5.5%, and an expected life of 7, 7, 6 and 6 years for options granted in 1996, 1997, 1998 and in the first six months of 1999, respectively. Had compensation expense been recognized for stock-based compensation plans in accordance with SFAS No. 123, the Company would have reported the following net

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999

income and net income per common share amounts (these amounts do not include any of the pro forma adjustments described in note 1(m) to the consolidated financial statements):

                                                                      Six Months
                                         Year ended December 31,        Ended
                                     --------------------------------  June 30,
                                        1996       1997       1998       1999
                                     ---------- ---------- ---------- ----------
Net income.......................... $6,732,285 $6,621,254 $3,991,811 $2,313,651
Income per common share:
  Basic............................. $     0.24 $     0.23 $     0.14 $     0.09
  Diluted........................... $     0.23 $     0.23 $     0.13 $     0.07

   The following table summarizes information as of June 30, 1999 concerning options outstanding and exercisable:

                        Options outstanding             Options exercisable
                 ------------------------------------  ------------------------
                               Weighted-   Weighted-                 Weighted-
   Range of                     average     average                   average
   exercise        Number      remaining   exercise      Number      exercise
    prices       outstanding     life        price     exercisable     price
   --------      -----------   ---------   ---------   -----------   ---------
 $1.00 - $1.67      754,789        7         $1.36       292,889       $1.27
    $2.00         1,579,842        7          2.00       497,893        2.00
    $4.16         1,571,188        9          4.16        92,022        4.16
 $5.50 - $7.00      293,530        8          5.87         5,000        5.50
    $8.50           754,624        9          8.50           --          --
    $10.00           93,500       10         10.00           --          --
    $11.50          117,968       10         11.50           654       11.50
                  ---------       ---                    -------
                  5,165,441                  $4.09       888,458       $2.01
                  =========       ===                    =======

(8) Employee Benefit Plan

   In 1996, the Company implemented a savings plan pursuant to Section 401(k) of the Internal Revenue Code (the Code), covering substantially all employees. Participants in the plan may contribute a percentage of compensation, but not in excess of the maximum allowed under the Code. The Company may make contributions at the discretion of its Board of Directors. The Company made no contributions in 1996, 1997, 1998, or in the first six months of 1999.

(9) Concentration of Credit Risk

   Financial instruments, which potentially subject the Company to concentrations of credit risk, consist principally of cash, accounts receivable and contract management receivable. At times, cash balances held in financial institutions are in excess of federally insured limits. The Company performs periodic evaluations of the relative credit standing of financial institutions and limits the amount of risk by selecting financial institutions with a strong relative credit standing.

   The Company had sales to three separate customers, which comprised 31%, 19%, and 17% of the Company's total sales for the year ended December 31, 1998. At December 31, 1998, accounts receivable from these customers totaled $2,099,585, $1,957,990 and $2,076,975, respectively.

   The Company had sales to two separate customers, which comprised 18% and 10% of the Company's total sales for the six months ended June 30, 1999. At June 30, 1999, accounts receivable from these customers totaled $1,251,386 and $1,358,463, respectively.

                           WIRELESS FACILITIES, INC.

               December 31, 1996, 1997 and 1998 and June 30, 1999


(10) Segment Information

   Revenues derived by geographic segment are as follows:

                                   For the year ended December 31,   Six Months
                                 -----------------------------------  June 30,
                                    1996        1997        1998        1999
                                 ----------- ----------- ----------- -----------
U.S. ........................... $15,420,544 $20,489,996 $39,729,678 $22,079,519
Foreign.........................         --    2,168,497  12,179,532  11,026,210
                                 ----------- ----------- ----------- -----------
                                 $15,420,544 $22,658,493 $51,909,210 $33,105,729
                                 =========== =========== =========== ===========

   Long-lived assets by geographic region are as follows:

                                                    December 31,
                                                 -------------------  June 30,
                                                   1997      1998       1999
                                                 -------- ---------- -----------
United States................................... $594,290 $8,659,440 $10,195,577
Mexico..........................................      --  $   36,714 $   110,379
                                                 -------- ---------- -----------
                                                 $594,290 $8,696,154 $10,305,811
                                                 ======== ========== ===========

(11) Pro Forma Adjustments to Financial Statements (Unaudited)

   The unaudited consolidated balance sheet at June 30, 1999 gives effect to the assumed conversion of 4,409,965 shares of preferred stock that will automatically convert into 7,775,349 shares of common stock upon the closing of the Company's initial public offering.

   Through August 6, 1998, Wireless Facilities, Inc. was an S corporation whereby federal income taxes were the individual responsibility of the stockholders. On August 7, 1998, in conjunction with the private placement and sale of Series A preferred stock, the Company elected to be taxed as a C corporation under the Internal Revenue Code. As a result, the Company recorded a net deferred tax liability of $2,082,000 on August 7, 1998.

   The consolidated statement of operations for the years ended December 31, 1996, 1997 and 1998 and the six months ended June 30, 1998 have been presented to give pro forma effect assuming the Company was taxed as a C corporation.

   The pro forma provision for income taxes consists of:

                                                                    Six months
                                    Years ended December 31,          ended
                                ----------------------------------   June 30,
                                   1996        1997        1998        1998
                                ----------  ----------  ----------  ----------
   Current expense:
     Federal..................  $2,135,029  $2,262,706  $3,918,171  $2,343,620
     State....................     532,714     497,988     942,424     563,673
                                ----------  ----------  ----------  ----------
                                 2,667,743   2,760,694   4,860,595   2,907,293
                                ----------  ----------  ----------  ----------
   Deferred expense (benefit):
     Federal..................       9,755     (20,483)   (362,000)   (216,571)
     State....................      (2,155)      9,700     (22,595)    (13,555)
                                ----------  ----------  ----------  ----------
                                     7,600     (10,783)   (384,595)   (230,126)
                                ----------  ----------  ----------  ----------
   Total pro forma provision
    for income taxes..........  $2,675,343  $2,749,911  $4,476,000  $2,677,167
                                ==========  ==========  ==========  ==========

   Total pro forma provision for income taxes differs from the "expected" pro forma tax expense (computed by applying the Federal corporate income tax rate to the pro forma income before taxes) as follows:

                                                                    Six months
                                 Years ended December 31,             ended
                                --------------------------------     June 30,
                                  1996        1997        1998         1998
                                --------    --------    --------    ----------
   Computed "expected" pro
    forma income tax expense..         34%         34%         35%      35%
   State income taxes, net of
    federal benefit...........          6%          5%          8%       8%
                                 --------    --------    --------      ---
                                       40%         39%         43%      43%
                                 ========    ========    ========      ===

(12) Related Party Transactions

   In August 1998, the Company repurchased a total of 3,245,190 shares of common stock from two officers of the Company. In connection with the repurchase, the Company borrowed a total of $13,499,990 from the two officers. The Company repaid these loans on August 9, 1998.

   In August 1998, the Company sold 1,682,692 shares of Series A convertible preferred stock to various investors at a purchase price of $12.48 per share, of which 1,382,211 were sold to entities affiliated with a director of the Company. The Series A shares were convertible into Common Stock at an initial conversion rate of 1-to-1, which was subsequently adjusted to 3-to-1 following the Common Stock split in February 1999.

   In February 1999, the Company sold 2,727,273 shares of Series B convertible preferred stock to various investors at a purchase price of $5.50 per share, of which 2,323,231 were sold to entities affiliated with a director of the Company. In addition, 404,042 shares were sold to entities which, combined, hold greater than 5% of the Company's capital stock. The Series B convertible shares are convertible into Common Stock at a conversion ratio of 1-to-1.

   In June 1999, the Company sold its 25% ownership interest in Sierra Towers Investment Group, LLC (Sierra) and a note receivable from Sierra to two officers of the Company in exchange for cash and a note payable to the Company.

(13) Legal Matters

   From time to time the Company is involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Management believes, based in part through discussion with legal counsel, that the resolution of such matters will not have a material impact on the Company's financial position, results of operations or liquidity.

(14) Subsequent Event (Unaudited)

   In October 1999, the credit limit on the line of credit was increased to $20,000,000.

                          INDEPENDENT AUDITORS' REPORT

To Entel Technologies, Inc.

   We have audited the accompanying statements of operations and retained earnings, and cash flows of Entel Technologies, Inc. for the year ended December 31, 1997. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

   We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

   In our opinion, the financial statements referred to above present fairly, in all material respects the results of operations and cash flows of Entel Technologies, Inc. for the year ended December 31, 1997 in conformity with generally accepted accounting principles.

                                          M.R. Weiser & Co. LLP

New York, N.Y.
February 13, 1998, except for Note 8
 as to which the date is April 15, 1998

                            ENTEL TECHNOLOGIES, INC.

                 Statement Of Operations And Retained Earnings

                      For The Year Ended December 31, 1997

Project revenues.................................................... $10,239,823
Direct project costs................................................   6,454,747
                                                                     -----------
Gross profit........................................................   3,785,076
Selling, general and administrative expenses........................   2,755,045
                                                                     -----------
Income from operations..............................................   1,030,031

Other income:
  Interest income, net of interest expense of $2,047................      42,782
                                                                     -----------
Net income before provision for income taxes........................   1,072,813
Provision for income taxes..........................................     424,559
                                                                     -----------
Net income..........................................................     648,254
Retained earnings, beginning of year................................     514,950
                                                                     -----------
Retained earnings, end of year...................................... $ 1,163,204
                                                                     ===========


                (See accompanying notes to financial statements)

                            ENTEL TECHNOLOGIES, INC.

                            Statement Of Cash Flows

                      For The Year Ended December 31, 1997

Cash flows from operating activities:
Net income........................................................ $  648,254
Adjustments to reconcile net income to net cash provided by
 operating activities:
  Provision for doubtful accounts.................................    122,650
  Depreciation and amortization...................................    111,103
  Deferred income taxes...........................................    (10,000)
  Changes in operating assets and liabilities:
    Decrease in accounts receivable...............................  1,930,057
    Increase in due from affiliated company....................... (1,185,860)
    Increase in costs of uncompleted contracts....................   (311,802)
    Decrease in prepaid expenses and sundry receivables...........     10,595
    Increase in deposits..........................................     (1,033)
    (Decrease) in accounts payable................................ (1,425,222)
    Increase in accrued salaries and payroll taxes................    890,682
    (Decrease) in accrued expenses and other liabilities..........    (89,098)
    Increase in accrued corporate income taxes....................     15,428
                                                                   ----------
Net cash provided by operating activities.........................    705,754
                                                                   ----------

Cash flows from investing activities:
Purchases of property and equipment...............................    (81,477)
                                                                   ----------
Net cash used in investing activities.............................    (81,477)
                                                                   ----------

Cash flows from financing activities:
Payments under capital lease......................................     (8,000)
                                                                   ----------
Net cash used in financing activities.............................     (8,000)
                                                                   ----------
Net increase in cash and cash equivalents.........................    616,277
Cash and cash equivalents, beginning of year......................    420,208
                                                                   ----------
Cash and cash equivalents, end of year............................ $1,036,485
                                                                   ==========

Supplemental disclosure of cash flow information:
Interest paid..................................................... $    2,047
                                                                   ==========
Income taxes paid................................................. $  419,131
                                                                   ==========

Supplemental schedule of noncash investing and financing
 activities:
Shares of Class A common stock redeemed and retired............... $     (871)
Shares of Class B common stock issued.............................        871
                                                                   ----------
Net change in total common stock issued and outstanding........... $        0
                                                                   ==========

                (See accompanying notes to financial statements)

                            ENTEL TECHNOLOGIES, INC.

                         Notes To Financial Statements

1. Significant Accounting Policies:

 (a) The Company

   Entel Technologies, Inc. (the "Company") was organized in the State of Delaware on April 26, 1995 under the name of Vento Communications, Inc. The Company changed its name to Entel Technologies, Inc. on October 29, 1996. The Company renders project management services to telecommunications providers in connection with site acquisition, construction, and microwave relocation projects throughout the United States.

 (b) Estimates

   The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

 (c) Revenue Recognition

   The Company recognizes revenues from site acquisition and microwave relocation projects as contractually prescribed milestones are completed. Related costs are recognized when incurred.

   The Company recognizes revenues from construction projects on the completed contract method. This method recognizes income and related costs only as the construction project is complete. Losses expected to be incurred on contracts in progress are charged to operations in the period such losses are determined. Costs incurred on incomplete projects in excess of related billings are classified as a current asset in as much as all projects will be completed within one year.

 (d) Statement of Cash Flows

   The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

 (e) Property and Equipment

   Depreciation is computed on the straight-line method over the estimated lives of these assets.

 (f) Income Taxes

   The Company utilizes the asset and liability method of accounting for income taxes in which deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. Deferred income tax assets and liabilities are primarily a result of the timing of deductions for income tax and financial reporting purposes for accrued employee compensation.

2. Related Party Transactions

   The Company provides operating support services for entities affiliated through common management. In addition, the majority stockholder of the Company is a stockholder in such entities. The Company charges these affiliates a fee for such services. During the year ended December 31, 1997, the Company incurred expenses on behalf of affiliates aggregating $1,701,000. Such amounts were rebilled to the affiliates; fees related to such services approximated $240,000 for the year ended December 31, 1997.

                            ENTEL TECHNOLOGIES, INC.

   In addition, project revenues from these affiliates, net of rebilled operating expenses, approximated $1,219,000 for the year ended December 31, 1997.

3. Income Taxes

   The components of income tax expense for the year ended December 31, 1997 were as follows:

   Current:
     Federal.......................................................... $374,998
     State and local..................................................   59,561
                                                                       --------
                                                                        434,559
                                                                       --------
   Deferred:
     Federal..........................................................   (8,000)
     State and local..................................................   (2,000)
                                                                       --------
                                                                        (10,000)
                                                                       --------
                                                                       $424,559
                                                                       ========

4. Common Stock

   During the year ended December 31, 1997, the Company redeemed and retired 871 shares of Class A common stock in exchange for issuance of an equal number of shares of Class B common stock.

5. Leases

   Rent expense for the year ended December 31, 1997 amounted to $309,645.

6. Profit Sharing Plan

   In 1996, the Company adopted a 401(k) defined contribution retirement plan effective January 1, 1996 which covers substantially all employees. Under the plan, the Company is required to contribute 50% of the first 4% of eligible employee contributions. For the years ended December 31, 1997, the Company made contributions of $39,030.

7. Significant Customers

   In addition to revenues from affiliates referred to in Note 2, revenues from three customers accounted for $5,928,391 or 57.9% of total revenues for the year ended December 31, 1997.

8. Subsequent Events

 Merger and Sale

   The Company entered an agreement of merger and sale which was consummated February 27, 1998. Under the terms of the agreement, a wholly owned subsidiary of the purchaser was merged into the Company. The purchaser then acquired the Company for $3,500,000 plus a promissory note of $5,000,000, subject to adjustments based on the Company's working capital on the closing date.

   The agreement imposes restrictions on the Company in regards to certain business practices which may not be undertaken without permission of the purchaser.

 Other

   In January 1998, a fatality occurred at a Company job site. The victim was an employee of a Company subcontractor. The Company may face claims brought by the decedent's estate or under applicable workers' compensation laws. As of April 15, 1998, to the Company's knowledge, there were no such pending claims.

                               INSIDE BACK COVER

  [Graphic depicting the Company's service offerings: Pre-deployment Planning Services, Design and Deployment Services and Network Management Services]

                                 [LOGO OF WFI]

                                    PART II

                     INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13. Other Expenses of Issuance and Distribution

   The following table sets forth all expenses payable by the Registrant in connection with the sale of the common stock being registered. All of the amounts shown are estimates except for the SEC registration fee, the NASD filing fee and the Nasdaq National Market listing fee.

                                                                     Amount to
                                                                      be Paid
                                                                     ----------
   SEC Registration fee............................................. $   19,460
   NASD filing fee..................................................      7,500
   Nasdaq National Market listing fee...............................     95,000
   Blue sky qualification fees and expenses.........................      2,500
   Director and officer liability insurance.........................     10,000
   Printing and engraving expenses..................................    150,000
   Legal fees and expenses..........................................    400,000
   Accounting fees and expenses.....................................    275,000
   Transfer agent and registrar fees................................      3,000
   Miscellaneous....................................................     37,540
                                                                     ----------
       Total........................................................ $1,000,000
                                                                     ==========

Item 14. Indemnification Of Officers And Directors

   Under Section 145 of the Delaware General Corporation Law, the Registrant has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities, including liabilities under the Securities Act of 1933, as amended (the "Securities Act").

   The Registrant's certificate of incorporation and bylaws include provisions to (i) eliminate the personal liability of its directors for monetary damages resulting from breaches of their fiduciary duty to the extent permitted by
Section 102(b)(7) of the General Corporation Law of Delaware (the "Delaware Law") and (ii) require the Registrant to indemnify its directors and officers to the fullest extent permitted by Section 145 of the Delaware Law, including circumstances in which indemnification is otherwise discretionary. Pursuant to
Section 145 of the Delaware Law, a corporation generally has the power to indemnify its present and former directors, officers, employees and agents against expenses incurred by them in connection with any suit to which they are or are threatened to be made, a party by reason of their serving in such positions so long as they acted in good faith and in a manner they reasonably believed to be in or not opposed to, the best interests of the corporation and with respect to any criminal action, they had no reasonable cause to believe their conduct was unlawful. The Registrant believes that these provisions are necessary to attract and retain qualified persons as directors and officers. These provisions do not eliminate the directors' duty of care, and, in appropriate circumstances, equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware Law. In addition, each director will continue to be subject to liability for breach of the director's duty of loyalty to the Registrant, for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for acts or omissions that the director believes to be contrary to the best interests of the Registrant or its stockholders, for any transaction from which the director derived an improper personal benefit, for acts or omissions involving a reckless disregard for the director's duty to the Registrant or its stockholders when the director was aware or should have been aware of a risk of serious injury to the Registrant or its stockholders, for acts or omissions that constitute an unexcused pattern of inattention that amounts to an abdication of the director's duty to the Registrant or its stockholders, for improper transactions between the director and the Registrant and for improper distributions to stockholders and loans to directors and officers. The provision also does not affect a director's responsibilities under any other law, such as the federal securities law or state or federal environmental laws.

   The Registrant has entered into indemnity agreements with each of its directors and executive officers that require the Registrant to indemnify such persons against all expenses, judgments, fines, settlements and other amounts incurred (including expenses of a derivative action) in connection with any proceeding, whether actual or threatened, to which any such person may be made a party by reason of the fact that such person is or was a director or an executive officer of the Registrant or any of its affiliated enterprises, provided that such person acted in good faith and in a manner such person reasonably believed to be in or not opposed to the best interests of the Registrant and, with respect to any criminal proceeding, had no reasonable cause to believe his conduct was unlawful. The indemnification agreements also set forth certain procedures that will apply in the event of a claim for indemnification thereunder.

   At present, there is no pending litigation or proceeding involving a director or officer of the Registrant as to which indemnification is being sought nor is the Registrant aware of any threatened litigation that may result in claims for indemnification by any officer or director.

   The Registrant has an insurance policy covering the officers and directors of the Registrant with respect to certain liabilities, including liabilities arising under the Securities Act or otherwise.

Item 15. Recent Sales of Unregistered Securities

   Since December 14, 1994 (inception), the Company has sold and issued the following unregistered securities:

   1. During the period, the Company granted incentive stock options with an exercise price of $.0033 per share to employees, officers and directors of the Company under its 1996 Stock Plan (the "1996 Plan") covering an aggregate of 1,012,500 shares of the Company's Common Stock. All of the options granted under the 1996 Plan were either exercised prior to December 31, 1998 or expired on that date. No options remain outstanding under the 1996 Plan.

   2. During the period, the Company issued 29,100,000 shares of its Common Stock to employees, board members and Sean Tayebi for $655,000, 3,245,190 of which the Company repurchased in August of 1998. An additional 780,720 shares were issued pursuant to the exercise of incentive stock options granted under the 1996 and 1997 Plans and non-statutory stock options granted outside the plans, 25,132 of which the Company repurchased at market value on the date of repurchase, and 600,000 shares were issued pursuant to the exercise of the 1997 and 1998 Warrants.

   3. In August 1998, pursuant to the terms of an equity financing of the Company, the Company issued an aggregate of 1,682,692 shares of Series A Preferred Stock to Oak Investment Partners VIII, Limited Partnership, Worldview Technology Partners I, L.P., Worldview Technology International I, L.P., Worldview Strategic Partners I, L.P., Fred Warren and Stanford University for $20,999,996.16.

   4. In February 1999, pursuant to the terms of an equity financing of the Company, the Company issued an aggregate of 2,727,273 shares of Series B Preferred Stock to Oak Investment Partners VIII, Limited Partnership, Oak VIII Affiliates Fund, LP, Worldview Technology Partners I, L.P., Worldview Technology International I, L.P., Worldview Strategic Partners I, L.P., for $15,000,001.50.

   5. In January 1999, we entered into an agreement for the purchase of the assets of B Communications International, Inc. The purchase price the Company paid for such assets consisted of approximately $2,900,000 in cash and notes and warrants to purchase 240,381 shares of its Common Stock at an exercise price of $4.16 per share.

   6. In June 1999, the Company entered into an agreement for the purchase of the assets of C.R.D., Inc. The purchase price we paid for such assets consisted of indebtedness, approximately $540,000 in cash and warrants to purchase 4,000 shares of our Common Stock at an exercise price of $5.50 per share.

   The sales and issuances of securities in the transactions described in paragraphs (1) and (2) above were deemed to be exempt from registration under the Securities Act by virtue of Rule 701 promulgated thereunder (in that they were offered and sold either pursuant to written compensatory benefit plans or pursuant to a written contract relating to compensation, as provided by Rule
701) or were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) and/or Regulation D promulgated thereunder.

   The sales and issuances of securities in the transactions described in paragraphs (3) through (6) above were deemed to be exempt from registration under the Securities Act by virtue of Section 4(2) and/or Regulation D promulgated thereunder.

   The recipients represented their intention to acquire the securities for investment purposes only and not with a view to the distribution thereof. Appropriate legends are affixed to the stock certificates issued in such transactions. Similar legends were imposed in connection with any subsequent sales of any such securities. All recipients either received adequate information about the Company or had access, through employment or other relationships, to such information.

Item 16. Exhibits And Financial Statement Schedules

   (a) Exhibits.

 Exhibit
 Number                         Description of Document
 -------                        -----------------------
  1.1    Form of Underwriting Agreement.*

  3.1 Amended and Restated Certificate of Incorporation, as currently in effect.*

  3.2 Form of Restated Certificate of Incorporation, to be filed and become effective prior to the closing of this offering.*

  3.3 Form of Restated Certificate of Incorporation, to be filed and become effective upon the closing of this offering.*

  3.4    Bylaws, as currently in effect.*

  3.5 Form of Bylaws, as amended to become effective upon the closing of this offering.*

  4.1    Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.

  4.2    Specimen Stock Certificate.*

  5.1    Opinion of Cooley Godward LLP.*

 10.1    1997 Stock Option Plan.*

 10.2 Form of Stock Option Agreement pursuant to the 1997 Stock Option Plan and related terms and conditions.*

 10.3    1999 Equity Incentive Plan.*

 10.4    Form of Stock Option Agreement pursuant to the 1999 Equity Incentive
         Plan.*

 10.5    1999 Employee Stock Purchase Plan and related offering documents.*

 10.6    R&D Building Lease by and between the Company and Sorrento Tech
         Associates as amended.*

 10.7    Credit Agreement by and among the Company, various banks and Imperial
         Bank dated as of September 17, 1999.*

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 10.8    Second Amended and Restated Investor Rights Agreement by and among the
         Company and certain stockholders of the Company dated as of September
         17, 1999.*

 10.9 Employment Offer Letter by and between the Company and Scott Fox dated as of April 9, 1999.*

 10.10 Form of Indemnity Agreement by and between the Company and certain officers and directors of the Company.*

 10.11 Amended Promissory Note from the Company to Masood K. Tayebi dated as of August 2, 1999.*

 10.12   Amended Promissory Note from the Company to Massih Tayebi dated as of
         August 2, 1999.*

 10.13   Amended Promissory Note from the Company to Sean Tayebi dated as of
         August 2, 1999.*

 10.14   Form of Warrant Agreement by and between the Company and each of Scott
         Anderson and Scot Jarvis dated as of February 28, 1997.*

 10.15 Form of Subscription and Representation Agreement by and between the Company and each of Scott Anderson and Scot Jarvis dated as of February 28, 1997.*

 10.16   Form of Warrant Agreement by and between the Company and each of Scott
         Anderson and Scot Jarvis dated as of February 1, 1998.*

 10.17 Form of Bill of Sale and Assignment Agreement by and between the Company and each of Massih Tayebi and Masood K. Tayebi dated as of June 30, 1999.*

 10.18   Assignment of Note by and among the Company, Masood K. Tayebi and
         Massih Tayebi dated as of June 30, 1999.*

 10.19   Form of Promissory Note from each of Masood K. Tayebi and Massih
         Tayebi to the Company dated as of June 30, 1999.*

 10.20   Form of Promissory Note from each of Masood K. Tayebi and Massih
         Tayebi to the Company dated as of June 30, 1999.*

 10.21   Services Agreement by and between WFI de Mexico S. de R.L. de C.V. and
         Ericsson Telecom, S.A. de C.V. dated as of August 4, 1999.+*

 10.22   Master Services Agreement by and between Entel Technologies, Inc. and
         TeleCorp Holding Corp., Inc. dated as of February 27, 1998, as amended.+*

 10.23   Master Services Agreement by and between the Company and Nextel
         Partners Operating Corp. dated as of January 18, 1999.+*

 10.24 Agreement by and between the Company and Siemens Aktiengesellschaft, Berlin and Munchen, Federal Republic of Germany, represented by the Business Unit Mobile Networks.+*

 10.25   Master Services Agreement by and between the Company and Triton PCS,
         Operating Company, L.L.C. dated as of January 19, 1998, as amended.+*

 10.26   Microwave Relocation Services Agreement by and between Entel
         Technologies, Inc. and Triton PCS Operating Company, L.L.C. dated as of February 11, 1998.+*

 10.27   Site Development Services Agreement by and between Entel Technologies,
         Inc. and Triton PCS, Inc. dated as of December 10, 1997.+*

 10.28 Sales Agreement for Products and Services by and between the Company and Integrated Ventures, LLC dated as of April 19, 1999.+*

 10.29   Settlement Agreement and Mutual General Release by and between the
         Company and Total Outsourcing, Inc dated as of June 30, 1999.*

 10.30 Straight Note from Scott Fox and Kathleen W. Fox to the Company, dated as of July 8, 1999.*

 10.31   Master Services Agreement by and between the Company and Metricom,
         Inc. entered into as of September 27, 1999. +*

 21.1    List of subsidiaries.*

 Exhibit
 Number                         Description of Document
 -------                        -----------------------
 23.1    Consent of KPMG LLP, Independent Public Accountants.

 23.2    Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

 23.3    Consent of M.R. Weiser LLP, Independent Public Accountants.

 24.1    Power of Attorney. Reference is made to page II-6 of the Registration
         Statement filed on August 18, 1999.

 27      Financial Data Schedule.*

--------
+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

 *  Previously filed.

 (b) Financial Statement Schedules.

   Schedule II--Valuation and Qualifying Accounts.

  All other schedules are omitted because they are not required, are not applicable or the information is included in our financial statements or notes thereto.

                                   SIGNATURES

   Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant has duly caused this Amendment No. 6 to the Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, County of San Diego, State of California, on November 2, 1999.

                                          By:     /s/ Thomas A. Munro
                                             ----------------------------------
                                                      Thomas A. Munro
                                                  Chief Financial Officer

   Pursuant to the requirements of the Securities Act of 1933, as amended, this Amendment No. 6 to the Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             Signature                           Title                    Date
             ---------                           -----                    ----

                 *                   Chief Executive Officer and    November 2, 1999
____________________________________ Director
           Massih Tayebi             (Principal Executive
                                     Officer)

                 *                   President and Director         November 2, 1999
____________________________________
         Masood K. Tayebi

      /s/ Thomas A. Munro            Chief Financial Officer        November 2, 1999
____________________________________ (Principal Financial and
          Thomas A. Munro            Accounting Officer)

                 *                   Director                       November 2, 1999
____________________________________
           Scott Anderson

                 *                   Director                       November 2, 1999
____________________________________
           Bandel Carano

                 *                   Director                       November 2, 1999
____________________________________
            Scot Jarvis

   /s/ Thomas A. Munro
*By: __________________________
        Thomas A. Munro

                                                                     Schedule II

                            WIRELESS FACILITIES INC.

                       Valuation and Qualifying Accounts

                                                Additions
                                          ---------------------
                                 Balance                                  Balance
                                   at                                     at End
    Allowance for Doubtful      Beginning                         Other     of
           Accounts              of Year  Provisions Write-offs Additions Period
    ----------------------      --------- ---------- ---------- --------- -------
Year ended December 31, 1996..       --     92,035        --       --      92,035
Year ended December 31, 1997..    92,035    15,894    (37,617)     --      70,312
Year ended December 31, 1998..    70,312   491,426       (104)     --     561,634
Six months ended June 30,
 1999.........................   561,634   125,567        --       --     687,201

                                 EXHIBIT INDEX

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
  1.1    Form of Underwriting Agreement.*

  3.1 Amended and Restated Certificate of Incorporation, as currently in effect.*

  3.2 Form of Restated Certificate of Incorporation, to be filed and become effective prior to the closing of this offering.*

  3.3 Form of Restated Certificate of Incorporation, to be filed and become effective upon the closing of this offering.*

  3.4    Bylaws, as currently in effect.*

  3.5 Form of Bylaws, as amended to become effective upon the closing of this offering.*

  4.1    Reference is made to Exhibits 3.1, 3.2, 3.3, 3.4 and 3.5.

  4.2    Specimen Stock Certificate.*

  5.1    Opinion of Cooley Godward LLP.*

 10.1    1997 Stock Option Plan.*

 10.2 Form of Stock Option Agreement pursuant to the 1997 Stock Option Plan and related terms and conditions.*

 10.3    1999 Equity Incentive Plan.*

 10.4    Form of Stock Option Agreement pursuant to the 1999 Equity Incentive
         Plan.*

 10.5    1999 Employee Stock Purchase Plan and related offering documents.*

 10.6    R&D Building Lease by and between the Company and Sorrento Tech
         Associates as amended.*

 10.7    Credit Agreement by and among the Company, various banks and Imperial
         Bank dated as of September 17, 1999.*

 10.8    Second Amended and Restated Investor Rights Agreement by and among the
         Company and certain stockholders of the Company dated as of September
         17, 1999.*

 10.9 Employment Offer Letter by and between the Company and Scott Fox dated as of April 9, 1999.*

 10.10 Form of Indemnity Agreement by and between the Company and certain officers and directors of the Company.*

 10.11 Amended Promissory Note from the Company to Masood K. Tayebi dated as of August 2, 1999.*

 10.12   Amended Promissory Note from the Company to Massih Tayebi dated as of
         August 2, 1999.*

 10.13   Amended Promissory Note from the Company to Sean Tayebi dated as of
         August 2, 1999.*

 10.14   Form of Warrant Agreement by and between the Company and each of Scott
         Anderson and Scot Jarvis dated as of February 28, 1997.*

 10.15 Form of Subscription and Representation Agreement by and between the Company and each of Scott Anderson and Scot Jarvis dated as of February 28, 1997.*

 10.16   Form of Warrant Agreement by and between the Company and each of Scott
         Anderson and Scot Jarvis dated as of February 1, 1998.*

 10.17 Form of Bill of Sale and Assignment Agreement by and between the Company and each of Massih Tayebi and Masood K. Tayebi dated as of June 30, 1999.*

 10.18   Assignment of Note by and among the Company, Masood K. Tayebi and
         Massih Tayebi dated as of June 30, 1999.*

 Exhibit
 Number                          Description of Document
 -------                         -----------------------
 10.19   Form of Promissory Note from each of Masood K. Tayebi and Massih
         Tayebi to the Company dated as of June 30, 1999.*

 10.20   Form of Promissory Note from each of Masood K. Tayebi and Massih
         Tayebi to the Company dated as of June 30, 1999.*

 10.21   Services Agreement by and between WFI de Mexico S. de R.L. de C.V. and
         Ericsson Telecom, S.A. de C.V. dated as of August 4, 1999.+*

 10.22   Master Services Agreement by and between Entel Technologies, Inc. and
         TeleCorp Holding Corp., Inc. dated as of February 27, 1998, as amended.+*

 10.23   Master Services Agreement by and between the Company and Nextel
         Partners Operating Corp. dated as of January 18, 1999.+*

 10.24 Agreement by and between the Company and Siemens Aktiengesellschaft, Berlin and Munchen, Federal Republic of Germany, represented by the Business Unit Mobile Networks.+*

 10.25   Master Services Agreement by and between the Company and Triton PCS,
         Operating Company, L.L.C. dated as of January 19, 1998, as amended.+*

 10.26   Microwave Relocation Services Agreement by and between Entel
         Technologies, Inc. and Triton PCS Operating Company, L.L.C. dated as of February 11, 1998.+*

 10.27   Site Development Services Agreement by and between Entel Technologies,
         Inc. and Triton PCS, Inc. dated as of December 10, 1997.+*

 10.28 Sales Agreement for Products and Services by and between the Company and Integrated Ventures, LLC dated as of April 19, 1999.+*

 10.29   Settlement Agreement and Mutual General Releasee by and between the
         Company and Total Outsourcing, Inc dated as of June 30, 1999.*

 10.30 Straight Note from Scott Fox and Kathleen W. Fox to the Company dated as of July 8, 1999.*

 10.31   Master Services Agreement by and between the Company and Metricom,
         Inc. entered into as of September 27, 1999. +*

 21.1    List of subsidiaries.*

 23.1    Consent of KPMG LLP, Independent Public Accountants.

 23.2    Consent of Cooley Godward LLP. Reference is made to Exhibit 5.1.

 23.3    Consent of M.R. Weiser LLP, Independent Public Accountants.

 24.1    Power of Attorney. Reference is made to page II-6 of the Registration
         Statement filed on August 18, 1999.

 27      Financial Data Schedule.*

--------
+ Confidential treatment has been requested with respect to certain portions of this exhibit. Omitted portions have been filed separately with the Securities and Exchange Commission.

 *  Previously filed.